UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: March 17, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F

☒

Form 40-F

☐

This Form

6-K consists

of the

31 December

2024

Pillar 3

Report of UBS

Group and

significant regulated

subsidiaries
and sub-groups, which appears immediately following this page.

Pillar 3 Report

31 December 2024

UBS Group and significant regulated subsidiaries

and sub-groups

Terms used in this report, unless the context requires

otherwise
“UBS”, “UBS Group”, “UBS Group

AG consolidated”, “Group”, “the

Group”, “we”, “us” and

“our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS

AG consolidated”
UBS AG and its consolidated subsidiaries
“Credit Suisse AG”

Credit Suisse AG and its consolidated subsidiaries

before the merger
with UBS AG
“Credit Suisse Group“

Pre-acquisition Credit Suisse Group
”Credit Suisse”

Credit Suisse AG and its consolidated subsidiaries

before the merger
with UBS AG, Credit Suisse Services

AG and other small former
Credit Suisse Group entities now directly held by UBS Group

AG
“UBS Group AG” and “UBS

Group AG standalone”

UBS Group AG on a standalone basis
“UBS AG standalone”

UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS

Switzerland AG standalone”
UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”

UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and

“UBS Americas Holding LLC consolidated”
UBS Americas Holding LLC and its consolidated subsidiaries
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise,

references to any gender shall apply to all genders.

Table of contents
UBS Group
2
Section 1
Introduction and basis for preparation
12
Section 2
Key metrics
14
Section 3
Overview of risk-weighted assets
15
Section 4
Linkage between financial statements and
regulatory exposures
18
Section 5
Credit risk
53
Section 6
Counterparty credit risk
61
Section 7
Comparison of A-IRB approach and
standardized approach for credit risk
65
Section 8
Securitizations
73
Section 9
Market risk
82
Section 10
Operational risk
82
Section 11
Interest rate risk in the banking book
85
Section 12
Going and gone concern requirements
and eligible capital
92
Section 13
Total

loss-absorbing capacity
93
Section 14
Leverage ratio
96
Section 15
Liquidity and funding
100
Section 16
Remuneration
100
Section 17
Requirements for global systemically
important banks and related indicators
Significant regulated subsidiaries and sub-groups
101
Section 1
Introduction
102
Section 2
UBS AG consolidated
106
Section 3
UBS AG standalone
110
Section 4
UBS Switzerland AG standalone
119
Section 5
UBS Europe SE consolidated
120
Section 6
UBS Americas Holding LLC consolidated
123
Section 7
Credit Suisse International standalone
Appendix
125
Abbreviations frequently used in our financial reports
127
Cautionary statement
Contacts
Switchboards
For all general inquiries
ubs.com/contact

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London +44-207-567 8000
New York +1-212-821 3000
Hong Kong SAR +852-2971 8888
Singapore +65-6495 8000
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manages relationships with
institutional investors, research
analysts and credit rating agencies.
ubs.com/investors
Zurich +41-44-234 4100
New York +1-212-882 5734
Media Relations
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manages relationships with global
media and journalists.
ubs.com/media
Zurich +41-44-234 8500
mediarelations@ubs.com
London +44-20-7567 4714

ubs-media-relations@ubs.com
New York +1-212-882 5858

mediarelations@ubs.com
Hong Kong SAR +852-2971 8200
sh-mediarelations-ap@ubs.com
Office of the Group Company
Secretary
The Group Company Secretary
handles inquiries directed to the
Chairman or to other members
of the Board of Directors.
UBS Group AG, Office of the

Group Company Secretary
PO Box, CH-8098 Zurich, Switzerland
sh-company-secretary@ubs.com
Zurich +41-44-235 6652
Shareholder Services
UBS’s Shareholder Services team,

a unit of the Group Company
Secretary’s office, manages
relationships with shareholders and
the registration of UBS Group AG
registered shares.
UBS Group AG, Shareholder Services
PO Box, CH-8098 Zurich, Switzerland
sh-shareholder-services@ubs.com
Zurich +41-44-235 6652
US Transfer Agent
For global registered share-related
inquiries in the US.
Computershare Trust Company NA
PO Box 43006
Providence, RI, 02940-3006, USA
Shareholder online inquiries:
www.computershare.com/us/
investor-inquiries
Shareholder website:
computershare.com/investor
Calls from the US

+1-866-305-9566
Calls from outside the US

+1-781-575-2623
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+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610
Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2025. The key symbol and UBS are among

the registered and
unregistered trademarks of UBS. All rights reserved.

31 December 2024 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

UBS Group
Introduction and basis for preparation
Scope of Basel III Pillar 3 disclosures
The

Basel

Committee

on

Banking

Supervision

(the

BCBS)

Basel III

capital

adequacy

framework

consists

of

three
complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market,
operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review
process, emphasizing the need for a qualitative approach to supervising banks. Pillar

3 requires banks to publish a range
of disclosures, mainly covering risk, capital, leverage,

liquidity and remuneration.
This report

provides Pillar

3 disclosures

for the

UBS Group,

including the

acquired

Credit Suisse

Group, and

prudential
key

figures

and

regulatory

information

for

UBS AG

consolidated

and

standalone,

UBS

Switzerland AG

standalone,
UBS Europe

SE

consolidated,

and

UBS

Americas

Holding

LLC

consolidated,

as

well

as

Credit

Suisse

International
standalone in the respective sections under “Significant

regulated subsidiaries and sub-groups”

.
This Pillar 3 Report

has been prepared

in accordance

with Swiss Financial

Market Supervisory Authority

(FINMA) Pillar 3
disclosure requirements

(FINMA Circular

2016/1 “Disclosure

– banks”)

as revised

on 8 December

2021, the

underlying
BCBS guidance

“Revised Pillar

3 disclosure

requirements”

issued in

January 2015,

the “Frequently

asked questions

on
the revised Pillar 3 disclosure

requirements” issued

in August 2016, the

“Pillar 3 disclosure requirements

– consolidated
and

enhanced

framework”

issued

in

March

2017

and

the

subsequent

“Technical

Amendment

–

Pillar 3

disclosure
requirements – regulatory treatment

of accounting provisions” issued in August 2018.
As UBS

is considered

a systemically

relevant

bank (an

SRB) under

Swiss banking

law,

UBS Group

AG and

UBS AG are
required to comply with regulations based on the

Basel III framework as applicable to Swiss

SRBs on a consolidated basis.

Local

regulators

may

also

require

the

publication

of

Pillar 3

information

at

a

subsidiary

or

sub-group

level.

Where
applicable, these local disclosures

are provided under

“Holding company and significant

regulated subsidiaries and sub-
groups” at ubs.com/investors .
Integration of Credit Suisse
Impact of the integration of Credit Suisse on Basel III Pillar

3 disclosures
We completed the merger

of UBS AG and Credit

Suisse AG on 31 May 2024,

the transition to a single

US intermediate
holding company on

7 June 2024, and

the merger of

UBS Switzerland AG and

Credit Suisse (Schweiz) AG on

1 July 2024.
These changes have been reflected in the significant regulated subsidiaries and sub-groups section of this report

.
›
Refer to “Introduction” in the “Significant regulated subsidiaries and sub-groups” section of this report for more information
about the newly merged entities
›
Refer to the “Integration of Credit Suisse” section and

“Note 2 Accounting for the acquisition of

the Credit Suisse Group” in the
“Consolidated financial statements” section of the UBS Group

Annual Report 2024, available under “Annual

reporting” at
ubs.com/investors
, for more information about the integration

of Credit Suisse
Amortization of transitional purchase price allocation adjustments for regulatory purposes
As

part

of

the

acquisition

of

the

Credit

Suisse

Group

in

2023,

the

assets

acquired

and

liabilities

assumed,

including
contingent

liabilities,

were

recognized

at

fair

value

as

of

the

acquisition

date

in

accordance

with

IFRS

3,
Business
Combinations
. The purchase price allocation

(PPA) fair

value adjustments required under

IFRS 3 were recognized as

part
of negative goodwill and included

effects on financial instruments measured at amortized cost,

such as fair value

impacts
from

interest

rates

and

own

credit,

that

are

expected

to

accrete

back

to

par

through

the

income

statement

as

the
instruments are held

to maturity. FINMA approved a

transitional common equity

tier 1 (CET1) capital

treatment for certain
of these fair value

adjustments, given the substantially

temporary nature

of the IFRS-3-accounting-driven

effects, which
neutralized equity reductions under

IFRS Accounting Standards of USD

5.9bn (before tax) and USD 5.0bn

(net of tax) as
of the acquisition

date. The transitional treatment was subject

to linear amortization through 30 June 2027.
In the third

quarter of

2024, we voluntarily

accelerated the amortization

of the remaining

transitional CET1

capital PPA
adjustments. The amortization of transitional CET1 capital PPA adjustments since the acquisition date totaled USD 5.0bn
(net of tax) as of the end of 2024, an increase of USD 4.3bn (net of tax) in 2024.
Significant regulatory developments, disclosure requirements and other changes

Developments related to the implementation of the final

Basel III standards
In

Switzerland,

the

amendments

to

the

Capital

Adequacy

Ordinance

(the

CAO)

that

incorporate

the

final

Basel III
standards

into Swiss

law,

including

the

five

new

ordinances

that

contain

the

implementing

provisions

for

the

revised
CAO, entered into force on 1 January

2025.

31 December 2024 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

The adoption

of the

final Basel III

standards led

to a

USD 1bn increase

in the

UBS Group’s

risk-weighted assets

(RWA),
resulting in a minimal impact

on the CET1 capital ratio.

The USD 1bn increase was primarily driven

by a USD 7bn increase
in market

risk RWA

and a

USD 3bn increase

in credit

valuation adjustment-related RWA

resulting from

the implementation
of

the

Fundamental

Review

of

the

Trading

Book

(the

FRTB)

framework,

largely

offset

by

a

USD 7bn

reduction

in
operational risk

RWA and

a USD 1bn

reduction in

credit risk

RWA. We

will provide

in our

first quarter

2025 report

an
update on further improvements from

mitigating actions and our dialogue

with FINMA regarding various aspects

of the
final Basel III

rules. These

changes do

not take

into account

the impact

of the

output floor.

The output

floor, which

is
being phased in until

2028, is currently not

binding for the UBS

Group. In the UBS

Group’s leverage ratio

denominator,
the adoption led to a low single-digit percentage increase

,

reducing the CET1 leverage ratio by around 10 basis

points.
With the incorporation of

the final Basel III standards

into Swiss law

on 1 January 2025,

the Group’s future Pillar 3

reports
will reflect new quarterly, semi-annual and annual disclosure requirements, starting from the first quarter of 2025.
In

the

EU,

the

final

Basel III

requirements

became

applicable

as

of

1 January

2025,

except

for

the

market

risk

capital
requirements, the implementation of which has been delayed until at least 1 January 2026. The overall impact on UBS is limited.
In

January

2025,

the

UK

Prudential

Regulatory

Authority

(the

PRA)

announced

that

it

has

further

postponed

the
implementation of the final Basel III

standards until 1 January 2027, citing the

need for greater clarity

on US plans. In its
announcement, the

PRA left open

the possibility of

further postponement.

The date

for the full

phase-in of the

output
floor continues

to be 1 January 2030. The overall impact on UBS is expected

to be limited.

In the US,

both the timing

and content of

a re-proposal of

the July 2023

version of the

final Basel III rules

remain uncertain
as the change in principals at the US banking agencies has

yet to be completed.
Other developments
Capital returns
For the 2024 financial year, the Board

of Directors (the BoD) plans to propose a dividend to UBS Group AG shareholders of USD 0.90

per share.

Subject to

approval at

the Annual

General Meeting,

which is

scheduled for

10 April 2025,

the
dividend will be paid on 17 April 2025 to shareholders of record on 16 April 2025. The ex-dividend date will be 15 April
2025

on

the

SIX

Swiss

Exchange

and

16 April

2025

on

the

New

York

Stock

Exchange.

We

remain

committed

to
progressive dividends

and are

accruing for

an increase

of around

10% in the

ordinary dividend

per share

for the 2025
financial year.
In the fourth

quarter of 2024,

we completed our planned

USD 1bn of share

repurchases. We plan to

repurchase USD 1bn
of shares

in the

first half

of 2025.

We aim

to repurchase

up to

an additional

USD 2bn of

shares in

the second

half of
2025

and

are

maintaining

our

ambition

for

share

repurchases

in

2026

to

exceed

full-year

2022

levels.

Our

share
repurchases will be consistent with delivering on our financial plans, maintaining our CET1 capital ratio target of around
14% and the absence of material, immediate changes to

the current capital regime.
Frequency and comparability of Pillar 3 disclosures

The table

below summarizes

the reporting

frequency for

each disclosure

as per

the current

FINMA requirements

applicable
to UBS.

In line with

the FINMA-specified disclosure frequency and

requirements for disclosure with

regard to comparative periods,
we provide quantitative comparative

information as of 30 September 2024 for

disclosures required on a quarterly

basis,
as of 30 June 2024 for disclosures required on a semi-annual basis and as of 31 December 2023 for disclosures required
on an

annual basis.

Where specifically

required by

FINMA and

/ or the

BCBS, we

disclose comparative

information for
additional reporting dates.

Where required, movement commentary

is aligned with the corresponding

disclosure frequency required by FINMA

and
always

refers

to

the

latest

comparative

period.

Throughout

this

report,

signposts

are

displayed

at

the

beginning

of

a
section, table or chart –
Annual | Semi-annual | Quarterly |

– indicating whether the disclosure is provided annually, semi-annually or quarterly. A triangle symbol –
▲ ▲ ▲

– indicates the end of the signpost.
›
Refer to our 31 March 2024, 30 June 2024 and

30 September 2024 Pillar 3 Reports, available

under “Pillar 3 disclosures” at
ubs.com/investors
, for more information about previously published quarterly

movement commentary

›
Refer to our 30 June 2024 Pillar 3 Report, available

under “Pillar 3 disclosures” at
ubs.com/investors , for more information about
previously published semi-annual movement commentary

31 December 2024 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

The table

below outlines the

annual, semi-annual

and quarterly

disclosure requirements

that are

satisfied in this

report
for UBS Group

and significant

regulated

subsidiaries and

sub-groups

as applicable.

For specific

disclosures,

this report
may refer to the UBS Group Annual Report

2024.
FINMA
reference 1 Disclosure title in this report Section of this report
Page number
in this report
Annual disclosure requirements
OVA Bank risk management approach Section 1 Introduction and basis for preparation 8–9
LI1 Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories
Section 4 Linkage between financial statements and
regulatory exposures
16–17
LI2 Main sources of differences between regulatory exposure amounts and carrying values in financial statements (under the regulatory scope of consolidation)
Section 4 Linkage between financial statements and
regulatory exposures
18
LIA – Explanation of the differences between the IFRS Accounting Standards and regulatory scopes of consolidation
– Fair value measurement
Section 4 Linkage between financial statements and
regulatory exposures
15–16
16
PV1 Prudent valuation adjustments (PVA) Section 12 Going and gone concern requirements and eligible capital
91
GSIB1 Disclosure of G-SIB indicators Section 17 Requirements for global systemically important banks and related indicators
100
LIQA Liquidity risk management Section 15 Liquidity and funding 96
CRA Credit risk management Section 5 Credit risk 19
CRB Additional disclosure related to the credit quality of assets:
– Breakdown of exposures by industry
– Breakdown of exposures by geographical area
– Breakdown of exposures by residual maturity
– Policies for past due, non-performing and credit-impaired claims
– Credit-impaired exposures by industry
– Credit-impaired exposures by geographical area
– Past due exposures
– Definition of restructured exposure
– Breakdown of restructured exposures between credit-impaired and non-
credit-impaired
Section 5 Credit risk
21
21
22
22
22
23
23
23
23
CRC Credit risk mitigation techniques Section 5 Credit risk 24
CRD Qualitative disclosures on banks’ use of external credit ratings under the standardized approach for credit risk
Section 5 Credit risk 25
CRE – Main features of our key credit risk models
–
Additional qualitative disclosures

related to IRB models
Section 5 Credit risk 28
29
CR9 IRB – Backtesting of probability of default (PD) per portfolio Section 5 Credit risk 40–50
CCRA Counterparty credit risk management Section 6 Counterparty credit risk 53
SECA
Qualitative disclosure requirements related to securitization exposures

Section 8 Securitizations 65–66
MRA Market risk management Section 9 Market risk 73
MRB – IMA –

Value-at-risk and stressed value-at-risk
– Risks not in VaR
– Incremental risk charge
Section 9 Market risk 77
80
80–81
IRRBBA IRRBB risk management Section 11 Interest rate risk in the banking book 82
IRRBB1 Quantitative information on IRRBB Section 11 Interest rate risk in the banking book 82–83
IRRBBA1 Quantitative disclosures relating to the position structure and interest rate reset of IRRBB risk
Section 11 Interest rate risk in the banking book 83–84
REMA
REM1
REM2
REM3
Remuneration policy
Remuneration awarded during the financial year
Special payments
Deferred remuneration
Section 16 Remuneration 100
ORA Operational risk Section 10 Operational risk 82
– VaR- and SVaR-based RWA Section 9 Market risk 77
– RniV-based RWA Section 9 Market risk 80
– IRC-based RWA Section 9 Market risk 81

31 December 2024 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

FINMA
reference 1 Disclosure title in this report Section of this report
Page number
in this report
Semi-annual disclosure requirements
CR1 Credit quality of assets Section 5 Credit risk 20
CR2 Changes in stock of defaulted loans, debt securities and off-balance sheet exposures
Section 5 Credit risk 20
CR3 Credit risk mitigation techniques – overview Section 5 Credit risk 24
CR4 Standardized approach – credit risk exposure and Credit Risk Mitigation
(CRM) effects
Section 5 Credit risk 26
CR5 Standardized approach – exposures by asset classes and risk weights Section 5 Credit risk 27
CR6 IRB – Credit risk exposures by portfolio and PD range Section 5 Credit risk 29–37
CR7 Qualitative statement about the impact of credit derivatives used as CRM techniques on IRB credit risk RWA
Section 5 Credit risk 38
CR10 Specialized lending
IRB (equities under the simple risk-weight method)
Section 5 Credit risk 51
52
CCR1 Analysis of counterparty credit risk (CCR) exposure by approach Section 6 Counterparty credit risk 54
CCR2 Credit valuation adjustment (CVA) capital charge Section 6 Counterparty credit risk 54
CCR3 Qualitative statement about the materiality of counterparty credit risk exposures subject to standardized risk weights
Section 6 Counterparty credit risk 54
CCR4 IRB – CCR exposures by portfolio and PD scale Section 6 Counterparty credit risk 55–57
CCR5 Composition of collateral for CCR exposure Section 6 Counterparty credit risk 58
CCR6 Credit derivatives exposures Section 6 Counterparty credit risk 59
CCR8 Exposures to central counterparties Section 6 Counterparty credit risk 60
SEC1
SEC2
SEC3
SEC4
Securitization exposures in the banking book
Securitization exposures in the trading book
Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor
Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor
Section 8 Securitizations 67
68
69–70
71–72
MR1 Market risk under standardized approach Section 9 Market risk 73
MR3 IMA values for trading portfolios Section 9 Market risk 76
MR4 Comparison of VaR estimates with gains / losses Section 9 Market risk 78–79
CC1 Composition of regulatory capital Section 12 Going and gone concern requirements and eligible capital
89–90
CC2 Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
Section 12 Going and gone concern requirements and
eligible capital
87–88
CCA Main features of regulatory capital instruments and other total loss-absorbing capacity (TLAC)-eligible instruments
n/a – The CCA table is published on our website. Refer to
the document titled “Capital and total loss-absorbing
instruments of UBS Group AG consolidated, UBS AG
consolidated and standalone – Key features”, available
under “Bondholder information” at ubs.com/investors , for
more information.
n/a
CCyB1 Geographical distribution of credit exposures used in the countercyclical capital buffer
Section 12 Going and gone concern requirements and
eligible capital
86
TLAC1 TLAC composition for G-SIBs (at resolution group level) Section 13 Total loss-absorbing capacity 92
TLAC2 Material sub-group entity – creditor ranking at legal entity level Significant regulated subsidiaries and sub-groups:
Section 6 UBS Americas Holding LLC consolidated
Section 7 Credit Suisse International standalone
122
124
TLAC3
Creditor ranking at legal entity level for the resolution entity,

UBS Group AG
Section 13 Total loss-absorbing capacity 93
LIQ2 Net stable funding ratio (NSFR) Section 15 Liquidity and funding 99

31 December 2024 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

FINMA
reference 1 Disclosure title in this report Section of this report
Page number
in this report
Quarterly disclosure requirements
KM1 Key metrics UBS Group:
Section 2 Key metrics
Significant regulated subsidiaries and sub-groups:
Section 2 UBS AG consolidated
Section 3 UBS AG standalone
Section 4 UBS Switzerland AG standalone
Section 5 UBS Europe SE consolidated
Section 6 UBS Americas Holding LLC consolidated
Section 7 Credit Suisse International standalone
12–13
103
107
110
119
121
123
KM2 Key metrics – TLAC requirements (at resolution group level) Section 2 Key metrics 12–13
OV1 Overview of RWA Section 3 Overview of risk-weighted assets 14–15
CR8 RWA flow statements of credit risk exposures under IRB Section 5 Credit risk 39
CCR7 RWA flow statements of CCR exposures under internal model method (IMM)
and value-at-risk (VaR)
Section 6 Counterparty credit risk 59
MR2 RWA flow statements of market risk exposures under an IMA Section 9 Market risk 74–75
LR1 BCBS Basel III leverage ratio summary comparison Section 14 Leverage ratio 94–95
LR2 BCBS Basel III leverage ratio common disclosure Section 14 Leverage ratio 94–95
LIQ1 Liquidity coverage ratio (LCR) Section 15 Liquidity and funding 98
Annex 3 Swiss SRB going and gone concern requirements and information UBS Group:
Section 12 Going and gone concern requirements and
eligible capital
Significant regulated subsidiaries and sub-groups:
Section 2 UBS AG consolidated
Section 3 UBS AG standalone
Section 4 UBS Switzerland AG standalone
85
104–105
108–109
111–112
– Reconciliation of IFRS Accounting Standards total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
Section 14 Leverage ratio 94
– High-quality liquid assets (HQLA) Section 15 Liquidity and funding 97
1

Disclosure requirement per FINMA Circular 2016/1 “Disclosure – banks”.

31 December 2024 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

Format of Pillar 3 disclosures

As defined by FINMA, certain Pillar 3 disclosures follow a fixed format, whereas other disclosures are flexible and may be modified to

a

certain

degree

to present

the

most

relevant

information.

Pillar 3

requirements

are

presented

under

the
relevant FINMA table / template reference (e.g. OVA, OV1, LI1, etc.). Pillar 3 disclosures may also include row labeling (1,
2, 3, etc.) as prescribed

by FINMA. Naming conventions used in

our Pillar 3 disclosures are based on FINMA

guidance and
may not reflect UBS naming conventions.

The FINMA-defined asset classes used within this Pillar 3

Report are as follows.
–
Central governments

and central

banks, consisting

of exposures

relating to

governments at

the

level of

the

nation
state and their central banks. The EU is also treated as a

central government.
–
Banks

and

securities

dealers,

consisting

of

exposures

to

legal

entities

holding

banking

licenses

and

securities

firms
subject

to

adequate

supervisory

and

regulatory

arrangements,

including

risk-based

capital

requirements.

Securities
firms can only be assigned to this asset class if they are subject to supervision equivalent to that of banks.
–
Public-sector entities

and multi-lateral

development banks,

consisting of

exposures to

institutions established

on the
basis of public

law in different

forms, such as

administrative entities

or public companies

and regional

governments,
the Bank for International Settlements, the International Monetary Fund, and eligible multi-lateral development banks recognized by FINMA.
–
Corporates: specialized

lending, consisting

of exposures

relating to

income-producing

real estate

and high-volatility
commercial real estate, commodities finance, project finance,

and object finance.
–
Corporates: other

lending, consisting

of all

exposures to

corporates that

are not

specialized lending.

This asset

class
includes private

commercial entities,

such as

corporations, partnerships

or proprietorships,

insurance companies

and
funds (including managed funds).
–
Retail: residential mortgages, consisting of residential mortgages, regardless of exposure size, if the owner occupies or
rents out the mortgaged property.
–
Retail: qualifying

revolving retail

exposures, consisting

of

unsecured and

revolving credits

to individuals

that

exhibit
appropriate loss characteristics relating to credit card relationships at UBS.
–
Retail:

other,

consisting

primarily

of

Lombard

lending

that

represents

loans

made

against

the

pledge

of

eligible
marketable

securities

or

cash,

as

well

as

exposures

to

small

businesses,

private

clients

and

other

retail

customers
without mortgage financing.
–
Equity, consisting of instruments that

have no stated or predetermined

maturity and represent a residual interest

in the
net assets of an entity.
–
Other assets, consisting of the remainder of

exposures that UBS is exposed to,

mainly non-counterparty-related assets.
Governance over Pillar 3 disclosures

The BoD and senior management are responsible

for establishing and maintaining an effective

internal control structure
over the disclosure of

financial information, including Pillar 3 disclosures. In

line with BCBS and

FINMA requirements, UBS
has

a

BoD-approved

Pillar 3

disclosure

governance

policy

in

place,

which

includes

information

about

the

key

internal
controls and

procedures

designed

to

govern

the

preparation,

review

and

sign-off

of

Pillar 3

disclosures.

UBS’s

Pillar 3
framework has

been amended

to take

account of

the Group

structure after

the acquisition

of the

Credit Suisse

Group
and will continue to

be refined as

the integration progresses.

This Pillar 3 Report

has been verified

and approved in

line
with UBS’s Pillar 3 framework.
Risk management framework
Our Group-wide

risk management

framework is

applied across

all risk

types. The

table below

presents an

overview of
risk management disclosures

that are provided

separately in the

UBS Group Annual

Report 2024, available

under “Annual
reporting” at
ubs.com/investors.

31 December 2024 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

Annual |

OVA: Bank risk management approach
Pillar 3 disclosure requirement
UBS Group Annual Report 2024 section Disclosure
UBS Group Annual Report 2024

page number
Business model and risk profile Our strategy, business model and environment
–
Market environment,

Industry trends
– Risk factors
29–33
50–63
Risk, capital, liquidity and funding, and
balance sheet
–
Top and emerging risks

– Risk categories
– Overview of risks arising from our business
activities
– Risk management and control principles
– Risk appetite framework
– Risk measurement
– Credit risk –

Main sources of credit risk,
Overview of measurement, monitoring and
management techniques, Credit risk profile of
the Group
– Market risk –

Main sources of market risk,
Overview of measurement, monitoring and
management techniques
– Interest rate risk in the banking book
– Other market risk exposures
– Country risk framework, Country risk exposure
– Non-financial risk framework
89–90
93–94
95
96
95–98
98–100
100–101
112–113
117–119
120–121
121–123
131
Risk governance Risk, capital, liquidity and funding, and
balance sheet
–
Risk governance

– Risk categories
– Interest rate risk in the banking book
–

Risk
management and governance
– Capital management
–

Capital management
objectives, planning and activities
–
Liquidity and funding management
–

Strategy,
objectives and governance
90–92
93–94
118
137
148
Communication and enforcement
of risk culture within the bank
Risk, capital, liquidity and funding, and
balance sheet
–
Risk governance
–
Internal risk reporting
–
Risk appetite framework
–
Non-financial risk framework
90–92
92
95–98
131
Scope and main features of risk
measurement systems
Risk, capital, liquidity and funding, and
balance sheet
–
Risk measurement
–
Credit risk –

Overview of measurement,
monitoring and management techniques
–
Market risk –

Overview of measurement,
monitoring and management techniques
–
Country risk exposure measure
–
Non-financial risk capital measurement
98–100
100
112–113
121
134
Risk information reporting Risk, capital, liquidity and funding, and balance sheet
–
Risk governance
–
Internal risk reporting
–
Risk management and control principles
90–92
92
96
Stress testing Risk, capital, liquidity and funding, and
balance sheet
– Risk appetite framework
– Stress testing
– Credit risk models –

Stress loss
– Market risk stress loss
– Interest rate risk in the banking book
– Other market risk exposures
– Liquidity and funding management –

Liquidity
and funding stress testing
95–98
98–99
109
113
117–119
120–121
148–149

31 December 2024 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

OVA: Bank risk management approach (continued)
Pillar 3 disclosure requirement UBS Group Annual Report 2024 section Disclosure
UBS Group Annual Report

2024 page number
Strategies and processes applied to
manage, hedge and mitigate risks
Risk, capital, liquidity and funding, and
balance sheet
– Risk management and control principles
– Credit risk –

Overview of measurement,
monitoring and management techniques
– Credit risk mitigation
– Market risk –

Overview of measurement,
monitoring and management techniques
– Value-at-risk
– Interest rate risk in the banking book
– Other market risk exposures
– Country risk exposure
– Non-financial risk framework
– Liquidity and funding management
– Currency management
96
100
106–107
112–113
113–117
117–119
120–121
121–123
131
148–151
157

Consolidated financial statements – Note 11 Derivative instruments
– Note 21h Maximum exposure to credit risk for
financial instruments measured at fair value
– Note 22 Offsetting financial assets and
financial liabilities
305–307
345
347–348
▲
Our approach to measuring risk exposure and risk-weighted

assets
Depending

on

the

intended

purpose,

the

measurement

of risk

exposure

that

we

apply

may

differ.

Exposures

may

be
measured

for

financial

accounting

purposes

under

IFRS

Accounting

Standards

for

deriving

our

regulatory

capital
requirement

or

for

internal

risk

management

and

control

purposes.

Our

Pillar 3

disclosures

are

generally

based

on
measures of risk exposure used to derive the

regulatory capital required under Pillar 1. Our RWA are calculated according to the BCBS Basel III framework,

as implemented by the CAO

issued by the Swiss Federal

Council and by the associated
circulars issued by FINMA.
The table below provides a summary

of the approaches we use

for the main risk categories

to determine the regulatory
risk exposure and RWA.

Category Definition of risk Regulatory risk exposure Risk-weighted assets
I. Credit risk
Credit risk Credit risk is the risk of a loss resulting from the failure of a counterparty to meet its
contractual obligations toward UBS arising
from transactions such as loans, debt
securities held in our banking book and
undrawn credit facilities.

Refer to section 5, Credit risk.
Exposure at default (EAD) is the amount we
expect a counterparty to owe us at the time of
a possible default. For banking products, the
EAD generally equals the IFRS Accounting
Standards carrying amount as of the reporting
date. The EAD is expected to remain constant
over the 12-month period. For loan
commitments, a credit conversion factor is
applied to model expected future drawdowns
over the 12-month period.
We apply two approaches to measure credit risk
RWA.
– Advanced internal ratings-based (A-IRB)
approach , applied for the majority of our
businesses. Counterparty risk weights are
determined by reference to internal probability of
default and loss given default (LGD) estimates.

– Standardized approach (SA) , generally based on
external ratings for a sub-set of our credit portfolio
where internal measures are not available.
Non-counterparty-
related risk
Non-counterparty-related risk (NCPA) denotes
the risk of a loss arising from changes in value
or from liquidation of assets not linked to any
counterparty, e.g. premises, equipment and
software, and deferred tax assets on
temporary differences.

Refer to section 3, Overview of risk-weighted
assets.
The IFRS Accounting Standards carrying
amount is the basis for measuring NCPA
exposure.
We measure NCPA RWA by applying prescribed
regulatory risk weights to the NCPA exposure.
Equity positions in
the banking book
Risk from equity positions in the banking book
refers to the investment risk arising from
equity positions and other relevant
investments or instruments held in our
banking book.

Refer to section 5, Credit risk.
The IFRS Accounting Standards carrying
amount is the basis for measuring risk
exposure for equity securities held in our
banking book but reflecting a net position.
We measure the RWA from equity positions in the
banking book by applying prescribed regulatory risk
weights to our listed and unlisted equity exposures.

31 December 2024 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

Category Definition of risk Regulatory risk exposure Risk-weighted assets
II. Counterparty credit risk
Counterparty credit
risk (CCR)
CCR is the risk that a counterparty for over-
the-counter (OTC) derivatives, exchange-
traded derivatives (ETDs) or securities
financing transactions (SFTs) will default
before the final settlement of a transaction
and cause a loss to the firm if the transaction
has a positive economic value at the time of
default.
Refer to section 6, Counterparty credit risk.
We primarily use internal models to measure
CCR exposures to third parties. All internal
models are approved by FINMA.

– For OTC derivatives and ETDs , we apply the
effective expected positive exposure and
stressed expected positive exposure as
defined in the Basel III framework.
– For SFTs , we apply the close-out period
approach.
In certain instances where risk models are not
available:
– Exposure on OTC derivatives and ETDs

is
calculated considering the net positive
replacement values and potential future
exposure under the standardized approach
for counterparty credit risk;

and
– Exposure for SFTs

is based on the

IFRS
Accounting Standards carrying amount, net

of
collateral mitigation.
We apply two approaches to measure CCR RWA.
– Advanced internal ratings-based (A-IRB)
approach , applied for the majority of our
businesses. Counterparty risk weights are
determined by reference to internal counterparty
ratings and LGD estimates.

– Standardized approach (SA), generally based on
external ratings for a sub-set of our credit
portfolio, where internal measures are not
available.
We apply an additional credit valuation adjustment
capital charge to hold capital against the risk of
mark-to-market losses associated with the
deterioration of counterparty credit quality.
Settlement risk Settlement risk is the risk of loss resulting from transactions that involve exchange of value
(e.g. security versus cash) where we must
deliver without first being able to determine
with certainty that we will receive the
countervalue.
Refer to section 3, Overview of risk-weighted
assets.
The IFRS Accounting Standards carrying
amount is the basis for measuring settlement
risk exposure.
We measure settlement risk RWA through the
application of prescribed regulatory risk weights to
the settlement risk exposure.
III. Securitization exposures in the banking book
Securitization
exposures in the
banking book
Exposures arising from traditional and
synthetic securitizations held in our banking
book.

Refer to section 8, Securitizations.
The IFRS Accounting Standards carrying
amount after eligible regulatory credit risk
mitigation and credit conversion factors is the
basis for measuring securitization exposures.
For synthetic securitization transactions, the
exposure is equal to the net exposure at
default on retained positions. Exposure values
consist of securitization exposures that UBS
has retained or purchased into the banking
book when acting as originator and / or
sponsor.
Consistent with the BCBS, we apply the FINMA-
defined hierarchy of approaches for banking book
securitizations to measure RWA.

– Internal ratings-based approach (SEC-IRBA) ,
considering the advanced IRB risk weights, if the
securitized pool largely consists of IRB positions
and internal ratings are available.
– External ratings-based approach (SEC-ERBA) , if
the IRB approach cannot be applied, risk weights
are applied based on external ratings if we are
able to demonstrate our expertise in critically
reviewing and challenging the external ratings.

– Standardized approach (SEC-SA) or 1,250% risk
weight factor,

if none of the aforementioned
approaches can be applied, we apply the
standardized approach where the delinquency
status of a significant portion of the underlying
exposure can be determined or a risk weight of
1,250%.
For re-securitization exposures we apply either the
standardized approach or a risk weight factor of
1,250%.

31 December 2024 Pillar 3 Report |
UBS Group | Introduction and basis for preparation

Category Definition of risk Regulatory risk exposure Risk-weighted assets
IV.

Market risk
Value-at-risk (VaR) VaR is a statistical measure of market risk, representing the market risk losses that could
potentially be realized over a set time horizon
(holding period) at an established level of
confidence. For regulatory VaR, the holding
period is 10 days and the confidence level is
99%. For our risk management measure,
Management VaR,

we apply a holding period
of 1 day and a confidence level of 95%.

For further differences between regulatory and
Management VaR, refer to the “Risk
management and control”

section of the UBS
Group Annual Report 2024, available under
“Annual reporting” at ubs.com/investors .
Refer to section 9, Market risk.
The VaR component of market risk RWA is calculated
by taking the maximum of the period-end VaR and
the product of the average VaR for the 60 trading
days immediately preceding the period end and a
VaR multiplier. The

quantity is then multiplied by a
risk weight factor of 1,250% to determine RWA. The
VaR multiplier is dependent on the number of VaR
backtesting exceptions within the most recent 250-
trading-day window.

Stressed VaR (SVaR) SVaR is a 10-day, 99% VaR measure
estimated with model parameters that are
calibrated to historical data covering a one-
year period of significant financial stress
relevant to the firm’s current portfolio.
Refer to section 9, Market risk.
The derivation of SVaR RWA is similar to the one
explained above for VaR. Unlike VaR, SVaR is
computed weekly, and as a result the average SVaR
is computed over the most recent 12 observations.

Add-on for risks not
in VaR (RniV)
Potential risks that are not fully captured by
our VaR model are referred to as RniV.

We
have a framework to identify and quantify
these potential risks and underpin them with
capital.

Refer to section 9, Market risk.
Our RniV framework is used to derive the RniV-based
component of the market risk RWA, which is
approved by FINMA. Since the second quarter of
2018, RniV and RWA resulting from RniV are
recalibrated on a monthly basis.

As the RWA from RniV are add-ons, they do not
reflect any diversification benefits across risks
capitalized through VaR and SVaR.
Incremental

risk
charge (the IRC)
The IRC represents an estimate of the default
and rating migration risk of all trading book
positions with issuer risk, except for equity
products and securitization exposures,
measured over a one-year time horizon at a
99.9% confidence level.

Refer to section 9, Market risk.
The IRC is calculated weekly, and the results are used
to derive the IRC-based component of the market risk
RWA. The derivation is similar to that for VaR-

and
SVaR-based RWA, but without a VaR multiplier.
Securitization /
re-securitization in
the trading book
Risk arising from traditional and synthetic
securitizations held in our trading book.

Refer to section 8, Securitizations and

section 9, Market risk.
The exposure is equal to the fair value of the
net long or short securitization position.
We measure trading book securitization RWA using
the Ratings-based approach , i.e. applying risk
weights based on external ratings.

V.

Operational risk
Operational

risk
Operational risk is the risk of loss resulting
from inadequate or failed internal processes,
people or systems,

or from external causes
(deliberate, accidental or natural), including
cybersecurity and information-security risk.
Operational risk includes, among others, legal
risk, conduct risk and compliance risk.

Refer to section 10, Operational risk.
We use the advanced measurement approach to
measure operational risk RWA in accordance with
FINMA requirements.

31 December 2024 Pillar 3 Report |
UBS Group | Key metrics

Key metrics
Key metrics for the fourth quarter of 2024
Quarterly |
The KM1 and KM2

tables below are based

on Basel Committee

on Banking Supervision

Basel III rules. The

KM2
table includes a

reference to the

total loss-absorbing capacity

(TLAC) term sheet,

published by the

Financial Stability Board
(the

FSB).

The

FSB

provides

this

term

sheet

at
fsb.org/2015/11/total-loss-absorbing-capacity-tlac-principles-and-term-
sheet .
Our capital ratios

were broadly unchanged

as a decrease

in risk-weighted assets

(RWA) was offset

by a decrease

in our
tier 1 capital.

Our leverage ratio increased,

reflecting a decrease in the leverage ratio denominator (the

LRD), partly offset
by a decrease in tier 1 capital.
Our common equity

tier 1 (CET1) capital

decreased by USD 2.8bn

to USD 71.4bn, mainly

as operating profit

before tax
of

USD 1.0bn

was

more

than

offset

by

foreign

currency

translation

losses

of

USD 1.8bn,

current

tax

expenses

of
USD 1.0bn,

dividend

accruals

of

USD 0.9bn

and

a

USD 0.2bn

decrease

in

eligible

deferred

tax

assets

on

temporary
differences. Share repurchases of USD 0.3bn carried

out in the fourth quarter of 2024 under

our 2024 share repurchase
program did

not affect

our CET1

capital

position,

as there

was an

equal reduction

in the

capital

reserve

for potential
share

repurchases.

The

remaining

capital

reserve

for

potential

share

repurchases

was

fully

utilized

during

the

fourth
quarter of 2024.
Our tier 1 capital decreased by USD 3.3bn to USD 87.7bn, reflecting the aforementioned decrease in CET1 capital and

a
USD 0.4bn decrease

in additional

tier 1 (AT1)

capital. The

AT1 capital

decrease was

mainly driven

by negative

impacts
from interest rate risk hedge, foreign currency translation and other effects.
The TLAC available

as of 31 December

2024 included

CET1 capital, AT1

capital and

non-regulatory capital elements

of
TLAC. Under the

Swiss systemically relevant

bank framework, including

transitional arrangements,

TLAC excludes 45%
of

the

gross

unrealized

gains

on

debt

instruments

measured

at

fair

value

through

other

comprehensive

income

for
accounting

purposes,

which

for

regulatory

capital

purposes

are

measured

at

the

lower

of

cost

or

market

value.

This
amount was negligible as of 31 December 2024 but is included as available TLAC in the KM2 table in this section.
Our available

TLAC decreased

by USD 9.5bn

to USD 185.4bn,

reflecting the

aforementioned

decrease

in tier

1 capital
and a USD 6.2bn decrease

in non-regulatory capital

elements of TLAC. The

decrease in non-regulatory

capital elements
of

TLAC

was

driven

by

a

USD 1.6bn

equivalent

of

TLAC-eligible

senior

unsecured

debt

instrument

that

ceased

to

be
eligible as gone concern capital when we issued

a notice of redemption of the instrument in

the fourth quarter of 2024
and

a

USD 0.1bn

tier 2

instrument

ceasing

to

be

eligible

as

gone

concern

capital

as

it

entered

the

final

year

before
maturity,

as well as negative

impacts from interest

rate risk hedge, foreign

currency translation and

other effects. These
effects were partly offset by new issuances of TLAC-eligible senior unsecured debt instruments totaling USD 0.2bn.

During the

fourth

quarter

of 2024,

RWA

decreased

by

USD 20.8bn

to USD 498.5bn,

primarily

driven

by decreases

of
USD 19.5bn

from

credit

risk

RWA

and

USD 2.1bn

from

counterparty

credit

risk

RWA,

partly

offset

by

an

increase

of
USD 2.2bn from market risk RWA. The remaining variance

was spread across other risk types.
The LRD decreased by USD 88.9bn to USD 1,519.5bn,

driven by currency effects of USD 68.9bn, as

well as asset size and
other movements of USD 20.0bn.

The quarterly average liquidity coverage ratio (the LCR) of the UBS Group decreased

10.9 percentage points to 188.4%,
remaining above the

prudential requirement communicated by

the Swiss Financial Market

Supervisory Authority (FINMA).
The movement

in the

quarterly average

LCR was

primarily driven

by a

decrease in

high-quality liquid

assets (HQLA)

of
USD 29.1bn to

USD 331.5bn, mainly

reflecting lower

cash available,

driven by

a decrease

in customer

deposits, lower
debt

issued

measured

at

amortized

cost

and

lower

short-term

borrowings,

as

well

as

funding

of

trading

assets.

The
aforementioned

decrease

in

HQLA was

partly

offset

by

a

USD 5.0bn

decrease

in

net

cash

outflows,

to

USD 176.0bn,
reflecting

lower

net

outflows

from

derivatives

and

debt

issued

measured

at

amortized

cost,

partly

offset

by

higher
outflows from customer deposits.
As of

31 December 2024,

the net

stable funding

ratio of

the UBS

Group decreased

1.3 percentage points

to 125.5%,
remaining above

the prudential

requirement communicated by

FINMA. Available

stable funding

decreased by

USD 47.5bn
to USD 856.8bn,

mainly driven

by lower

customer deposits,

largely driven

by currency

effects, lower

regulatory capital
and

lower

debt

issued.

Required

stable

funding

decreased

by

USD 30.3bn

to

USD 682.5bn,

mainly

reflecting

lower
lending assets, which were also largely driven by currency

effects.

31 December 2024 Pillar 3 Report |
UBS Group | Key metrics

KM1: Key metrics
USD m, except where indicated
31.12.24 30.9.24 30.6.24 31.3.24 31.12.23
1
Available capital (amounts)
1 Common Equity Tier 1 (CET1) 71,367 74,213 76,104 77,663 78,002
2 Tier 1 87,739 91,024 91,804 92,983 91,894
3 Total capital 87,739 91,025 91,804 92,984 91,895
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA) 498,538 519,363 511,376 526,437 546,505
4a Minimum capital requirement
2
39,883 41,549 40,910 42,115 43,720
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%) 14.32 14.29 14.88 14.75 14.27
6 Tier 1 ratio (%) 17.60 17.53 17.95 17.66 16.81
7 Total capital ratio (%) 17.60 17.53 17.95 17.66 16.81
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%) 2.50 2.50 2.50 2.50 2.50
9 Countercyclical buffer requirement (%) 0.16 0.17 0.16 0.15 0.14
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)
0.37 0.38 0.33 0.32 0.33
10 Bank G-SIB and / or D-SIB additional requirements (%) 1.00 1.00 1.00 1.00 1.00
11 Total of bank CET1 specific buffer requirements (%)
3
3.66 3.67 3.66 3.65 3.64
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4
9.60 9.53 9.95 9.66 8.81
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure 1,519,477 1,608,341 1,564,201 1,599,646 1,695,403
14 Basel III leverage ratio (%)
5.77 5.66 5.87 5.81 5.42
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

331,481 360,628 378,235 422,617 415,594
16 Total net cash outflow 176,008 181,051 178,452 192,106 192,760
16a of which: cash outflows 347,761 342,952 342,383 348,693 342,096
16b of which: cash inflows 171,753 161,901 163,931 156,588 149,336
17 LCR (%)
188.37 199.25 211.99 220.21 215.66
Net stable funding ratio (NSFR)
18 Total available stable funding 856,804 904,295 882,282 887,037 926,424
19 Total required stable funding 682,508 712,773 689,025 701,560 743,159
20 NSFR (%) 125.54 126.87 128.05 126.44 124.66
1 Comparative-period information has been revised.

Refer to "Note 2 Accounting for the acquisition

of the Credit Suisse Group" in the

"Consolidated financial statements" section of

the UBS Group Annual Report
2024, available

under "Annual

reporting" at

ubs.com/investors,

for more

information.

2 Calculated as

8% of

total RWA,

based on

total capital

minimum requirements,

excluding CET1

buffer requirements.

3 Excludes non-BCBS capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.

4 Represents the CET1 ratio that is available to meet buffer requirements. Calculated as the CET1 ratio

minus the BCBS CET1 capital requirement and, where

applicable, minus the BCBS tier

2 capital requirement met with CET1 capital.

5 Calculated after the application of
haircuts, inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows. Calculated based on an average of 64 data points in the fourth quarter of 2024 and 65 data points in the third quarter of 2024. For the prior-quarter data points,

refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors,

for more information.
KM2: Key metrics – TLAC requirements (at resolution group level)
1
USD m, except where indicated
31.12.24 30.9.24 30.6.24 31.3.24 31.12.23
2
1 Total loss-absorbing capacity (TLAC) available

185,395

194,907

197,690

196,970

199,001
2 Total RWA at the level of the resolution group

498,538

519,363

511,376

526,437

546,505
3 TLAC as a percentage of RWA (%)

37.19

37.53

38.66

37.42

36.41
4 Leverage ratio exposure measure at the level of the resolution group

1,519,477

1,608,341

1,564,201

1,599,646

1,695,403
5 TLAC as a percentage of leverage ratio exposure measure (%)

12.20

12.12

12.64

12.31

11.74
6a
Does the subordination exemption in the antepenultimate

paragraph of
Section 11 of the FSB TLAC Term Sheet apply?
No
6b Does the subordination exemption in the penultimate paragraph of
Section 11 of the FSB TLAC Term Sheet apply?
No
6c If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognized as external
TLAC if no cap was applied (%)
N/A – Refer to our response to 6b.
1 Resolution group level is defined as the UBS

Group AG consolidated level.

2 Comparative-period information has been revised. Refer to "Note

2 Accounting for the acquisition of the Credit Suisse

Group" in the
"Consolidated financial statements" section of the UBS Group Annual Report 2024, available under "Annual reporting" at ubs.com/investors,

for more information.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Overview of risk-weighted assets

Overview of risk-weighted assets
Overview of RWA and capital requirements
Quarterly |
The OV1

table below

provides an

overview of

our risk-weighted

assets (RWA)

and the

related minimum

capital
requirements by

risk type.

The table

presented is

based on

the respective

Swiss Financial

Market Supervisory

Authority
(FINMA) template and empty rows indicate current non-applicability to UBS.
During

the

fourth

quarter

of

2024,

RWA

decreased

by

USD 20.8bn

to USD 498.5bn,

mainly

driven

by

decreases

of
USD 19.5bn from credit

risk RWA and

USD 2.1bn from counterparty

credit risk (CCR)

RWA, partly offset

by an increase
of USD 2.2bn from market risk RWA. The remaining variance

was spread across other risk types.
Credit risk

RWA decreased

by USD 19.5bn,

mainly driven

by decreases

of USD 11.5bn

related

to currency

effects

and
USD 8.9bn related to

asset size and

other movements, partly offset

by an increase

of USD 0.9bn related to

model updates
and methodology changes. Asset size and other movements decreased by USD 8.9bn,

mainly driven by lower RWA from
loans and loan

commitments in the

Investment Bank and negative

net new loans

in Personal &

Corporate Banking. Model
updates and

methodology

changes resulted

in an

increase of

USD 0.9bn, primarily

from the

harmonization of

models
following the migration of Credit Suisse portfolios to UBS

models of USD 0.8bn.
CCR RWA decreased

by USD 2.1bn, mainly driven

by decreases of

USD 2.0bn related to

model updates and

methodology
changes and

USD 1.6bn related

to currency

effects,

partly offset

by an

increase of

USD 1.4bn related

to asset

size and
other movements.

Model updates

and methodology

changes resulted

in a

decrease of

USD 2.0bn, primarily

related to
the

phasing

out

of

certain

multipliers

following

improvements

to

models,

as

well

as

USD 0.6bn

from

a

methodology
change

related

to

a

securities

financing

transaction

(SFT)

portfolio

shifting

from

the

credit

risk

framework

to

the
securitization

framework,

partly

offset

by

USD 0.8bn

from

a

regulatory

add-on

for

derivatives.

Asset

size

and

other
movements increased

by USD 1.4bn,

primarily due

to a

client-driven decrease

in derivatives

and SFTs

in the

Investment
Bank.
Market

risk

RWA

increased

by

USD 2.2bn,

primarily

driven

by

an

increase

of USD 2.1bn

from

asset

size

and

other
movements in

the Investment

Bank’s Global

Markets business,

partly offset

by updates

from the

monthly risks-not-in-
VaR assessment and de-risking within Non-core and Legacy.
The flow tables for

credit risk, CCR

and market

risk RWA in the

respective sections

of this report

provide further details
regarding the movements in RWA in the fourth quarter

of 2024.
›
Refer to the “Introduction and basis for preparation” section of this report for more information about the applied regulatory standards
›
Refer to the “Capital, liquidity and funding,

and balance sheet” section of the UBS Group Annual Report

2024, available under
”Annual reporting” at ubs.com/investors
, for more information about capital management and

RWA, including details regarding
movements in RWA during 2024

31 December 2024 Pillar 3 Report |
UBS Group | Overview of risk-weighted assets

OV1: Overview of RWA
Section or
table reference
Minimum
capital
requirements
1
USD m 31.12.24 30.9.24 30.6.24 31.3.24 31.12.23 31.12.24
1 Credit risk (excluding counterparty credit risk)

235,955

255,413

251,271

262,330

279,723

5

18,876
2 of which: standardized approach (SA)

51,817

57,761

59,701

63,902

69,725
CR4

4,145
2a of which: non-counterparty related risk

15,667

16,794

16,574

16,744

17,979
CR4

1,253
3 of which: foundation internal ratings-based (F-IRB) approach
4 of which: supervisory slotting approach

1,745

1,750

1,611

2,351

3,103
CR10

140
5 of which: advanced internal ratings-based (A-IRB) approach

182,393

195,902

189,959

196,078

206,896
CR6

14,591
6 Counterparty credit risk
2

37,182

39,303

40,238

39,989

42,862
6, CCR1, CCR8

2,975
7 of which: SA for counterparty credit risk (SA-CCR)

8,315

8,961

8,908

8,979

9,233

665
8 of which: internal model method (IMM)

16,397

16,397

16,482

15,968

17,273
CCR7

1,312
8a of which: value-at-risk (VaR)

8,107

9,091

9,712

9,708

10,996
CCR7

649
9 of which: other CCR

4,364

4,854

5,137

5,333

5,360

349
10 Credit valuation adjustment (CVA)

8,735

7,758

7,356

8,737

8,807
6, CCR2

699
11 Equity positions under the simple risk-weight approach

5,544

5,779

5,785

6,201

5,454
5, CR10

444
12 Equity investments in funds – look-through approach

2,400

2,367

2,551

2,775

2,776

192
13 Equity investments in funds – mandate-based approach

789

722

870

1,057

823

63
14 Equity investments in funds – fallback approach

452

423

675

738

662

36
15 Settlement risk

184

433

354

338

523

15
16 Securitization exposures in banking book

7,433

8,716

8,574

9,671

12,831

8

595
17 of which: securitization internal ratings-based approach (SEC-IRBA)

3,547

5,138

5,203

5,753

7,000

8

284
18
of which: securitization external ratings-based approach (SEC-ERBA),

including
internal assessment approach (IAA)

977

1,047

961

939

924

8

78
19 of which: securitization standardized approach (SEC-SA)

2,909

2,531

2,409

2,978

4,907

8

233
20 Market risk

27,189

24,977

22,540

24,416

21,398
8,9

2,175
21 of which: standardized approach (SA)

337

306

468

512

509
MR1

27
22 of which: internal models approach (IMA)

26,852

24,671

22,072

23,904

20,889
MR2

2,148
23 Capital charge for switch between trading book and banking book
3
24 Operational risk

145,426

145,426

145,426

145,426

145,426

11,634
25 Amounts below thresholds for deduction (250% risk weight)
4

27,249

28,046

25,736

24,759

25,219

2,180
25a

of which: deferred tax assets

18,066

18,048

16,610

16,384

16,392

1,445
26 Floor adjustment
27 Total

498,538

519,363

511,376

526,437

546,505

39,883
1 Calculated based

on 8% of

RWA.

2 Excludes settlement

risk, which is

separately reported

in line 15

“Settlement risk”. Includes

RWA with central

counterparties. The

split between the

sub-components of
counterparty credit risk refers to the calculation of the exposure measure.

3 Not applicable until the implementation of the final rules on the minimum capital requirements for market risk (the Fundamental Review of the Trading Book).

4 Includes items subject to threshold deduction treatment that do not exceed their respective threshold and are risk-weighted at 250%. Items subject to threshold deduction treatment include significant investments in

common shares of

non-consolidated financial institutions

(banks, insurance

and other financial

entities), deferred tax

assets arising from

temporary differences,

and mortgage servicing
rights.
▲
Linkage between financial statements and regulatory
exposures
Annual |
This section

provides information

about the

differences

between our

regulatory exposures

and carrying

amounts
presented

in

our

financial

statements

prepared

in

accordance

with

IFRS

Accounting

Standards.

Assets

and

liabilities
presented in

our IFRS

Accounting Standards

financial statements

may be

subject to

more than

one risk

framework, as
explained further below.

LIA: Explanation of the differences between the IFRS

Accounting Standards and regulatory scopes

of
consolidation
The

scope

of

consolidation

for

the

purpose

of

calculating

Group

regulatory

capital

is

generally

the

same

as

the
consolidation scope

under IFRS

Accounting Standards

and includes

subsidiaries that

are directly

or indirectly

controlled
by

UBS Group AG

and

are

active

in

banking

and

finance.

However,

subsidiaries

consolidated

under

IFRS

Accounting
Standards whose

business is

outside of

banking and

finance

are excluded

from the

regulatory scope

of consolidation.
Subject

to

the

regulatory

auditor’s

consent,

a

subsidiary

fully

consolidated

under

IFRS

Accounting

Standards

may

be
proportionately consolidated

under the

regulatory

scope of

consolidation

on an

exceptional

basis provided

that (i) the
bank’s obligation to support the company

subject to consolidation is limited to the

bank’s own holding quota and (ii) the
remaining shareholders

or partners

are required to

provide support

in proportion to

their holding quota

and are legally
and financially able to fulfill their obligations. The key difference between the IFRS Accounting Standards and regulatory
scopes

of

consolidation

as

of

31 December

2024

relates

to

investments

in

insurance,

real

estate

and

commercial
companies,

as

well

as

investment

vehicles,

that

are

consolidated

under

IFRS

Accounting

Standards

but

are

either
proportionately consolidated or not

consolidated for regulatory capital

purposes where they are

subject to risk

weighting.

31 December 2024 Pillar 3 Report |
UBS Group | Linkage between financial statements

and regulatory exposures

16
As of 31 December 2024, UBS

Asset Management Life Ltd

(total assets on a standalone

basis as of 31 December

2024:
USD 17,174m; total equity

on a standalone

basis as of

31 December 2024:

USD 32m) represented

the most significant
entity

that

was

included

in

the

IFRS

Accounting

Standards

scope

of

consolidation

but

not

in

the

regulatory

scope

of
consolidation. This

life insurance

entity accounts

for most

of the

difference between

the “Balance

sheet in accordance
with IFRS Accounting Standards scope of consolidation”

and the “Balance sheet in accordance with

regulatory scope of
consolidation” columns in the CC2 table

in this report. The difference is

mainly related to financial assets at

fair value not
held

for

trading

and

other

financial

liabilities

designated

at

fair

value.

Further

differences

are

mainly

related

to

other
entities that

are not

active in

banking and

finance and

are, therefore,

not consolidated

under the

regulatory scope

of
consolidation. As of 31 December

2024, entities consolidated under

either IFRS Accounting Standards

or the regulatory
scope of consolidation did not report any significant capital deficiencies.
In the banking

book, certain

equity investments

are not

consolidated under

either IFRS

Accounting Standards

or under
the regulatory scope.

As of 31 December

2024, these investments

mainly consisted of

infrastructure holdings and

joint
operations

(e.g.

settlement

and

clearing

institutions,

and

stock

and

financial

futures

exchanges)

and

included

our
participation in SIX Group. These investments are risk weighted based on applicable threshold rules.
More information about the legal structure of the UBS Group and the IFRS Accounting Standards scope of consolidation is provided in

the “Our evolution”

section and in

“Note 1 Summary of material

accounting policies”

in the “Consolidated
financial statements”

section,

respectively, of

the UBS

Group Annual

Report 2024,

available under

“Annual reporting”
at ubs.com/investors .
▲
Fair value measurement
Annual |
The table below refers

to additional information

about fair value

measurement that is

provided in the

UBS Group
Annual Report 2024, available under “Annual reporting” at
ubs.com/investors
.
LIA: Fair value measurement
Pillar 3 disclosure requirement UBS Group Annual Report 2024 section Disclosure
UBS Group Annual
Report 2024 page
number
Valuation methodologies applied,
including mark-to-market and
mark-to-model methodologies in
use
Consolidated financial statements – Note 21a Valuation principles
– Note 21c Fair value hierarchy
– Note 21e Level 3 instruments: valuation techniques and
inputs
333
334–338
340–343
Description of the independent
price verification process
Consolidated financial statements
–
Note 21b Valuation governance 333
Procedures for valuation
adjustments or reserves for valuing
trading positions by type of
instrument
Consolidated financial statements
–
Note 21d Valuation adjustments and other items 339–340
▲
Mapping of financial statement categories with regulatory

risk categories
Annual |
The LI1 table below provides a breakdown of the IFRS Accounting Standards balance sheet into the risk types used to

calculate

our

regulatory

capital

requirements.

Cash

collateral

receivables

and

payables

on

derivative

instruments,
derivative financial instruments

and financial assets

at fair value

not held for trading

are subject to capital

requirements
under both market

risk and counterparty credit

risk frameworks.

In addition, other

financial assets measured at

amortized
cost, financial

assets

measured

at fair

value through

profit or

loss and

financial

assets

measured at

fair value

through
other comprehensive income include securities that have been pledged as collateral.

These securities are also considered
in the counterparty

credit risk

framework, as

collateral pledged

is subject

to counterparty

credit risk.

Foreign exchange
risk in the

banking book

is captured

by the

market risk

framework. Banking

book positions

with foreign

exchange risk
are not included in the column regarding market risk.

31 December 2024 Pillar 3 Report |
UBS Group | Linkage between financial statements

and regulatory exposures

17
LI1: Differences between accounting and regulatory scopes of consolidation and mapping of financial statement categories with regulatory risk categories
31.12.24
Carrying values
as reported in
published
financial
statements
Carrying values
under scope of
regulatory
consolidation Carrying values of items:
USD m
Subject to
credit risk
framework
1
Subject to
counterparty
credit risk
framework
2
Subject to
securitization
framework
3
Subject to
market risk
framework
Not subject to
capital
requirements
or subject to
deduction
from capital
Assets
Cash and balances at central banks

223,329

223,329

223,329
Loans and advances to banks

18,903

18,724

18,593

130
4

1
Receivables from securities financing transactions

118,301

118,275

114,876

3,399
Cash collateral receivables on derivative instruments

43,959

43,952

43,952

223
Loans and advances to customers

579,967

579,839

561,368

2,758
4

15,713
Other financial assets measured at amortized cost

58,835

58,864

57,373

11,312
6

853
Total financial assets measured at amortized cost

1,043,293

1,042,984

860,663

173,027

19,966

223

0
Financial assets at fair value held for trading

159,065

159,061

7,046
5

38,540
6

418

151,598
of which: assets pledged as collateral that may be sold or
repledged by counterparties

38,532

38,532

38,532

38,532
Derivative financial instruments

185,551

185,552

3

185,544

180,476
Brokerage receivables

25,858

25,858

4,819

21,039
Financial assets at fair value not held for trading
7

95,472

78,342

48,343

27,615
6, 8

356

31,550
Total financial assets measured at fair value through profit or loss

465,947

448,814

60,211

272,739

774

363,624

0
Financial assets measured at fair value through other
comprehensive income

2,195

2,146

2,146
Investments in associates

2,306

2,868

2,848

19
Property, equipment and software

15,498

15,300

15,300
Goodwill and intangible assets

6,887

6,840

4

6,836
Deferred tax assets

11,134

11,120
9

7,271

3,749
Other non-financial assets

17,766

17,187

8,083

331

975

7,348

451
Total assets

1,565,028

1,547,259

956,526

446,097

21,715

371,194

11,055
Liabilities
Amounts due to banks

23,347

23,308

23,308
Payables from securities financing transactions

14,833

14,833

14,833
Cash collateral payables on derivative instruments

35,490

35,491

35,491

347
Customer deposits

745,777

746,127

746,127
Debt issued measured at amortized cost

214,219

213,480

213,480
Other financial liabilities measured at amortized cost

21,033

21,047

21,047
Total financial liabilities measured at amortized cost

1,054,698

1,054,286

50,324

347

1,003,962
Financial liabilities at fair value held for trading

35,247

35,247

35,247
Derivative financial instruments

180,636

180,638

8

180,526

175,539

103
10
Brokerage payables designated at fair value

49,023

49,023

32,813

16,209
Debt issued designated at fair value

107,909

107,907

101,380

6,527
Other financial liabilities designated at fair value

28,699

11,496

1,098

7,173

10,230

168
Total financial liabilities measured at fair value through
profit or loss

401,514

384,311

1,106

220,513

322,396

23,008
Provisions

8,409

7,929

7

7,922
Other non-financial liabilities

14,834

14,809

311

14,498
Total liabilities

1,479,454

1,461,335

1,424

270,837

322,742

1,049,390
1 Includes non-counterparty-related

risk, equity investments

in funds subject

to a look-through

approach, a mandate-based

approach, a fallback

approach and equity

positions in the

banking book subject

to the
simple risk-weight method of USD 31,763m,

which are excluded from the CR1, CR2,

CR3 and CRB credit risk tables in

section 5 of this report, resulting in

IFRS Accounting Standards carrying values

reflected in the
credit risk section of

USD 924,763m. However,

the CR4 and CR5

credit risk tables include

non-counterparty-related risk, and the

CR10 credit risk table

includes equity positions

in the banking book

subject to the
simple risk-weight method.

2 Includes settlement risk, which is not included in section 5 of this report.

3 This column only consists of securitization positions in the banking book.

Trading book securitizations are
included in the “Subject

to market risk

framework” column.

4 Consists of margin

loans, which are

subject to counterparty credit

risk.

5 Includes trading portfolio

assets in the banking

book and traded

loans.

6 Consists of default fund contributions and assets pledged as collateral (posted), which are both subject to counterparty credit risk.

7 Funded collar trades without rehypothecation rights are treated as non-credit-
bearing exposures and are excluded

from the “Subject to credit

risk framework” column.

8 Includes securities financing transactions (SFTs), as

well as other exposures subject

to the counterparty credit risk

framework.

9 Net of deferred tax liabilities, which are

offset against prudential filters (e.g. goodwill and intangibles, as well as cash flow hedges) in the

regulatory capital calculation.

10 Relates to the carrying values of derivative
loan commitments and forward starting SFTs that are measured at fair value. The replacement values are not representative for our capital calculations.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Linkage between financial statements

and regulatory exposures

18
Regulatory exposures
Annual |
The LI2 table below

illustrates the key

differences between regulatory

exposure amounts and

accounting carrying
amounts under

the regulatory

scope of

consolidation.

In addition

to the

accounting

carrying

amounts,

the regulatory
exposure amounts

include:
–
off-balance sheet amounts not related to derivatives and

securities financing transactions (row 4);
–
potential future exposure for derivatives, offset by eligible financial collateral deductions (row 6);
–
effects from the model calculation of effective expected

positive exposure applied to derivatives (row 6);
–
any collateral mitigation through the

application of the close-out period

approach or the comprehensive measurement
approach (row 7); and

– effects of collateral mitigation in the banking book (row 8).
The regulatory exposure amount excludes prudential filters (row 5),

consisting of items subject to deduction from capital,
which are not risk weighted.

LI2: Main sources of differences between regulatory exposure amounts and carrying values in financial statements
(under the regulatory scope of consolidation)
31.12.24 Total Items subject to:
USD m
Credit risk
framework
Counterparty
credit risk
framework
1
Securitization
framework
Market risk
framework
1
1
Asset carrying value amount under scope of regulatory consolidation

(as per template LI1)

1,547,259

956,526

446,097

21,715

371,194
2 Liabilities carrying value amount under scope of regulatory consolidation

411,945

1,424

270,837

322,742
3 Total net amount under regulatory scope of consolidation

1,135,314

955,102

175,260

21,715

48,452
4 Off-balance sheet amounts (post-CCF; e.g. guarantees, commitments)

145,616

134,316

11,300
5 Differences due to prudential filters

(11,055)
6
Derivatives: PFE and collateral mitigation (including off-balance sheet exposures)

111,397

111,397
7 SFTs: Collateral mitigation (including off-balance sheet exposures)

(92,381)

(92,381)
8 Other differences including collateral mitigation in the banking book

21,019
2

(5,295)

(1,503)
9 Exposure amounts considered for regulatory purposes

1,309,910

1,084,123

194,276
3

31,512
4
1 The “Counterparty credit risk framework”

column and the “Market risk framework”

column take into account the impact of

collateral pledges received in SFTs.

2 Mainly includes exposures subject to more than
one risk framework in the LI1

table, purchase price allocation

adjustments related to acquisition of the

Credit Suisse Group in June 2023

and net balances under market

risk framework.

3 Counterparty credit risk
exposures include client-cleared exposures, whereas

such agency exposures are not reported in the

financial statements.

4 Exposure amounts considered for regulatory

purposes are generally not applicable under
the market risk framework, with the exception of securitization exposures in the trading book.
▲
Credit risk
Introduction
Semi-annual |
The parameters applied under the advanced internal ratings-based (A-IRB) approach are generally based on the same methodologies, data and systems we use

for internal credit risk quantification, except where certain treatments are
specified

by

regulatory

requirements.

These

include,

for

example,

the

application

of

regulatory

prescribed

floors

and
multipliers, and

differences with

respect to

eligibility criteria and

exposure definitions. The

exposure information presented
in

this

section

may

thus

differ

from

our

internal

management

view

disclosed

in

the

“Risk

management

and

control”
sections of

the quarterly

and annual reports.

Similarly, the

regulatory capital

prescribed measure

of credit

risk exposure
also differs from how it is defined under IFRS Accounting

Standards.
Credit risk exposure categories
The definitions

of the

Pillar 3 credit

risk exposure

categories “Loans”

and “Debt

securities” below

as specified

by the
Swiss Financial

Market Supervisory

Authority (FINMA),

which are

referred

to in the

“CR1: Credit

quality of

assets” and
“CR3: Credit risk mitigation

techniques – overview” tables

in this section,

provide a link to

the IFRS Accounting Standards
balance sheet structure.

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

The Pillar 3 category “Loans” consists

of financial instruments held

with the intent to collect

their contractual payments
and

includes

the

following

IFRS

Accounting

Standards

balances

to

the

extent

that

they

are

subject

to

the

credit

risk
framework:
–
Balances at central banks
;
–
Loans and advances to banks
;
–
Loans and advances to customers
;
–
Other financial assets

measured at

amortized cost
, excluding money

market instruments, checks

and bills, and

other
debt instruments;
– traded loans in the banking book that are included within
Financial assets at fair value held for trading
;
–
Brokerage receivables;
– loans including structured loans that are included within Financial assets at fair value not held for trading ; and
– Other non-financial assets.
The Pillar 3 category “Debt securities” includes the following IFRS Accounting Standards balances to the extent that they
are subject to the credit risk framework:
–
money market instruments, checks

and bills, and

other debt instruments that

are included within
Other financial assets
measured at amortized cost ;
– Financial assets at fair value held for trading , excluding traded loans;
– Financial assets at fair value not held for trading , excluding loans; and
–
Financial assets measured at fair value through other comprehensive income
.
▲
General information about credit risk
Annual |
The table below presents an overview

of Pillar 3 disclosures that

are provided separately in the

UBS Group Annual
Report 2024, available under “Annual reporting” at ubs.com/investors .
CRA: Credit risk management
Pillar 3 disclosure requirement UBS Group Annual Report 2024 section Disclosure
UBS Group Annual
Report 2024 page
number
Translation of the business model
into the components of the bank’s
credit risk profile
Risk management and control –
Risk categories

– Key risks by business division and Group functions
– Main sources of credit risk
– Credit risk profile of the Group
93–94
95
100
101
Consolidated financial statements – Note 20d Maximum exposure to credit risk 326–327
Criteria and approach used for
defining credit risk management
policy and for setting credit risk
limits
Risk management and control – Risk governance
– Risk appetite framework
– Risk measurement
– Credit risk –

Overview of measurement, monitoring and
management techniques
90–92
95–98
98–100
100
Structure and organization of the
credit risk management and control
function
Risk management and control – Risk governance 90–92
Interaction between the credit risk
management, risk control,
compliance, and internal audit
functions
Risk management and control – Risk governance
– Risk appetite framework
90–92
95–98
Scope and content of the reporting
on credit risk exposure to executive
management and to the Board of
Directors
Risk management and control – Risk governance
–
Internal risk reporting

– Risk appetite framework
– Credit risk profile of the Group
90–92
92
95–98
101
▲

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

Credit quality of assets
Semi-annual |
The

CR1 table

below

provides

a

breakdown

of

defaulted

and

non-defaulted

loans,

debt

securities

and

off-
balance

sheet

exposures.

The

table

includes

a

split

of

expected

credit

loss

(ECL)

accounting

provisions

based

on

the
standardized approach and the internal ratings-based

approach.
Compared

with

30 June

2024,

the

net

carrying

values

of

loans

decreased

by

USD 39.3bn

to

USD 836.1bn,

primarily
driven

by

a

USD 25.0bn

decrease

in

cash

and

balances

at

central

banks,

mainly

due

to

net

investments

in

securities
financing transactions (SFTs),

net redemptions of

debt issued, net

new customer deposit

outflows and currency

effects,
partly offset

by inflows

from the

disposal of

high-quality

liquid asset

(HQLA) portfolio

securities. Further

more, lending
balances decreased by USD 14.3bn, mainly in Personal &

Corporate Banking and Global Wealth Management.
The

net

carrying

value

of

off-balance

sheet

exposures

decreased

by

USD 8.5bn

to

USD 90.7bn,

primarily

driven

by

a
decrease in loan commitments.
›
Refer to the “CR3: Credit risk mitigation techniques

– overview” table in this section for more information

about the net value
movements related to Loans and Debt securities shown

in the table below
›
Refer to “Credit risk” in the “Risk management and control”

section of the UBS Group Annual Report 2024, available

under
”Annual reporting” at ubs.com/investors
, for more information about the definitions of default

and credit impairment and to
“Credit risk exposure categories” in this section for more information about the classification of loans and debt securities
CR1: Credit quality of assets
Gross carrying amounts of:

Allowances /
impairments
2
Of which: ECL accounting provisions
for credit losses on SA exposures Of which: ECL
accounting
provisions for
credit losses on
IRB exposures Net values USD m
Defaulted
exposures
1
Non-defaulted
exposures
Allocated in
regulatory
category of
Specific
3
Allocated in
regulatory
category of
General
3
31.12.24
1 Loans
4

5,962

832,251

(2,095)

(104)

(40)

(1,950)

836,119
2 Debt securities

48

88,600

(4)

(4)

88,644
3 Off-balance sheet exposures
5

329

90,663

(250)

(2)

(4)

(244)

90,743
4 Total

6,339

1,011,515

(2,349)

(107)

(49)

(2,194)

1,015,505
30.6.24
1 Loans
4

5,749

871,545

(1,837)

(112)

(53)

(1,672)

875,457
2 Debt securities

63

87,120

(5)

0

(5)

0

87,179
3 Off-balance sheet exposures
5

386

99,098

(209)

(1)

(8)

(200)

99,276
4 Total

6,199

1,057,763

(2,051)

(113)

(65)

(1,872)

1,061,911
31.12.23
1 Loans
4

5,836

982,846

(1,758)

(76)

(69)

(1,613)

986,924
2 Debt securities

56

87,789

(4)

(4)

87,841
3 Off-balance sheet exposures
5

565

117,410

(253)

(1)

(3)

(249)

117,722
4 Total

6,457

1,188,045

(2,015)

(78)

(76)

(1,862)

1,192,487
1 Defaulted exposures include

stage 3 and defaulted

purchased credit-impaired (PCI) under

IFRS 9. Refer to

“Note 10 Financial assets

at amortized cost and

other positions in scope

of expected credit loss

measurement”
in the “Consolidated financial statements” section of the UBS Group Annual Report 2024, available under "Annual reporting" at ubs.com/investors,

for more information about IFRS 9.

2 Expected credit loss (ECL)
allowances and provisions amounted to

USD 2,507m as of 31

December 2024, as disclosed in

“Note 10 Financial assets at amortized

cost and other positions in scope

of expected credit loss measurement”

in the
“Consolidated financial statements” section

of the UBS Group

Annual Report 2024, available

under "Annual reporting" at

ubs.com/investors. This

Pillar 3 table excludes

ECL on securitization on- and

off- balance
sheet exposures (31 December

2024: USD 75m;

30 June 2024:

USD 122m), ECL

on revocable off-balance

sheet exposures (31

December 2024: USD

75m; 30 June

2024: USD 80m), ECL

on exposures subject

to
counterparty credit risk (31 December 2024: USD 5m; 30

June 2024: USD 5m) and ECL

on irrevocable committed prolongation of loans that do

not give rise to additional credit exposures

(31 December 2024: USD 3m;
30 June 2024: USD 2m).

3 Specific provisions include stage 3

ECL allowances and additional ECL allowances

on defaulted PCI assets. General

provisions include stage 1 and 2

ECL allowances and additional ECL
allowances on non-defaulted PCI assets.

4 Loan exposure is reported in line

with the Pillar 3 definition. Refer to “Credit risk exposure categories” in this section for more information about the classification of loans and debt securities.

5 Off-balance sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable as well as uncommitted credit facilities, even if they attract RWA.

▲
Semi-annual

|
The

CR2

table

below

presents

changes

in

stock

of

defaulted

loans,

debt

securities

and

off-balance

sheet
exposures for the second half

of 2024. The total amount of defaulted

loans and debt securities was broadly

unchanged
compared with 30 June 2024.
CR2: Changes in stock of defaulted loans, debt securities and off-balance sheet exposures
USD m
For the half year
ended 31.12.24
1
For the half year
ended 30.6.24
1
1
Defaulted loans, debt securities and off-balance sheet exposures as of the beginning of the half year

6,199

6,457
2
Loans and debt securities that have defaulted since the

last reporting period

1,485

1,418
3 Returned to non-defaulted status

(149)

(304)
4 Amounts written off

(166)

(182)
5 Other changes
2

(1,028)

(1,190)
6
Defaulted loans, debt securities and off-balance sheet exposures as of the end of the half year

6,339

6,199
1 Off-balance sheet

exposures include unutilized

credit facilities,

guarantees provided

and forward

starting loan

commitments but exclude

prolongations of

loans that do

not increase the

initially committed loan
amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract

RWA.

2 Includes primarily partial or full repayments, as well as currency effects.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

Annual |

Amounts shown in the tables below

relate to on-balance sheet

IFRS Accounting Standards carrying

amounts, as well as off-balance

sheet items according to the

regulatory
scope of consolidation that give rise to credit

risk exposure under the Basel III framework.
CRB: Breakdown of exposures by industry
1
31.12.24
USD m
Central
banks Banks
Construc-
tion
Electricity,
gas, water
supply
Financial
services
Hotels and
restaurants
Manufac-
turing
4
Mining
Private
households
Public
authorities
Real estate
and rentals
Retail and
wholesale
5
Services Other
6
Total carrying
amount of
assets
Loans
2

222,403

21,857

3,925

725

93,550

2,849

10,895

625

378,177

4,344

41,766

11,350

22,880

20,771

836,119
Debt securities

5,697

19,012

1,105

16,576

32

42,167

35

3,508

511

88,644
Off-balance sheet exposures
3

3,546

2,093

2,470

24,963

313

19,446

1,007

4,448

2,591

1,411

10,734

9,472

8,248

90,743
Total

228,101

44,414

6,019

4,301

135,088

3,163

30,373

1,633

382,625

49,102

43,212

22,084

35,859

29,530

1,015,505
31.12.23
Loans
2

313,331

21,877

5,255

3,339

105,214

3,884

14,735

1,487

389,422

5,473

45,909

15,974

32,381

28,643

986,924
Debt securities

14,096

19,813

1,420

18,773

63

29,539

41

3,372

725

87,841
Off-balance sheet exposures
3

5,065

2,693

5,890

32,044

493

18,394

2,634

4,834

3,785

2,526

15,031

8,386

15,947

117,722
Total

327,427

46,754

7,948

10,649

156,031

4,378

33,192

4,121

394,256

38,797

48,475

31,006

44,139

45,315

1,192,487
1 The classification of each

industry is based on the Global

Industry Classification (GIC) standard.

2 Loan exposure is reported in line

with the Pillar 3 definition. Refer

to “Credit risk exposure categories”

in this section for more information

about the classification of Loans and

Debt securities.

3 Off-balance sheet
exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments but exclude prolongations of loans that do not increase the initially committed loan amount.

Unutilized credit facilities exclude unconditionally

revocable and uncommitted credit facilities, even if they attract

RWA.

4 Includes the chemicals industry.

5 Includes the food and beverages industry.

6 Consists of transport, storage, communications and other.
▲
Annual |
The table below provides a breakdown

of our credit risk exposures

by geographical area. The geographical

distribution is based on the legal domicile

of the counterparty or
issuer.
CRB: Breakdown of exposures by geographical area
31.12.24
USD m Switzerland Americas Asia Pacific EMEA
Total carrying value of
assets
Loans
1

445,088

211,027

62,970

117,034

836,119
Debt securities

6,754

44,569

13,188

24,133

88,644
Off-balance sheet exposures
2

31,274

30,893

6,325

22,251

90,743
Total

483,116

286,489

82,484

163,418

1,015,505
31.12.23
Loans
1

513,171

249,221

63,209

161,323

986,924
Debt securities

14,501

39,592

14,690

19,058

87,841
Off-balance sheet exposures
2

40,436

42,899

7,365

27,022

117,722
Total

568,108

331,712

85,265

207,403

1,192,487
1 Loan exposure is reported in line with

the Pillar 3 definition. Refer to “Credit risk

exposure categories” in this section for more information about the classification of Loans and Debt securities.

2 Off-balance sheet exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments
but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract RWA.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

Annual |
The following

table provides

a breakdown

of our

credit

risk exposure

by residual

contractual

maturity as

of the
reporting date. The residual contractual

maturity of assets includes the effect of callable

features.
CRB: Breakdown of exposures by residual maturity

31.12.24
USD m
Due in

1 year or less
Due between
1 year and 5 years
Due over

5 years
Total carrying
amount of assets
Loans
1

500,273

229,206

106,640

836,119
Debt securities

24,091

43,497

21,056

88,644
Off-balance sheet exposures
2

38,328

43,625

8,790

90,743
Total

562,692

316,328

136,486

1,015,505
31.12.23
Loans
1

559,732

319,829

107,363

986,924
Debt securities

26,862

38,832

22,147

87,841
Off-balance sheet exposures
2

49,853

58,729

9,141

117,722
Total

636,447

417,390

138,650

1,192,487
1 Loan exposure is reported in line with the Pillar 3 definition. Refer to “Credit risk exposure categories” in this section for more information about the classification of

Loans and Debt securities.

2 Off-balance sheet
exposures include unutilized credit facilities, guarantees provided and forward starting loan commitments but exclude prolongations of loans that do not increase the initially committed loan amount. Unutilized credit facilities exclude unconditionally revocable and uncommitted credit facilities, even if they attract RWA.
▲
Annual |

CRB: Policies for past due, non-performing and credit

-impaired claims
Pillar 3 disclosure requirement UBS Group Annual Report 2024 section
Disclosure

UBS Group Annual
Report 2024 page
number
Policies for past due, non-
performing and credit-impaired
claims
Risk management and control – Credit risk: Non-performing
– Credit risk: Default and credit-impaired
110
110–111
▲
Annual |
The following tables

provide a breakdown of

impaired exposures by geographical

region and industry. The amounts
shown are IFRS Accounting

Standards carrying amounts.

The geographical distribution is

based on the legal domicile

of
the counterparty or issuer.

CRB: Credit-impaired exposures by industry
1
31.12.24
USD m
Credit-impaired exposures,
gross

Allowances and
provisions for credit-
impaired exposures
Credit-impaired
exposures net of
allowances and
provisions
Write-offs for the
year ended
Central banks

23

0

23

0
Banks

2

0

2

0
Construction

210

(46)

164

(2)
Electricity, gas, water supply

70

0

70

0
Financial services

1,148

(304)

844

0
Hotels and restaurants

273

(18)

256

0
Manufacturing
2

522

(171)

351

(34)
Mining

43

(6)

37

0
Private households

1,745

(268)

1,477

(235)
Public authorities

33

(6)

27

0
Real estate and rentals

726

(91)

635

(4)
Retail and wholesale
3

622

(227)

395

(46)
Services

413

(96)

317

(8)
Transport, storage, communications and other

530

(252)

277

(19)
Total

6,362

(1,511)

4,852

(348)
31.12.23
Central Banks

0

0

0

0
Banks

96

0

96

0
Construction

135

(16)

119

(1)
Electricity, gas, water supply

65

0

65

0
Financial services

1,053

(194)

859

(34)
Hotels and restaurants

496

(12)

484

0
Manufacturing
2

705

(128)

577

(5)
Mining

80

(5)

75

0
Private households

1,379

(150)

1,228

(23)
Public authorities

37

(4)

34

0
Real estate and rentals

1,008

(195)

814

(1)
Retail and wholesale
3

453

(189)

264

(11)
Services

333

(65)

268

(4)
Transport, storage, communications and other

616

(177)

439

(12)
Total

6,457

(1,135)

5,323

(93)
1 The classification of each industry is based on the Global Industry Classification (GIC) standard.

2 Includes the chemicals industry.

3 Includes the food and beverages industry.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

Annual |
The following

table provides

a breakdown

of our

credit risk

exposures by

geographical region.

The geographical
distribution is based on the legal domicile of the counterparty or issuer.
CRB: Credit-impaired exposures by geographical area

31.12.24
USD m
Credit-impaired exposures,
gross

Allowances and provisions for
credit-impaired exposures
Credit-impaired exposures net
of allowances and provisions Write-offs for the year ended
Switzerland

3,784

(901)

2,724

(235)
Americas

781

(117)

664

(63)
Asia Pacific

879

(198)

681

(16)
EMEA

919

(295)

624

(34)
Total

6,362

(1,511)

4,852

(348)
31.12.23
Switzerland

2,396

(452)

1,945

(53)
Americas

1,193

(270)

923

(34)
Asia Pacific

1,437

(180)

1,257

(1)
EMEA

1,431

(233)

1,199

(5)
Total

6,457

(1,135)

5,323

(93)
▲
Annual |
The table

below provides

a breakdown

of total

loan balances

where

payments have

been missed.

The past

due
amounts

decreased

to

USD 2.2bn,

compared

with

USD 3.4bn

in

2023,

primarily

driven

by

legacy

Credit

Suisse
components.
CRB: Past due exposures
USD m 31.12.24
1
31.12.23
2
1–30 days

557

1,048
31–60 days

108

300
61–90 days

60

253
>90 days

1,473

1,759
Total

2,198

3,360
1 For legacy

Credit Suisse components

excluding stage 3

exposures.

2 For Credit

Suisse, US

GAAP gross loans

held at amortized

cost were used

instead of IFRS

Accounting Standards amounts.

Purchase price
allocation adjustments were applied.
▲
Annual |

CRB: Restructured exposures
Pillar 3 disclosure requirement UBS Group Annual Report 2024 section
Disclosure

UBS Group Annual
Report 2024 page
number
Restructured exposures Risk management and control – Credit risk: Forbearance (credit restructuring) 111
▲
Annual |
The table below provides more information about restructured exposures as of 31 December 2024.
The exposures
were broadly unchanged compared

with 31 December 2023.

CRB: Breakdown of restructured exposures between credit-impaired and non-credit-impaired
Credit-impaired Non-credit-impaired Total
USD m 31.12.24 31.12.23 31.12.24 31.12.23 31.12.24 31.12.23
Restructured exposures

3,033

2,711

1

221

3,034

2,933
▲

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

Credit risk mitigation
Annual |
The table below

presents an

overview of Pillar

3 disclosures

provided separately

in the UBS

Group Annual

Report
2024, available under “Annual reporting” at
ubs.com/investors
.
CRC: Credit risk mitigation techniques
Pillar 3 disclosure requirement UBS Group Annual Report 2024 section Disclosure
UBS Group Annual
Report 2024 page
number
Core features of policies and
processes for, and an indication of
the extent to which the bank makes
use of, on- and off-balance sheet
netting
Risk management and control – Traded products 104–105
Consolidated financial statements – Note 11 Derivative instruments
– Note 22 Offsetting financial assets and financial liabilities
– Note 1a item 2i Offsetting
305–307
347–348
281
Core features of policies and
processes for collateral evaluation
and management
Risk management and control – Credit risk mitigation 106–107
Information about market or credit
risk concentrations under the credit
risk mitigation instruments used
Risk management and control – Risk concentrations
– Credit risk mitigation
100
106–107
Consolidated financial statements – Note 11 Derivative instruments
– Note 20d Maximum exposure to credit risk
– Note 21h Maximum exposure to credit risk for financial
instruments measured at fair value
– Note 22 Offsetting financial assets and financial liabilities
305–307
326–327
345
347–348
▲
Additional

information

about

counterparty

credit

risk

mitigation

(CRM)

is

provided

in

the

“Counterparty

credit

risk”
section of this report.

Semi-annual |
The CR3

table below

provides a

breakdown of

loans and

debt securities

into unsecured

and partially

or fully
secured exposures, with additional information about the

security type.

Compared

with

30 June

2024,

the

carrying

amount

of

unsecured

loans

decreased

by

USD 43.4bn

to

USD 282.9bn,
primarily driven by a USD 25.0bn decrease

in cash and balances

at central banks, mainly due to net

investments in SFTs,
net redemptions of

debt issued,

net new customer

deposit outflows

and currency

effects, partly offset

by inflows from
the disposal of HQLA portfolio securities. Furthermore, lending balances decreased by USD 18.4bn, mainly in Personal &
Corporate Banking and Global Wealth Management.
The carrying amount

of partially or

fully secured loans

increased by USD 4.0bn to

USD 553.2bn, primarily due

to increases
in traded loans in the Investment Bank.
CR3: Credit risk mitigation techniques – overview
1
Secured portion of exposures partially or fully secured:
USD m
Exposures fully
unsecured: carrying
amount
Exposures partially
or fully secured:
carrying amount
Total: carrying
amount
Exposures secured
by collateral
Exposures secured
by financial
guarantees
Exposures secured
by credit derivatives
31.12.24
1 Loans
2

282,902

553,216

836,119

507,544

7,642

9
1a of which: cash and balances at central
banks

222,422

0

222,422

0

0

0
2 Debt securities

87,656

988

88,644

19

0

0
3 Total

370,559

554,204

924,763

507,563

7,642

9
4 of which: defaulted
3

440

4,063

4,503

2,699

268

0
30.6.24
1 Loans
2

326,263

549,194

875,457

501,128

9,052

23
1a of which: cash and balances at central
banks

247,399

247,399
2 Debt securities

87,080

99

87,179

99
3 Total

413,343

549,293

962,636

501,227

9,052

23
4 of which: defaulted 3

1,238

3,402

4,640

2,119

348
31.12.23
1 Loans
2

398,277

588,647

986,924

533,136

10,766

46
1a of which: cash and balances at central
banks

312,971

312,971
2 Debt securities

87,635

206

87,841

201
3 Total

485,912

588,853

1,074,765

533,337

10,766

46
4 of which: defaulted
3

1,189

3,643

4,832

2,445

287
1 Exposures in this table represent carrying amounts in

accordance with the regulatory scope of consolidation.

2 Loan exposure is reported in line with the

Pillar 3 definition. Refer to “Credit risk exposure categories”
in this section for more information.

3 Includes purchased credit-impaired positions when defaulted.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

Credit risk under the standardized approach
Introduction
Annual

|
The

standardized

approach

is

generally

applied

where

using

the

A-IRB

approach

is

not

feasible.

Under

the
standardized

approach

we

use,

where

possible,

credit

ratings

from

external

credit

assessment

institutions

(ECAIs)

to
determine the risk weightings

applied to rated

counterparties. We use

three FINMA-recognized

ECAIs to determine

the
risk weights

for certain counterparties

according to the

Basel Committee on

Banking Supervision (the

BCBS)-defined asset
classes: S&P,

Moody’s Investors Service and Fitch Ratings.
The mapping of external ratings to the standardized approach risk weights is determined by FINMA and published on its website. There were no changes in the ECAIs used compared

with 31 December 2023.
Debt instruments

are

risk weighted

in accordance

with

the

specific issue

ratings available.

If there

is no

specific

issue
rating

published

by

an

ECAI,

the

issuer

rating

is

applied

to

the

senior

unsecured

claims

of

that

issuer

subject

to

the
conditions prescribed by FINMA. For the Retail, Equity and

Other assets asset classes, we apply the regulatory

prescribed
risk weights independent of an external credit rating.

CRD: Qualitative disclosures on banks’ use of external credit ratings under the standardized approach for credit risk
31.12.24
External ratings used
Asset classes Moody’s S&P Fitch
1 Central governments and central banks
● ● ●
2 Banks and securities dealers
● ● ●
3 Public-sector entities and multi-lateral development banks
● ● ●
4 Corporates
● ● ●
▲

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

Credit risk exposure and credit risk mitigation effects
Semi-annual

|
The

CR4

table

below

illustrates

the

credit

risk

exposure

and

effect

of

CRM

on

the

calculation

of

capital
requirements under the standardized

approach.
Compared with 30 June

2024, on-balance sheet exposures

before credit conversion

factors (CCF) and

CRM in the

Central
governments and

central banks

asset class

decreased by

USD 41.1bn to

USD 19.3bn,

and on-balance

sheet exposures
post-CCF and

post-CRM decreased

by USD 40.9bn

to USD 18.9bn,

primarily due

to exposures

of around

USD 39bn to
the Swiss

National Bank

and the

US Federal

Reserve which

were migrated

from legacy

Credit Suisse

platforms to

UBS
platforms during

the third

quarter of

2024. These

exposures had

been risk

weighted under

the standardized

approach
on legacy Credit Suisse platforms,

but UBS has applied

the internal ratings-based (IRB)

approach to such exposures.

The
impact of the

migration on the

total risk-weighted assets

(RWA) for UBS

Group AG consolidated was negligible.

However,
it has led

to a reduction

in exposures reported

in the CR4

and CR5 tables

below and an

increase in exposures

reported
in the CR6 table in this section.
The

on-balance

sheet

exposures

before

CCF

and

CRM

in

the

Corporates

asset

class

decreased

by

USD 13.3bn

to
USD 45.1bn.

Post-CCF

and

post-CRM,

the

on-balance

sheet

exposures

decreased

by

USD 5.9bn

to

USD 37.3bn.

In
addition, RWA

decreased by

USD 5.5bn to

USD 23.8bn. These

reductions were

mainly driven

by our actions

to actively
unwind exposures in Non-core and

Legacy, in addition to the

natural roll-off. Furthermore, the Corporates

asset class saw
lower

RWA from

loans

in

Global

Wealth

Management

and Personal

& Corporate

Banking,

as well

as a

methodology
change

related

to

a

commercial

real

estate

portfolio,

shifting

from

the

standardized

approach

for

credit

risk

to

the
supervisory slotting approach.
CR4: Standardized approach – credit risk exposure and Credit Risk Mitigation (CRM) effects
Exposures

before CCF and CRM
Exposures

post-CCF and post-CRM RWA and RWA density
USD m, except where indicated
On-balance
sheet
amount
Off-balance
sheet
amount Total
On-balance
sheet
amount
Off-balance
sheet
amount Total RWA
RWA density
in %
31.12.24
Asset classes
1 Central governments and central banks

19,117

187

19,304

18,735

183

18,918

865

4.6
2 Banks and securities dealers

15,337

1,898

17,235

15,198

922

16,119

3,426

21.3
3 Public-sector entities and multi-lateral development banks

3,703

2,607

6,310

3,697

772

4,468

1,187

26.6
4 Corporates

34,028

11,096

45,125

33,759

3,553

37,312

23,830

63.9
5 Retail

7,910

3,532

11,442

7,691

300

7,991

6,118

76.6
6 Equity

7 Other assets

17,062

195

17,257

17,062

195

17,257

16,391

95.0
7a of which: non-counterparty related assets

16,403

171

16,575

16,403

171

16,575

15,667

94.5
7b of which: others

659

24

682

659

24

682

724

106.1
8 Total

97,157

19,516

116,673

96,141

5,925

102,066

51,817

50.8
30.6.24
Asset classes
1 Central governments and central banks

60,173

272

60,445

59,854

12

59,866

806

1.3
2 Banks and securities dealers

15,239

2,332

17,571

15,027

1,127

16,154

3,815

23.6
3 Public-sector entities and multi-lateral development banks

4,123

3,193

7,317

4,123

903

5,027

1,355

27.0
4 Corporates

39,789

18,588

58,377

38,749

4,479

43,228

29,318

67.8
5 Retail

8,868

3,874

12,741

8,565

280

8,845

6,865

77.6
6 Equity

7 Other assets

19,000

194

19,194

19,000

194

19,194

17,541

91.4
7a of which: non-counterparty related assets

17,320

190

17,510

17,320

190

17,510

16,574

94.7
7b of which: others

1,680

4

1,684

1,680

4

1,684

967

57.4
8 Total

147,191

28,454

175,645

145,318

6,995

152,314

59,701

39.2
31.12.23
Asset classes
1 Central governments and central banks

88,175

306

88,481

87,539

10

87,549

686

0.8
2 Banks and securities dealers

16,061

2,461

18,522

15,968

1,199

17,167

4,062

23.7
3 Public-sector entities and multi-lateral development banks

4,297

4,168

8,465

3,613

1,194

4,807

1,382

28.7
4 Corporates

45,415

23,223

68,638

44,805

6,788

51,593

36,370

70.5
5 Retail

10,332

3,377

13,709

9,824

185

10,009

7,917

79.1
6 Equity

7 Other assets

20,923

254

21,176

20,923

254

21,176

19,309

91.2
7a of which: non-counterparty related assets

18,906

250

19,156

18,906

250

19,155

17,979

93.9
7b of which: others

2,017

4

2,021

2,017

4

2,021

1,330

65.8
8 Total

185,203

33,789

218,992

182,671

9,630

192,301

69,725

36.3
▲

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

Exposures by asset classes and risk weights
Semi-annual |

The CR5

table below

shows credit

risk exposures

under the

standardized

approach

by asset

classes and

risk
weights applied.
CR5: Standardized approach – exposures by asset classes and risk weights
USD m
Risk weight 0% 10% 20% 35% 50% 75% 100% 150% Others
Total credit
exposures amount
(post-CCF and
post-CRM)
31.12.24
Asset classes
1 Central governments and central banks

17,701

174

436

588

18

18,918
2 Banks and securities dealers

15,518

559

41

1

16,119
3 Public-sector entities and multi-lateral development banks

58

3,741

462

205

1

4,468
4 Corporates

12,831

2,492

3,020

29

18,595

203

142
1

37,312
5 Retail

2,509

1,113

4,302

67

7,991
6 Equity

7 Other assets

941

16,310

7

17,257
7a of which: non-counterparty related assets

907

15,667

16,575
7b of which: others

34

642

7

682
8 Total

18,700

32,265

5,001

4,478

1,142

40,041

291

148

102,066
9 of which: secured by real estate

2

5,001

90

119

662

77

5,949
10 of which: past due

3

412

127

540
30.6.24
Asset classes
1 Central governments and central banks

58,780

135

367

560

24

59,866
2 Banks and securities dealers

14,691

1,172

289

1

16,154
3 Public-sector entities and multi-lateral development banks

359

3,650

787

229

2

5,027
4 Corporates

13,103

2,527

3,533

23

23,647

284

111
1

43,228
5 Retail

2,487

1,699

4,537

123

8,845
6 Equity

7 Other assets

1,742

17,444

8

19,194
7a of which: non-counterparty related assets

936

16,574

17,510
7b of which: others

806

870

8

1,684
8 Total

60,882

31,580

5,013

5,859

1,722

46,705

434

119

152,314
9 of which: secured by real estate

2

5,013

86

103

2,484

90

7,777
10 of which: past due

3

518

260

778
31.12.23
Asset classes
1 Central governments and central banks

86,731

139

77

563

38

87,549
2 Banks and securities dealers

15,766

1,006

390

4

17,167
3 Public-sector entities and multi-lateral development banks

396

3,087

1,121

201

2

4,807
4 Corporates

12,667

2,573

4,520

35

29,989

411

1,399
1

51,593
5 Retail

2,568

2,298

4,883

260

10,009
6 Equity

7 Other assets

1,956

19,213

8

21,176
7a of which: non-counterparty related assets

1,176

17,979

19,155
7b of which: others

779

1,234

8

2,021
8 Total

89,084

31,659

5,141

6,725

2,333

55,239

714

1,406

192,301
9 of which: secured by real estate

2

5,141

84

155

4,941

10,321
10 of which: past due

3

553

375

928
1 Includes exposures secured by

credit derivatives cleared through central

counterparties risk-weighted at 2% or

4%.

2 Includes both residential mortgages and

claims secured by other

properties, such as commercial
real estate.

3 Includes exposure to defaulted counterparties and purchased credit impaired positions.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

Credit risk under the advanced internal ratings-based

approach

Annual |
Under the A-IRB approach, the required

capital for credit risk is

quantified through empirical models

that we have
developed

to

estimate

the

probability

of

default

(PD),

loss

given

default

(LGD),

exposure

at

default

(EAD)

and

other
parameters, subject to FINMA approval.

The table below

shows the main

features of our

key credit risk

models, including numbers of

key models used

by portfolio
and the main differences between models, as well as the

description of the main characteristics of approved models.

CRE: Main features of our key credit risk models
1
Portfolio in scope Major asset classes
Model
approach
Number of key
models Main drivers
Number of
years of loss
data
Probability of default Sovereigns and central banks
Central governments and
central banks, Corporates:
other lending Scorecard 1
Political, institutional and economic indicators including
qualitative factors >15
Banks and other financial
institutions
Banks & Securities dealer,
Corporates: other lending Scorecard 7
Financial data including balance sheet ratios, profit

and
loss data and qualitative factors >15
Funds Corporates: other lending Scorecard 5
Financial data and ratios constructed from it (such as net
asset value, volatility of returns), qualitative factors >15
Large corporates and
internationals Corporates: other lending
Scorecard,
market data 3
Financial data including balance sheet ratios and profit
and loss, market data and qualitative factors >15
Enterprises in Switzerland
Corporates: other lending,
Retail: other retail Scorecard 2
Financial data including balance sheet ratios and profit
and loss, behavioral data and qualitative factors >25
Commodity traders
Corporates: specialized
lending Scorecard 2
Financial data including balance sheet ratios and profit
and loss, as well as non-financial criteria. Volume,
liquidity and duration of financed commodity
transactions >20
Ship finance
Corporates: specialized
lending Scorecard 1
Freight rates, ship market

values, operational expenses
and group information >20
Owner-occupied mortgages and
other wealth-management
financing
Retail: residential
mortgages, Corporates:
other lending Scorecard 5
Behavioral data, affordability relative to income,

property
type, loan-to-value, assets and qualitative

factors
>10
Income producing real estate
mortgages
Retail: residential
mortgages, Corporates:
specialized lending Scorecard 3
Loan-to-value, debt-service-coverage,

financial data (for
large corporates only), behavioral data and qualitative
factors >20
Lombard lending and
concentrated equity-based
lending (CEL)
Lombard: Retail: other
retail, CEL: Corporates:
other lending
Simulation
approach based
on historical
returns 3
Lending value ratio, collateral

asset class, historical asset
returns, counterparty factors >10
Credit cards, consumer loans and
leases in Switzerland
Retail: qualifying revolving
retail and other retail,
Corporates: other lending Scorecard 3 Client type and characteristics and behavioral data >9
Other portfolios
Corporates: other lending,
Public sector entities, and
Multilateral development
banks, Corporates:
specialized lending
Scorecard,
pooled rating
approach,
rating template 6
Financial data including balance sheet ratios and profit
and loss, market data and qualitative factors.

Separate
models for Commercial Real Estate loans, Debt REITs,
Mortgage originators, Public sector entities and
Multilateral development banks / Supranationals >15
Loss given default
Investment Bank – all
counterparties Across the asset classes
Statistical
model 4
Counterparty and facility specific, including industry
segment, region, collateral, seniority, legal

environment,
bankruptcy procedures and macro-economic factors >20
Swiss corporate and mortgage
lending portfolios
Corporates: other lending,
Corporates: specialized
lending, Retail: residential
mortgages
Statistical
model 4
Collateral type and client segment, loan-to-value,

time
since last valuation, location indicator >10
Ship finance
Corporates: specialized
lending
Statistical
model 1
Loan-to-value of ship and financial collaterals

>20
International residential
mortgages and other wealth-
management financing

Retail: residential
mortgages, Retail: other
retail, Corporates: other
lending
Statistical
model 3
Loan-to-value, market value

shock
>10
Lombard lending and
concentrated equity-based
lending (CEL)
Lombard: Retail: other
retail, CEL: Corporates:
other lending
Simulation
approach based
on historical
returns 3
Loan-to-value, collateral asset class and liquidity,
historical asset returns, counterparty factors >10
Credit cards, consumer loans and
leases in Switzerland
Retail: qualifying revolving
retail and other retail,
Corporates: other lending
Statistical
model 3
Collateral, accrued interests, client and product
characteristics, changes in original payment

plan
>9
Commercial real estate in the US
Corporates: specialized
lending
Statistical
Model 1
Loan-to-value, debt-service-coverage,

occupancy,
property type and region >7
Exposure at default Banking products Across the asset classes
Statistical
model 11
Facility type and product type,

commitment type,
headroom, and client characteristics >9
Traded products Across the asset classes
Statistical
model 4
Product specific market drivers, e.g.

interest rates.
Separate models for OTC/ETD and SFT that generate

the
simulation of risk factors used for the credit exposure
measure

n/a
1 Table captures the model landscape of UBS Group AG,

which also includes the models that are only applied to certain portfolios in legacy Credit Suisse infrastructure.

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

The

table

below presents

an overview

of

additional Pillar

3 disclosures

that

are

provided separately

in the

UBS Group
Annual Report 2024, available under “Annual reporting” at
ubs.com/investors.

CRE: Additional qualitative disclosures

related to IRB models
Pillar 3 disclosure requirement UBS Group Annual Report 2024 section Disclosure
UBS Group Annual
Report 2024 page
number
Internal model development,
controls and changes
Risk management and control
–
Risk governance
–
Risk measurement
– Credit risk models
–
Model risk
90–92
98–100
107–110
135
Relationships between risk
management and internal audit and
independent review of IRB models
Risk management and control
–
Risk governance
–
Risk measurement
90–92
98–100
Scope and content of the reporting
related to credit risk models
Risk management and control
–
Risk measurement
–
Credit risk
–

Overview of measurement, monitoring and
management techniques
–
Credit risk models
98–100
100
107–110
Supervisor approval of applied
approaches
Risk management and control
–
Risk measurement
–
Changes to models and model parameters during the period
–
Stress testing
–
Model risk
98–100
110
98–99
135
▲
Semi-annual |
The CR6

table below

provides information

about credit

risk exposures

under the

A-IRB approach,

including a
breakdown of

the main

parameters

used in

A-IRB models

to calculate

the capital

requirements, presented

by portfolio
and PD range

across FINMA-defined

asset classes.

EAD in

the following

comments represents

exposure at

default post
credit conversion factors and credit risk mitigation.
Compared

with

30 June

2024,

EAD

increased

by

USD 0.9bn

to

USD 966.8bn,

and

RWA

decreased

by

USD 7.6bn

to
USD 182.4bn across various asset classes.
In

the

Central

governments

and

central

banks

asset

class,

EAD

increased

by

USD 15.3bn

to

USD 258.9bn,

and

RWA
increased by USD 0.3bn to USD 5.0bn. During the second half of 2024, exposures to the Swiss National Bank and to the
Federal

Reserve

of

around

USD 39bn

were

migrated

from

legacy

Credit

Suisse

platforms

to

UBS

platforms.

These
exposures

had

been

risk

weighted

under

the

standardized

approach

on

legacy

Credit

Suisse

platforms,

but

UBS

has
applied

the

IRB

approach

to

such

exposures.

The

impact

of

the

migration

on

the

total

RWA

for

UBS

Group AG
consolidated

was

negligible.

However,

it

has

led

to

an

increase

in

exposures

reported

in

the

CR6

table

below

and

a
reduction in exposures reported in the CR4 and CR5 tables in this section.

The increase in exposures was partly offset by
a decrease in cash and balances at central banks.
In

the

Banks

and

securities

dealers

asset

class,

EAD

decreased

by

USD 2.5bn

to

USD 14.0bn,

and

RWA

increased

by
USD 0.1bn to USD 7.2bn.

In the Public-sector entities and multi-lateral development banks asset class, EAD increased by USD 0.2bn to USD 8.1bn,
and RWA was unchanged at USD 0.9bn.
In the

Corporates: specialized

lending asset

class, EAD

increased by

USD 0.3bn to

USD 57.9bn, and

RWA increased

by
USD 0.9bn to USD 26.7bn,

primarily due to increases in loan balances mainly across the Investment Bank and Personal &
Corporate Banking.
In

the

Corporates:

other

lending

asset

class,

EAD

decreased

by

USD 14.2bn

to

USD 96.7bn,

and

RWA

decreased

by
USD 8.7bn to USD 56.3bn.

The decreases were primarily driven by lower loans and loan

commitments, as well as model
updates related to the recalibration of certain multipliers in the Investment Bank, and negative net new loans in Personal
& Corporate Banking.
In the

Retail: residential

mortgages asset

class, EAD

decreased by

USD 8.3bn to

USD 282.1bn, and

RWA decreased

by
USD 1.0bn

to

USD 58.7bn.

The

decreases

were

primarily

driven

by

reclassifications

of

exposures

related

to

small

and
medium-sized

enterprises to

the other

retail asset

class,

as well

as increase

s

in

loan balances

in Personal

& Corporate
Banking and Global Wealth Management.
In

the

Retail:

qualifying

revolving

retail

exposures

(QRRE)

asset

class,

EAD

slightly

decreased

to

USD 7.2bn,

and

RWA
slightly decreased to USD 1.3bn.
In the Retail:

other retail asset

class, EAD increased

by USD 10.2bn to

USD 242.0bn,

and RWA increased

by USD 1.0bn
to USD 26.4bn. The increases were

mainly driven by an

increase in Lombard loans in

Global Wealth Management, as well
as a model

update related to small

and medium-sized enterprises in

Personal & Corporate Banking, partly

offset by model
updates and harmonizations for structured margin loans

and similar products in Global Wealth Management.
›
Refer to the “CR8: RWA flow statements of credit risk exposures under

IRB” table in this section for more information about

the
movement of credit risk exposures under the A-IRB approach

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

Credit risk exposures by portfolio and PD range
CR6: IRB – Credit risk exposures by portfolio and PD range
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures

pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
2
Average
maturity in
years
2
RWA
RWA density
in % EL Provisions
3
Central governments and central banks as of 31.12.24
0.00 to <0.15

256,465

137

256,602

60.7

258,220

0.0
<0.1

39.2

1.0

4,598

1.8

7
0.15 to <0.25

594

594

594

0.2
<0.1

51.9

1.0

193

32.5

1
0.25 to <0.50

14

14

14

0.4
<0.1

56.1

1.0

8

58.1

0
0.50 to <0.75

21

0

21

12.0

1

0.5
<0.1

19.0

2.8

0

33.1

0
0.75 to <2.50

106

39

145

35.7

9

1.4
<0.1

16.1

4.3

6

71.2

0
2.50 to <10.00

258

56

314

37.8

12

5.1
<0.1

45.8

3.0

22

177.2

0
10.00 to <100.00

206

59

265

41.8

32

28.0
<0.1

92.9

1.0

168

520.3

12
100.00 (default)
4

22

0

22

10.0

17

100.0
<0.1

18

106.0

5
Subtotal

257,687

291

257,978

49.1

258,900

0.0
<0.1

39.3

1.0

5,015

1.9

26

52
Central governments and central banks as of 30.6.24
0.00 to <0.15

240,879

420

241,299

60.6

242,886

0.0
<0.1

36.3

1.0

4,180

1.7

5
0.15 to <0.25

529

529

529

0.2
<0.1

51.5

1.0

171

32.2

0
0.25 to <0.50

10

12

22

100.0

51

0.4
<0.1

53.0

2.4

38

73.9

0
0.50 to <0.75

31

0

31

13.2

2

0.5
<0.1

18.5

2.7

1

32.0

0
0.75 to <2.50

109

3

112

45.0

8

1.3
<0.1

19.9

4.2

6

80.8

0
2.50 to <10.00

326

113

439

35.8

30

4.5
<0.1

45.6

2.8

48

160.7

1
10.00 to <100.00

205

69

273

35.0

53

28.4
<0.1

81.9

1.0

241

458.6

12
100.00 (default)
4

54

1

55

55.0

49

100.0
<0.1

52

106.0

5
Subtotal

242,143

617

242,760

53.9

243,607

0.0

0.1

36.4

1.0

4,736

1.9

24

32
Central governments and central banks as of 31.12.23
0.00 to <0.15

278,625

681

279,306

52.5

280,410

0.0
<0.1

30.0

1.0

3,823

1.4

6
0.15 to <0.25

462

462

462

0.2
<0.1

51.2

1.0

147

31.9

0
0.25 to <0.50

202

0

202

10.1

189

0.4
<0.1

53.0

1.0

104

54.9

0
0.50 to <0.75

44

0

44

13.1

4

0.6
<0.1

34.8

2.1

2

53.2

0
0.75 to <2.50

112

5

117

46.8

9

1.3
<0.1

24.7

3.9

8

87.2

0
2.50 to <10.00

429

174

603

37.9

70

4.5
<0.1

55.1

2.2

136

195.1

2
10.00 to <100.00

289

104

394

35.0

95

28.1
<0.1

70.5

1.0

370

390.7

19
100.00 (default)
4

134

0

134

10.1

126

100.0
<0.1

133

106.0

6
Subtotal

280,298

963

281,262

47.9

281,365

0.1

0.1

30.0

1.0

4,724

1.7

33

33

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures

pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
2
Average
maturity in
years
2
RWA
RWA density
in % EL Provisions
3
Banks and securities dealers as of 31.12.24
0.00 to <0.15

7,941

1,346

9,287

47.6

10,341

0.1

0.8

52.8

0.9

2,308

22.3

4
0.15 to <0.25

803

426

1,229

40.3

1,201

0.2

0.3

55.6

1.3

633

52.7

1
0.25 to <0.50

1,205

382

1,586

56.7

611

0.4

0.2

65.4

0.9

519

85.0

1
0.50 to <0.75

91

236

327

43.1

171

0.6
<0.1

59.6

1.2

176

103.3

1
0.75 to <2.50

864

459

1,323

42.2

741

1.1

0.2

55.4

1.0

931

125.7

5
2.50 to <10.00

966

384

1,350

40.7

786

6.1

0.2

74.8

1.0

2,328

296.3

36
10.00 to <100.00

177

30

207

49.7

61

15.3
<0.1

62.0

2.1

200

327.4

5
100.00 (default) 4

51

0

51

0.0

51

100.0
<0.1

54

106.0
Subtotal

12,099

3,263

15,362

45.8

13,962

0.9

1.7

55.1

1.0

7,150

51.2

54

2
Banks and securities dealers as of 30.6.24
0.00 to <0.15

9,314

1,779

11,092

51.8

12,924

0.1

1.5

50.8

0.9

2,614

20.2

5
0.15 to <0.25

964

456

1,420

37.3

1,113

0.2

0.3

59.0

1.4

627

56.3

1
0.25 to <0.50

483

394

877

57.3

648

0.4

0.3

60.3

0.9

494

76.3

1
0.50 to <0.75

46

281

327

41.9

145

0.6
<0.1

52.6

1.6

135

93.1

0
0.75 to <2.50

625

455

1,080

45.9

787

1.3

0.2

55.4

1.4

1,049

133.2

6
2.50 to <10.00

1,047

392

1,439

40.5

752

6.0

0.2

70.3

1.1

2,083

277.2

33
10.00 to <100.00

91

5

96

46.2

12

22.5
<0.1

60.9

0.6

44

355.3

2
100.00 (default)
4

46

0

46

0.0

46

100.0
<0.1

49

106.0
Subtotal

12,616

3,762

16,378

48.0

16,428

0.7

2.6

52.8

1.0

7,095

43.2

48

1
Banks and securities dealers as of 31.12.23
0.00 to <0.15

10,118

1,723

11,841

52.2

13,111

0.1

1.8

51.3

0.9

2,572

19.6

4
0.15 to <0.25

720

527

1,247

39.6

947

0.2

0.3

59.7

1.5

549

57.9

1
0.25 to <0.50

664

354

1,018

44.9

738

0.4

0.2

65.6

0.8

613

83.1

2
0.50 to <0.75

103

198

301

44.2

191

0.6

0.1

48.0

1.3

166

86.9

1
0.75 to <2.50

593

519

1,112

45.0

745

1.6

0.2

54.6

1.1

977

131.1

6
2.50 to <10.00

977

436

1,413

42.8

645

6.3

0.2

72.8

1.0

1,861

288.6

30
10.00 to <100.00

114

6

120

32.9

28

23.8
<0.1

49.4

0.7

83

291.2

3
100.00 (default)
4

95

0

95

0.0

95

100.0
<0.1

101

106.0
Subtotal

13,384

3,764

17,148

47.2

16,500

1.0

2.9

53.4

1.0

6,921

41.9

48

3

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures

pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
2
Average
maturity in
years
2
RWA
RWA density
in % EL Provisions
3
Public sector entities, multilateral developmental banks as of 31.12.24
0.00 to <0.15

6,262

2,029

8,291

8.9

6,677

0.0

0.2

35.5

1.2

365

5.5

1
0.15 to <0.25

347

883

1,230

19.4

528

0.2

0.2

26.3

2.3

133

25.1

0
0.25 to <0.50

699

328

1,027

21.1

712

0.4

0.2

30.6

2.1

288

40.4

1
0.50 to <0.75

28

51

80

36.2

47

0.6
<0.1

41.5

4.4

46

99.1

0
0.75 to <2.50

4

0

4

30.8

4

1.3
<0.1

23.1

3.6

3

64.7

0
2.50 to <10.00

55

93

149

45.0

99

3.3
<0.1

6.1

3.8

22

22.0

0
10.00 to <100.00
100.00 (default) 4

0

0

0

0.0
<0.1

0

106.0
Subtotal

7,396

3,385

10,781

14.2

8,066

0.1

0.6

34.1

1.4

857

10.6

2

0
Public sector entities, multilateral developmental banks as of 30.6.24
0.00 to <0.15

5,960

2,161

8,121

7.5

6,407

0.0

0.2

35.9

1.2

342

5.3

1
0.15 to <0.25

352

950

1,302

20.8

558

0.2

0.2

26.6

2.3

141

25.3

0
0.25 to <0.50

738

351

1,089

23.3

794

0.3

0.2

31.0

2.1

323

40.7

1
0.50 to <0.75

28

56

84

36.1

48

0.6
<0.1

36.1

4.5

42

86.8

0
0.75 to <2.50

1

0

2

30.8

1

1.1
<0.1

15.2

1.5

1

40.2

0
2.50 to <10.00

60

102

162

45.0

107

5.2
<0.1

5.5

3.8

24

22.3

0
10.00 to <100.00
100.00 (default)
4

0

0

0

0.0
<0.1

0

106.0
Subtotal

7,140

3,620

10,760

14.0

7,916

0.1

0.6

34.3

1.4

873

11.0

2

0
Public sector entities, multilateral developmental banks as of 31.12.23
0.00 to <0.15

6,411

2,431

8,842

7.7

6,898

0.0

0.2

35.5

1.2

378

5.5

1
0.15 to <0.25

373

970

1,343

19.3

568

0.2

0.2

28.8

2.2

131

23.1

0
0.25 to <0.50

803

417

1,220

21.3

871

0.3

0.2

26.4

2.3

273

31.3

1
0.50 to <0.75

3

7

10

43.2

6

0.7
<0.1

36.9

1.4

4

57.3

0
0.75 to <2.50

14

2

16

27.0

15

1.0
<0.1

33.9

1.1

7

49.6

0
2.50 to <10.00

67

110

177

45.0

118

5.2
<0.1

5.5

3.9

26

22.2

0
10.00 to <100.00
100.00 (default)
4
Subtotal

7,672

3,937

11,608

13.1

8,476

0.1

0.6

33.7

1.4

819

9.7

2

0

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures

pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
2
Average
maturity in
years
2
RWA
RWA density
in % EL Provisions
3
Corporates: specialized lending as of 31.12.24
0.00 to <0.15

9,824

2,101

11,925

50.7

11,356

0.1

1.2

18.4

2.8

1,835

16.2

1
0.15 to <0.25

5,218

2,157

7,376

37.1

5,843

0.2

0.6

20.7

2.3

1,350

23.1

2
0.25 to <0.50

8,742

3,925

12,667

29.2

9,988

0.3

1.3

22.8

2.1

3,641

36.5

8
0.50 to <0.75

7,227

3,568

10,795

34.0

8,275

0.6

0.9

22.6

2.2

3,498

42.3

12
0.75 to <2.50

16,975

4,857

21,832

38.0

19,008

1.3

1.8

25.8

2.1

12,652

66.6

67
2.50 to <10.00

2,599

1,028

3,627

35.9

2,998

3.5

0.3

33.3

1.6

3,286

109.6

34
10.00 to <100.00

12

0

12

80.2

12

13.0
<0.1

72.0

1.0

39

329.3

1
100.00 (default) 4

465

21

486

54.7

422

100.0
<0.1

447

106.0

128
Subtotal

51,062

17,658

68,720

36.6

57,901

1.5

6.1

23.3

2.3

26,747

46.2

253

148
Corporates: specialized lending as of 30.6.24
0.00 to <0.15

9,347

2,939

12,286

54.4

11,524

0.1

1.3

18.2

2.6

1,820

15.8

1
0.15 to <0.25

5,048

2,628

7,676

46.5

6,322

0.2

0.7

19.9

2.2

1,401

22.2

2
0.25 to <0.50

8,369

3,733

12,102

30.9

9,606

0.4

1.4

22.9

2.1

3,677

38.3

8
0.50 to <0.75

7,446

3,716

11,162

34.3

8,664

0.6

0.9

23.2

2.0

3,735

43.1

12
0.75 to <2.50

16,787

4,396

21,182

35.6

18,528

1.3

1.8

25.8

2.1

12,080

65.2

65
2.50 to <10.00

2,328

359

2,687

48.6

2,560

3.4

0.3

31.5

1.6

2,698

105.4

27
10.00 to <100.00

9

0

9

100.0

10

15.7
<0.1

26.7

1.8

15

157.6

0
100.00 (default)
4

348

35

383

59.3

417

100.0
<0.1

442

106.0

119
Subtotal

49,681

17,805

67,486

39.3

57,631

1.5

6.4

23.0

2.2

25,867

44.9

235

140
Corporates: specialized lending as of 31.12.23
0.00 to <0.15

12,041

3,444

15,485

51.7

13,898

0.1

1.3

18.9

2.5

2,165

15.6

2
0.15 to <0.25

5,813

1,951

7,764

48.1

6,584

0.2

0.7

22.5

2.5

1,820

27.6

3
0.25 to <0.50

10,479

4,727

15,206

32.8

11,852

0.4

1.5

24.8

2.1

4,700

39.7

10
0.50 to <0.75

7,470

5,392

12,862

32.0

9,117

0.6

0.9

22.1

1.7

3,597

39.5

12
0.75 to <2.50

17,064

4,644

21,708

34.7

18,664

1.3

2.0

24.6

2.1

11,856

63.5

62
2.50 to <10.00

2,381

435

2,816

51.3

2,604

3.4

0.4

30.8

1.5

2,956

113.5

26
10.00 to <100.00

20

13

33

14.3

22

14.6
<0.1

30.7

1.6

38

173.8

1
100.00 (default)
4

285

12

297

52.9

215

100.0
<0.1

228

106.0

128
Subtotal

55,554

20,618

76,172

38.0

62,956

1.1

6.9

23.1

2.1

27,362

43.5

244

140

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures

pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
2
Average
maturity in
years
2
RWA
RWA density
in % EL Provisions
3
Corporates: other lending as of 31.12.24
0.00 to <0.15

18,385

46,361

64,745

24.4

29,926

0.1

9.6

36.8

2.0

6,755

22.6

7
0.15 to <0.25

8,667

17,059

25,725

33.3

14,691

0.2

3.0

37.7

2.2

6,187

42.1

13
0.25 to <0.50

8,296

8,944

17,241

32.0

11,137

0.4

3.7

39.8

2.3

6,308

56.6

16
0.50 to <0.75

5,435

6,040

11,475

36.7

7,555

0.6

2.7

34.4

2.2

4,907

65.0

17
0.75 to <2.50

15,287

9,506

24,793

37.7

18,009

1.4

5.4

31.4

2.1

15,142

84.1

80
2.50 to <10.00

10,154

13,878

24,032

39.8

11,441

4.5

2.9

34.7

2.4

12,742

111.4

176
10.00 to <100.00

1,389

1,450

2,839

51.4

1,875

18.2

0.2

22.8

2.3

2,009

107.2

61
100.00 (default) 4

2,940

537

3,477

27.8

2,113

100.0

1.4

2,238

106.0

1,021
Subtotal

70,552

103,775

174,328

30.9

96,744

3.5

29.0

35.5

2.1

56,289

58.2

1,390

1,651
Corporates: other lending as of 30.6.24
0.00 to <0.15

21,459

52,274

73,733

25.1

35,621

0.1

9.7

38.6

1.9

7,430

20.9

8
0.15 to <0.25

9,418

20,956

30,374

31.2

16,328

0.2

3.1

39.1

2.1

6,582

40.3

15
0.25 to <0.50

9,884

12,094

21,979

33.2

13,763

0.4

3.7

38.1

2.3

7,763

56.4

19
0.50 to <0.75

5,833

6,173

12,006

41.0

8,422

0.6

3.0

36.4

2.2

5,562

66.0

20
0.75 to <2.50

15,783

11,709

27,493

39.0

20,189

1.4

5.5

33.1

2.2

18,303

90.7

93
2.50 to <10.00

7,660

12,695

20,355

47.3

12,882

4.9

3.3

34.6

2.7

15,230

118.2

221
10.00 to <100.00

613

1,015

1,628

46.7

1,094

16.4

0.3

24.8

2.8

1,389

126.9

44
100.00 (default)
4

2,636

497

3,134

57.6

2,602

100.0

1.5

2,757

106.0

843
Subtotal

73,287

117,414

190,701

32.0

110,902

3.5

30.0

36.8

2.2

65,014

58.6

1,263

1,408
Corporates: other lending as of 31.12.23
0.00 to <0.15

22,521

63,917

86,438

25.8

41,055

0.1

11.2

38.6

2.0

8,492

20.7

9
0.15 to <0.25

10,935

24,194

35,129

29.4

18,419

0.2

3.9

41.2

2.1

7,739

42.0

17
0.25 to <0.50

10,269

14,260

24,529

35.0

15,320

0.4

5.0

41.1

2.2

9,538

62.3

23
0.50 to <0.75

6,293

8,342

14,635

36.9

9,564

0.6

4.3

33.1

2.2

5,544

58.0

20
0.75 to <2.50

18,439

13,837

32,276

38.8

23,286

1.4

11.5

33.8

2.2

17,947

77.1

112
2.50 to <10.00

10,464

17,641

28,104

45.3

16,964

5.0

6.1

33.4

2.3

21,600

127.3

285
10.00 to <100.00

753

855

1,609

53.9

1,240

17.2

0.3

20.7

2.9

1,600

129.1

52
100.00 (default)
4

2,564

807

3,371

47.6

3,231

100.0

1.4

3,423

106.0

713
Subtotal

82,238

143,854

226,092

31.9

129,079

3.7

43.6

37.1

2.2

75,884

58.8

1,231

1,380

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures

pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
2
Average
maturity in
years
2
RWA
RWA density
in % EL Provisions
3
Retail: residential mortgages as of 31.12.24
0.00 to <0.15

112,372

2,089

114,461

47.2

114,540

0.1

185.3

18.5

6,226

5.4

18
0.15 to <0.25

46,683

915

47,598

50.8

48,054

0.2

53.8

19.6

5,679

11.8

17
0.25 to <0.50

58,338

1,243

59,581

56.1

60,059

0.3

67.9

21.3

11,701

19.5

43
0.50 to <0.75

18,942

520

19,462

76.1

19,369

0.6

17.0

30.5

6,153

31.8

37
0.75 to <2.50

27,715

1,515

29,230

72.7

28,892

1.3

29.4

33.1

16,110

55.8

128
2.50 to <10.00

8,701

279

8,980

69.1

8,911

4.3

9.2

34.0

9,648

108.3

128
10.00 to <100.00

1,059

19

1,078

87.8

1,076

15.4

1.0

32.0

1,900

176.5

53
100.00 (default) 4

1,199

26

1,225

69.7

1,217

100.0

1.2

1,290

106.0

28
Subtotal

275,008

6,606

281,614

58.6

282,120

0.9

364.6

22.2

58,707

20.8

453

133
Retail: residential mortgages as of 30.6.24
0.00 to <0.15

115,546

2,267

117,813

47.3

118,298

0.1

186.3

18.4

6,462

5.5

19
0.15 to <0.25

48,230

1,113

49,343

50.3

50,109

0.2

54.8

19.3

5,938

11.9

18
0.25 to <0.50

59,825

1,507

61,332

52.8

62,104

0.3

69.8

20.9

12,064

19.4

44
0.50 to <0.75

19,052

548

19,599

71.3

19,511

0.6

17.2

29.3

5,990

30.7

36
0.75 to <2.50

27,533

1,608

29,141

70.0

28,753

1.4

29.6

32.7

15,989

55.6

127
2.50 to <10.00

9,085

274

9,358

68.5

9,282

4.4

9.2

33.1

9,971

107.4

135
10.00 to <100.00

1,175

20

1,195

88.5

1,198

15.3

1.0

31.1

2,055

171.5

58
100.00 (default)
4

1,121

33

1,155

72.6

1,179

100.0

1.2

1,249

106.0

27
Subtotal

281,567

7,370

288,937

56.6

290,433

0.9

369.0

21.8

59,718

20.6

464

230
Retail: residential mortgages as of 31.12.23
0.00 to <0.15

119,466

2,509

121,975

48.4

123,015

0.1

183.6

18.2

6,704

5.5

20
0.15 to <0.25

51,586

1,356

52,942

54.0

53,999

0.2

56.2

19.1

6,415

11.9

19
0.25 to <0.50

64,885

1,813

66,698

52.7

67,761

0.3

72.6

20.5

13,059

19.3

47
0.50 to <0.75

20,641

683

21,324

70.9

21,211

0.6

18.0

28.7

6,319

29.8

38
0.75 to <2.50

30,775

2,735

33,510

58.3

32,492

1.3

31.4

32.1

17,467

53.8

141
2.50 to <10.00

10,459

397

10,856

67.1

10,742

4.4

10.1

32.5

11,218

104.4

152
10.00 to <100.00

1,196

35

1,231

90.3

1,229

14.7

1.1

32.6

2,193

178.4

59
100.00 (default)
4

953

21

974

74.0

1,136

100.0

1.1

1,204

106.0

30
Subtotal

299,960

9,549

309,509

55.4

311,584

0.9

373.9

21.6

64,580

20.7

506

261

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures

pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
2
Average
maturity in
years
2
RWA
RWA density
in % EL Provisions
3
Retail: qualifying revolving retail exposures (QRRE) as of 31.12.24
0.00 to <0.15

255

3,695

3,950

51.8

2,173

0.0

467.8

37.4

46

2.1

0
0.15 to <0.25

160

2,527

2,686

38.3

1,148

0.2

324.5

36.5

66

5.7

1
0.25 to <0.50

253

2,337

2,590

29.3

950

0.4

290.1

33.3

83

8.7

1
0.50 to <0.75

257

1,342

1,599

31.4

686

0.6

177.7

32.0

87

12.7

1
0.75 to <2.50

716

1,843

2,559

40.8

1,484

1.4

302.6

33.6

387

26.1

7
2.50 to <10.00

539

386

924

24.2

601

4.3

132.8

39.9

408

68.0

10
10.00 to <100.00

73

19

92

50.4

83

17.8

21.3

45.3

155

187.0

7
100.00 (default) 4

64

2

65

29.5

40

100.0

30.0

42

106.0

25
Subtotal

2,316

12,150

14,466

39.9

7,165

1.6

1,746.7

35.7

1,273

17.8

52

38
Retail: qualifying revolving retail exposures (QRRE) as of 30.6.24
0.00 to <0.15

243

3,863

4,105

51.8

2,244

0.0

467.0

37.5

48

2.1

0
0.15 to <0.25

157

2,577

2,734

38.0

1,154

0.2

327.0

36.6

66

5.7

1
0.25 to <0.50

260

2,285

2,545

28.0

910

0.4

289.7

32.7

77

8.5

1
0.50 to <0.75

271

1,324

1,594

30.3

679

0.6

176.2

32.3

87

12.8

1
0.75 to <2.50

750

1,917

2,666

38.0

1,484

1.4

300.8

34.1

390

26.3

7
2.50 to <10.00

515

268

783

37.0

601

4.4

134.6

39.4

408

67.8

10
10.00 to <100.00

79

19

98

48.4

89

17.8

21.8

44.7

163

183.8

7
100.00 (default)
4

64

2

66

27.4

40

100.0

30.0

42

106.0

25
Subtotal

2,338

12,253

14,591

39.7

7,201

1.6

1,747.0

35.8

1,281

17.8

53

38
Retail: qualifying revolving retail exposures (QRRE) as of 31.12.23
0.00 to <0.15

265

4,116

4,381

51.8

2,395

0.0

465.8

37.5

51

2.1

0
0.15 to <0.25

147

2,700

2,847

38.6

1,188

0.2

326.3

36.7

68

5.7

1
0.25 to <0.50

241

2,431

2,672

28.0

936

0.4

290.1

33.6

82

8.7

1
0.50 to <0.75

253

1,421

1,674

30.7

697

0.6

178.0

33.2

93

13.3

1
0.75 to <2.50

654

1,831

2,485

42.9

1,487

1.4

305.0

35.2

401

27.0

7
2.50 to <10.00

550

504

1,053

21.7

607

4.4

134.2

40.8

434

71.5

11
10.00 to <100.00

99

22

121

51.1

111

18.2

24.0

46.6

216

194.5

10
100.00 (default)
4

62

2

64

27.4

38

100.0

28.6

41

106.0

24
Subtotal

2,271

13,027

15,298

39.9

7,459

1.6

1,751.9

36.4

1,385

18.6

56

39

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

CR6: IRB – Credit risk exposures by portfolio and PD range (continued)
USD m, except where indicated
Original on-
balance sheet
gross exposure
Off-balance
sheet exposures
pre-CCF
Total
exposures

pre-CCF
Average CCF
in %
EAD post-CCF
and post-CRM
Average PD
in %
Number of
obligors (in
thousands)
1
Average LGD
in %
2
Average
maturity in
years
2
RWA
RWA density
in % EL Provisions
3
Retail: other retail as of 31.12.24
0.00 to <0.15

126,971

426,607

553,578

15.9

195,281

0.0

489.8

31.5

10,254

5.3

25
0.15 to <0.25

8,633

14,287

22,920

17.1

11,102

0.2

28.8

32.8

1,740

15.7

6
0.25 to <0.50

9,806

17,228

27,034

18.4

12,990

0.3

29.7

28.3

2,784

21.4

13
0.50 to <0.75

5,909

11,558

17,466

19.5

8,405

0.6

39.7

29.7

2,559

30.4

16
0.75 to <2.50

7,927

11,130

19,057

22.9

10,259

1.2

99.7

41.7

5,640

55.0

52
2.50 to <10.00

2,909

1,472

4,381

28.7

3,009

4.1

40.5

45.8

2,252

74.9

52
10.00 to <100.00

529

78

607

21.2

537

23.1

17.7

52.8

707

131.8

67
100.00 (default) 4

451

53

504

52.2

394

100.0

6.4

418

106.0

144
Subtotal

163,135

482,413

645,547

16.3

241,976

0.4

752.2

31.9

26,355

10.9

375

204
Retail: other retail as of 30.6.24
0.00 to <0.15

125,642

421,136

546,778

15.2

189,797

0.0

498.0

34.0

10,263

5.4

26
0.15 to <0.25

6,520

12,427

18,947

17.6

8,705

0.2

26.8

29.1

1,209

13.9

5
0.25 to <0.50

9,004

14,496

23,499

18.5

11,679

0.4

29.6

32.7

2,936

25.1

14
0.50 to <0.75

5,991

11,231

17,222

19.7

8,683

0.6

38.4

28.9

2,623

30.2

16
0.75 to <2.50

6,950

8,870

15,820

23.9

8,852

1.3

96.5

38.7

4,605

52.0

44
2.50 to <10.00

3,141

1,469

4,609

26.0

3,180

4.0

46.4

50.4

2,634

82.8

61
10.00 to <100.00

538

102

640

15.1

547

23.2

18.9

52.8

718

131.4

68
100.00 (default)
4

240

52

292

54.4

366

100.0

5.9

388

106.0

67
Subtotal

158,026

469,781

627,807

15.7

231,809

0.4

760.5

34.0

25,376

10.9

300

60
Retail: other retail as of 31.12.23
0.00 to <0.15

134,559

428,417

562,976

15.5

200,541

0.0

503.5

34.9

10,876

5.4

28
0.15 to <0.25

7,335

11,897

19,233

18.1

9,481

0.2

30.7

34.5

1,456

15.4

6
0.25 to <0.50

7,531

13,790

21,322

19.0

10,146

0.4

30.8

27.4

2,058

20.3

10
0.50 to <0.75

5,241

12,075

17,317

19.8

8,106

0.6

39.9

28.1

2,309

28.5

14
0.75 to <2.50

6,593

8,245

14,838

21.4

8,362

1.2

88.5

42.2

4,711

56.3

44
2.50 to <10.00

2,680

1,213

3,893

18.5

2,757

4.3

39.2

55.6

2,601

94.3

66
10.00 to <100.00

497

109

607

16.8

514

23.7

16.9

52.9

683

133.1

65
100.00 (default)
4

542

44

586

65.0

497

100.0

5.6

527

106.0

48
Subtotal

164,981

475,791

640,772

15.9

240,403

0.4

755.1

34.8

25,220

10.5

281

32
Total 31.12.24

839,256

629,540

1,468,795

20.3

966,835

0.8

2,901.1

31.3

1.4

182,393

18.9

2,605

2,228
Total 30.6.24

826,799

632,622

1,459,420

20.6

965,927

0.9

2,916.2

30.9

1.5

189,959

19.7

2,388

1,910
Total 31.12.23

906,357

671,503

1,577,860

21.2

1,057,823

0.9

2,935.1

29.5

1.5

206,895

19.6

2,400

1,889
1 Numbers of obligors represent an aggregation

of the client relationships in the UBS

Group excluding certain legacy Credit Suisse

components along with the client relationships

in legacy Credit Suisse components.

RWA calculations are based on the

applicable rules and models approved

by FINMA for the respective
legal entities. Refer to the “Introduction

and basis for preparation” section

of this report for more information about

the approach applied for regulatory calculations

and disclosures.

2 Defaulted exposures disclosed in the table are

excluded from average loss given default

(LGD) and average maturity information

as
not relevant for risk weighting. Furthermore, Retail asset classes are excluded from the average maturity, as maturity is not relevant for risk weighting.

3 In line with BCBS Pillar 3 disclosure requirements, provisions are only provided for the sub-totals by asset class. Provisions reflect IFRS Accounting Standards Expected
Credit Losses accounting provisions for credit losses on A-IRB exposures.

4 Includes defaulted purchased credit-impaired positions.

▲

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

Credit derivatives used as CRM techniques
Semi-annual |
Where credit derivatives are used as CRM techniques, the PD of the obligor is generally replaced with the PD of the hedge

provider.

In addition,

default correlation between

the obligor

and the

hedge provider

is taken

into account
through the

double

default

approach.

The impact

of credit

derivatives

used as

CRM techniques

on A-IRB

credit risk

has been
immaterial

for

past

reporting

periods

and

continued

to

be

immaterial

for

this

reporting

period.

Therefore,

we

have
discontinued

the disclosure of

the “CR7: IRB

– effect on RWA of credit

derivatives

used as CRM

techniques” table,

starting
with the 31 December

2022 Pillar

3 Report, in line

with FINMA Circular

2016/1, General

principles of

disclosure.
▲
›
Refer to the “CCR6: Credit derivatives exposures” table in the

“Counterparty credit risk” section of this report for

notional and fair
value information about credit derivatives used as

CRM techniques
Credit risk RWA development in the fourth quarter

of 2024
The CR8 table below provides

a breakdown of the

credit risk RWA

movements in the fourth

quarter of 2024 under

the
internal ratings-based approach across movement categories

defined by the BCBS. These categories are

defined below.
Definitions of credit risk and counterparty credit risk

RWA movement table components for CR8 and CCR7
The references

in the

table below

refer to

the line

numbers provided

in the

CR8 movement

table below

and in

the CCR7

movement table

in the
“Counterparty credit risk” section of this report.
Reference Description Definition
2 Asset size
Movements arising in the ordinary course of business, such

as new transactions, sales and write-offs.
3 Asset quality / Credit
quality of counterparties
Movements resulting from changes in

the underlying credit quality of

counterparties. These are caused
by changes to risk parameters, e.g. counterparty ratings,

LGD estimates or credit hedges.
4 Model updates
Movements arising from the implementation of

new models and from parameter changes

to existing
models.

The

RWA

effect

of

model

updates is

estimated based

on

the

portfolio at

the

time

of

the
implementation of the change.
5 Methodology and policy
Movements

due

to

methodological

changes

in

calculations

driven

by

regulatory

policy

changes,
including revisions

to existing

regulations, new

regulations and

add-ons mandated

by the

regulator.
The effect of methodology and policy

changes on RWA is estimated based on the

portfolio at the time
of the implementation of the change.
6 Acquisitions and disposals
Movements as a result of disposal or

acquisition of business operations, quantified

based on the credit
risk exposures as of the end of the quarter preceding a disposal or following an acquisition. Purchases and sales of exposures in the ordinary course of business are reflected under Asset size .
7 Foreign exchange
movements
Movements as a result of exchange rate changes of transaction currencies against the US dollar.
8
Other

Movements due to changes that cannot be attributed

to any other category.

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

RWA flow statements of credit risk exposures under the internal ratings-based approach
Quarterly |

Credit risk RWA under the IRB approach

decreased by USD 13.5bn to USD 184.1bn during

the fourth quarter of
2024. This

balance

includes

credit

risk under

the

A-IRB

approach,

as well

as credit

risk under

the

supervisory

slotting
approach.
Movements in asset

size decreased RWA

by USD 1.6bn,

mainly due to

negative net

new loans in

Personal & Corporate
Banking, as well as lower loans and loan commitments in the Investment Bank. The decrease was also driven by reduced cash and balances

at central banks, and

,

to a lesser

extent, by reductions

in Non-core and

Legacy driven by

our actions
to actively unwind the portfolio, in addition to the natural roll-off.
Movements in asset quality, including changes

in risk density across the overall portfolio,

decreased RWA by USD 2.1bn,
mainly from improved risk density

on loans and loan

commitments in the Investment Bank, as

well as from improvements
in risk

density in

Personal &

Corporate Banking.

Such reductions

were partly

offset by

increases in

Group Items

due to
changes in risk density.
Model updates increased RWA by USD 1.0bn, primarily from harmonization of models following the migration of Credit
Suisse portfolios to UBS models.
Methodology and

policy changes

resulted in

an RWA

decrease of

USD 0.2bn, related

to an

SFT portfolio

shifting from
the credit risk framework to the securitization framework.
Currency effects,

driven by

the strengthening

of the

US dollar

against other

major currencies,

resulted in

a USD 9.6bn
decrease of in RWA.
Other items

resulted in

a

USD 1.0bn decrease

in RWA,

primarily reflecting

a reduction

in the

overlay for

uncertainties
associated

with

the

alignment

of

models

and

RWA

calculations

in

legacy

Credit

Suisse

platforms

with

those

of

UBS,
following the progress regarding client account and platform migrations in the Investment Bank.
CR8: RWA flow statements of credit risk exposures under IRB
USD m
For the quarter
ended 31.12.24
For the quarter
ended 30.9.24
For the quarter
ended 30.6.24
For the quarter
ended 31.3.24
1 RWA as of the beginning of the quarter

197,652

191,570

198,429

209,998
2 Asset size

(1,595)

4,079

(5,554)

(4,748)
3 Asset quality

(2,086)

(5,106)

(1,020)

529
4 Model updates

961

(692)

(2,208)

(737)
5 Methodology and policy

(152)

(180)

1,826
6 Acquisitions and disposals
7 Foreign exchange movements

(9,642)

7,681

247

(8,441)
8 Other

(1,000)

300

(150)

1,828
9 RWA as of the end of the quarter

184,138

197,652

191,570

198,429
▲

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

Backtesting
Annual |
The following tables provide

backtesting data to validate

the reliability of PD calculations

for all Pillar 1 PD models that

are approved by FINMA

for the UBS Group. Separate
tables are

provided for the

UBS Group excluding

certain legacy

Credit Suisse

components and for

the legacy Credit

Suisse components.

Refer to

the “CRE: Main

features of

our
key credit

risk models”

table in

this section

for more

information about

our key

credit risk

models.

The estimated

PDs are

forward-looking

average PDs

at the

beginning of

the
respective twelve-month period. These are

compared with the simple average of historical default

rates.
›
Refer to “Backtesting” in the “Risk management and

control” section of the UBS Group Annual Report 2024,

available under “Annual reporting” at
ubs.com/investors , for more information about
backtesting of credit models

CR9: IRB – Backtesting of probability of default (PD) per portfolio
UBS Group excluding certain legacy Credit Suisse components
1
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors

(in thousands)
Defaulted obligors

in the year

of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Central governments and central banks as of 31.12.24
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.0

0.1
< 0.1 < 0.1

0

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2
< 0.1 < 0.1

0

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.3
< 0.1 < 0.1

0

0

0.0
0.50 to <0.75 Ba1 BB+ BB+

0.5

0.7
< 0.1 < 0.1

0

0

0.0
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.4

1.0
< 0.1 < 0.1

0

0

0.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

5.2

3.0
< 0.1 < 0.1

0

0

0.0
10.00 to <100.00 Caa1 to C CCC to C CCC to C

12.1

13.0
< 0.1 < 0.1

0

0

0.0
Subtotal

0.0

1.3

0.1

0.1

0

0

0.0
Central governments and central banks as of 31.12.23
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.0

0.0
< 0.1 < 0.1

0

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2
< 0.1 < 0.1

0

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.3

0.4
< 0.1 < 0.1

0

0

0.0
0.50 to <0.75 Ba1 BB+ BB+

0.5

0.7
< 0.1 < 0.1

0

0

0.0
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.5

1.4
< 0.1 < 0.1

0

0

0.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

5.7

3.7
< 0.1 < 0.1

0

0

0.0
10.00 to <100.00 Caa1 to C CCC to C CCC to C

16.2

13.0
< 0.1 < 0.1

0

0

0.0
Subtotal

0.0

1.3

0.1

0.1

0

0

0.0

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)
UBS Group excluding certain legacy Credit Suisse components
1
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors

(in thousands)
Defaulted obligors

in the year

of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Banks and securities dealers as of 31.12.24
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.0

0.5

0.5

0

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.1

0.2

0.3

0

0

0.1
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.3

0.2

0.2

0

0

0.0
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

0.1

0.1

0

0

0.1
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.6

1.3

0.1

0.1

1

0

0.2
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.9

3.1

0.1

0.1

1

0

0.3
10.00 to <100.00 Caa1 to C CCC to C CCC to C

17.2

13.0
< 0.1 < 0.1

0

0

0.8
Subtotal

0.5

0.4

1.2

1.2

2

0

0.1
Banks and securities dealers as of 31.12.23
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.0

0.5

0.5

0

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

0.3

0.2

1

1

0.1
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

0.2

0.2

0

0

0.0
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6
< 0.1

0.1

0

0

0.1
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.8

1.4

0.1

0.1

0

0

0.1
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.5

3.3

0.2

0.1

0

0

0.2
10.00 to <100.00 Caa1 to C CCC to C CCC to C

13.7

16.2
< 0.1 < 0.1

0

0

0.8
Subtotal

0.6

0.7

1.5

1.2

1

1

0.1

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)
UBS Group excluding certain legacy Credit Suisse components
1
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors

(in thousands)
Defaulted obligors

in the year

of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Public-sector entities, multi-lateral development banks as of 31.12.24
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

0.2

0.1

0

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

0.2

0.2

0

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.3

0.3

0.2

0.2

1

0

0.0
0.50 to <0.75 Ba1 BB+ BB+

0.7

0.6
< 0.1 < 0.1

0

0

0.4
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.0

1.1
< 0.1 < 0.1

0

0

0.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

0.0
< 0.1

0

0

0.0
10.00 to <100.00 Caa1 to C CCC to C CCC to C

0.0

0.0

0

0

5.9
Subtotal

0.2

0.2

0.6

0.5

1

0

0.0
Public-sector entities, multi-lateral development banks as of 31.12.23
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

0.2

0.2

0

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

0.2

0.2

0

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.3

0.3

0.2

0.2

0

0

0.0
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6
< 0.1 < 0.1

0

0

0.4
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.4

1.4
< 0.1 < 0.1

0

0

0.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

0.0

0.0

0

0

0.0
10.00 to <100.00 Caa1 to C CCC to C CCC to C

0.0

0.0

0

0

6.3
Subtotal

0.2

0.2

0.6

0.6

0

0

0.0

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)
UBS Group excluding certain legacy Credit Suisse components
1
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors

(in thousands)
Defaulted obligors

in the year

of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Corporates: specialized lending as of 31.12.24
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

0.5

0.5

1

0

0.1
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

0.3

0.3

0

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

0.6

0.6

0

0

0.1
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

0.5

0.5

2

0

0.2
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.4

1.4

1.3

1.1

9

0

0.4
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

3.3

3.3

0.3

0.2

11

0

1.2
10.00 to <100.00 Caa1 to C CCC to C CCC to C

11.5

11.8
< 0.1 < 0.1

0

0

5.5
Subtotal

1.0

1.0

3.5

3.2

23

0

0.3
Corporates: specialized lending as of 31.12.23
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

0.5

0.5

0

0

0.1
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

0.3

0.3

0

0

0.1
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

0.6

0.6

1

0

0.1
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

0.5

0.5

0

0

0.1
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.3

1.4

1.3

1.3

3

0

0.4
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

3.3

3.3

0.3

0.3

4

0

1.2
10.00 to <100.00 Caa1 to C CCC to C CCC to C

11.0

11.0
< 0.1 < 0.1

1

0

5.9
Subtotal

1.0

1.0

3.5

3.5

9

0

0.3

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)
UBS Group excluding certain legacy Credit Suisse components
1
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors

(in thousands)
Defaulted obligors

in the year

of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Corporates: other lending as of 31.12.24
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

6.7

5.5

11

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

2.1

1.5

1

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

2.8

1.6

6

0

0.2
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

2.8

1.5

7

0

0.3
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.4

1.5

9.2

3.5

53

0

0.7
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.4

4.0

4.5

2.2

169

2

2.6
10.00 to <100.00 Caa1 to C CCC to C CCC to C

14.9

17.8

0.2

0.2

36

6

12.7
Subtotal

2.9

2.0

28.3

15.9

283

8

0.3
Corporates: other lending as of 31.12.23
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

6.9

6.7

7

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

2.3

2.1

2

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

3.0

2.8

5

1

0.2
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

2.9

2.8

4

0

0.3
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.4

1.5

10.5

9.2

41

0

0.7
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.4

3.9

5.0

4.5

207

37

2.3
10.00 to <100.00 Caa1 to C CCC to C CCC to C

15.0

17.3

0.2

0.2

31

9

12.3
Subtotal

2.6

1.4

30.8

28.3

297

47

0.3

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)
UBS Group excluding certain legacy Credit Suisse components
1
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors

(in thousands)
Defaulted obligors

in the year

of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Retail: residential mortgages as of 31.12.24
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

138.5

140.2

75

1

0.1
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

22.5

22.4

19

0

0.1
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

28.8

28.4

38

0

0.1
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

14.5

14.2

39

0

0.3
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.4

1.3

27.7

26.6

109

0

0.4
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.4

4.3

9.6

8.6

143

0

1.2
10.00 to <100.00 Caa1 to C CCC to C CCC to C

14.6

15.4

1.1

0.9

86

0

3.9
Subtotal

1.0

0.5

242.5

241.2

509

1

0.2
Retail: residential mortgages as of 31.12.23
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

139.0

138.5

83

1

0.1
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

22.9

22.5

33

1

0.1
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

29.3

28.8

30

0

0.1
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

14.6

14.5

121

83

0.4
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.3

1.3

26.2

27.7

65

3

0.4
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.4

4.2

8.4

9.6

107

9

1.2
10.00 to <100.00 Caa1 to C CCC to C CCC to C

15.1

15.5

0.9

1.1

44

4

3.5
Subtotal

0.9

0.5

241.4

242.5

483

101

0.2

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)
UBS Group excluding certain legacy Credit Suisse components
1
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors

(in thousands)
Defaulted obligors

in the year

of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Retail: qualifying revolving retail exposure as of 31.12.24
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.0

0.0

460.7

458.9

167

1

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

208.1

212.1

213

0

0.2
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

94.3

96.1

239

3

0.3
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

70.4

69.9

307

9

0.4
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.4

1.3

140.8

139.8

1,087

66

1.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.2

4.2

84.1

83.6

2,399

87

3.4
10.00 to <100.00 Caa1 to C CCC to C CCC to C

19.3

19.5

16.3

14.4

4,798

815

25.5
Subtotal

1.6

3.7

1,074.7

1,074.8

9,210

981

0.7
Retail: qualifying revolving retail exposure as of 31.12.23
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.0

0.0

457.1

460.7

138

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

201.6

208.1

175

0

0.2
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

95.6

94.3

228

6

0.3
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

70.2

70.4

270

8

0.4
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.4

1.3

143.7

140.8

1,072

71

1.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.6

4.1

81.7

84.1

2,377

96

3.4
10.00 to <100.00 Caa1 to C CCC to C CCC to C

19.3

19.4

14.7

16.3

4,377

1,195

25.0
Subtotal

1.4

0.9

1,064.6

1,074.7

8,637

1,376

0.7

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)
UBS Group excluding certain legacy Credit Suisse components
1
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors

(in thousands)
Defaulted obligors

in the year

of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Retail: other retail as of 31.12.24
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.0

0.0

462.2

460.4

16

1

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

10.3

11.2

3

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.3

0.4

12.8

14.6

8

0

0.0
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

14.4

14.2

4

0

0.0
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.1

1.1

35.6

41.9

13

3

0.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.2

3.3

4.8

9.3

23

2

0.1
10.00 to <100.00 Caa1 to C CCC to C CCC to C

19.6

20.6

1.0

0.9

22

0

0.6
Subtotal

0.2

0.3

541.1

552.6

89

6

0.0
Retail: other retail as of 31.12.23
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.0

0.0

476.9

462.2

34

3

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

11.4

10.3

2

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

14.4

12.8

6

0

0.0
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

18.8

14.4

10

0

0.0
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.1

1.1

34.4

35.6

18

1

0.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.5

3.6

3.2

4.8

14

0

0.1
10.00 to <100.00 Caa1 to C CCC to C CCC to C

19.9

20.7

1.0

1.0

24

3

0.5
Subtotal

0.2

0.2

560.2

541.1

108

7

0.0

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)
Legacy Credit Suisse components
2
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors

(in thousands)
Defaulted obligors

in the year

of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Central governments and central banks as of 31.12.23
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.0

0.0
<0.1 <0.1

0

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2
<0.1

0.0

0

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4
<0.1 <0.1

0

0

0.0
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6
<0.1 <0.1

0

0

0.0
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.8

1.5
<0.1 <0.1

0

0

0.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.3

5.2
<0.1 <0.1

0

0

1.0
10.00 to <100.00 Caa1 to C CCC to C CCC to C

28.2

23.1
<0.1 <0.1

1

0

14.0
Subtotal

0.5

4.4

0.1

0.1

1

0

0.6
Banks and securities dealers as of 31.12.23
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

1.5

1.3

5

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

0.1

0.1

0

0

0.1
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

0.1

0.1

0

0

0.2
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6
<0.1 <0.1

0

0

0.2
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.7

1.5

0.1

0.1

0

0

0.1
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

5.5

4.6

0.2

0.1

0

0

0.5
10.00 to <100.00 Caa1 to C CCC to C CCC to C

21.6

24.3
<0.1 <0.1

0

0

2.1
Subtotal

0.3

0.6

1.9

1.6

5

0

0.2
Public-sector entities, multi-lateral development banks as of 31.12.23
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.0

0.1
<0.1 <0.1

0

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2
<0.1 <0.1

0

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4
<0.1 <0.1

0

0

0.0
0.50 to <0.75 Ba1 BB+ BB+

0.7

0.7
<0.1 <0.1

0

0

0.1
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

0.0
<0.1

0

0

0.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

5.2

5.2
<0.1 <0.1

0

0

0.0
10.00 to <100.00 Caa1 to C CCC to C CCC to C

19.3

19.3
<0.1

0.0

0

0

0.0
Subtotal

2.1

0.6

0.1

0.1

0

0

0.0

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)
Legacy Credit Suisse components
2
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors

(in thousands)
Defaulted obligors

in the year

of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Corporates: specialized lending as of 31.12.23
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

0.8

0.9

0

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

0.7

0.4

0

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

0.5

0.9

1

0

0.0
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

0.3

0.4

1

0

0.2
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.3

1.3

0.6

0.7

4

0

0.4
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

3.9

3.9

0.1

0.1

1

0

4.3
10.00 to <100.00 Caa1 to C CCC to C CCC to C

0.0
<0.1

0

0

19.1
Subtotal

0.8

0.5

2.8

3.3

7

0

0.4
Corporates: other lending as of 31.12.23
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

2.8

4.1

0

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

1.3

1.8

0

0

0.1
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

1.5

2.1

2

0

0.1
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.7

0.8

1.4

2

0

0.2
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.5

1.4

1.7

2.2

17

1

0.8
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

6.0

5.6

1.7

1.6

55

0

2.1
10.00 to <100.00 Caa1 to C CCC to C CCC to C

17.6

18.3

0.1

0.1

17

0

14.0
Subtotal

3.8

1.5

9.8

13.3

93

1

0.7
Retail: residential mortgages as of 31.12.23
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.1

0.1

44.2

45.1

5

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

37.7

33.7

18

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.3

0.3

48.2

43.8

40

0

0.1
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.6

5.2

3.5

9

0

0.1
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.4

1.3

5.0

3.7

36

2

0.3
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

4.4

4.4

0.6

0.5

25

1

3.9
10.00 to <100.00 Caa1 to C CCC to C CCC to C

18.2

17.0
<0.1 <0.1

4

0

18.4
Subtotal

0.6

0.3

140.8

130.3

137

3

0.2

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

CR9: IRB – Backtesting of probability of default (PD) per portfolio (continued)
Legacy Credit Suisse components
2
PD range
External rating
equivalent
Moody’s
External rating
equivalent
S&P
External rating
equivalent
Fitch
Weighted
average PD
in %
Arithmetic
average PD
by obligors
in %
Number of obligors

(in thousands)
Defaulted obligors

in the year

of which: new
defaulted obligors
in the year
Average historical
annual default rate
in %
End of the
previous year
End of the
year
Retail: qualifying revolving retail exposure as of 31.12.23
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.0

5.1

0

0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.0

118.2

0

0
0.25 to <0.50 Baa3 BBB– BBB–

0.0

195.7

0

0
0.50 to <0.75 Ba1 BB+ BB+

0.0

107.7

0

0
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.3

1.3

563.3

164.2

5,885

634

1.0
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

0.0

50.0

0

0

1.1
10.00 to <100.00 Caa1 to C CCC to C CCC to C

0.0

7.7

0

0
Subtotal

1.3

1.3

563.3

648.6

5,885

634

1.0
Retail: other retail as of 31.12.23
0.00 to <0.15 Aaa to A3 AAA to A– AAA to AA–

0.0

0.0

47.8

41.4

15

0

0.0
0.15 to <0.25 Baa1 to Baa2 BBB+ to BBB BBB+ to BBB

0.2

0.2

3.9

20.4

0

0

0.0
0.25 to <0.50 Baa3 BBB– BBB–

0.4

0.4

3.4

18.0

3

0

0.1
0.50 to <0.75 Ba1 BB+ BB+

0.6

0.7

1.4

25.5

6

0

0.2
0.75 to <2.50 Ba2 to Ba3 BB to BB– BB to BB–

1.6

1.7

95.3

52.9

1,103

106

1.1
2.50 to <10.00 B1 to B3 B+ to B– B+ to B–

5.1

5.5

86.2

34.4

2,913

382

3.7
10.00 to <100.00 Caa1 to C CCC to C CCC to C

17.2

15.7

0.3

15.9

0

0

0.1
Subtotal

0.9

2.7

238.3

208.4

4,040

488

2.2
1 The estimated PDs are forward-looking

average PDs at the beginning of the

twelve-month period, which started at the end of December

2023 (2022). Averages of historical default rates

cover a period starting at the earliest in

2008 and ending at the end of 2024 (2023).

Numbers in brackets relate to views labeled
“as of 31.12.23”. The procedure

for determining the number "of which:

new defaulted obligors in the year"

was enhanced in 2024 for

the views labelled "as of 31.12.24".

The comparative period has

not been restated.

2 The estimated PDs

are forward-looking average PDs at

the beginning of the twelve-month
period, which started at the end of December 2022. Averages of historical default rates cover a period starting at the earliest in 2001 and ending at the end of

2023. The number “of which: new defaulted obligors in the year” is not available for all portfolios. This mainly affects the asset class “Retail: qualifying revolving retail exposure”. For some sub-portfolios prudential asset class information is not captured in the underlying risk data, requiring approximations.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

Specialized lending
Semi-annual |

The table below

provides information

about specialized

lending exposures,

subject to the

supervisory slotting
approach.

CR10: Specialized lending
USD m, except where indicated
On-balance sheet
amount
Off-balance sheet
amount
Risk weight
in % Exposure amount
1
RWA EL
31.12.24
Other than high-volatility commercial real estate
Regulatory categories and remaining maturity
Strong Less than 2.5 years

116

0

50

116

61

0
Equal to or more than 2.5 years

581

66

70

614

456

2
Good Less than 2.5 years

643

66

70

673

499

3
Equal to or more than 2.5 years

608

269

90

743

709

6
Satisfactory

17

0

115
2

17

20

0
Weak

0

0

250

0

0

0
Default

0

0

0

0

0
Total

1,965

402

2,162

1,745

12
High-volatility commercial real estate
Regulatory categories and remaining maturity
Default
Total
30.6.24
Other than high-volatility commercial real estate
Regulatory categories and remaining maturity
Strong Less than 2.5 years

204

11

50

270

143
Equal to or more than 2.5 years

132

70

183

136

1
Good Less than 2.5 years

1,150

91

70

1,199

890

5
Equal to or more than 2.5 years

283

81

90

332

317

3
Satisfactory

77

3

115
2

79

96

2
Weak

20

250

11

30

1
Default

51

51

26
Total

1,897

207

2,125

1,611

37
High-volatility commercial real estate
Regulatory categories and remaining maturity
Default

1

2
Total

1

2
31.12.23
Other than high-volatility commercial real estate
Regulatory categories and remaining maturity
Strong Less than 2.5 years

292

139

50

368

195
Equal to or more than 2.5 years

152

248

70

288

214

1
Good Less than 2.5 years

1,703

190

70

1,807

1,341

7
Equal to or more than 2.5 years

349

104

90

396

378

3
Satisfactory

405

34

115
2

423

516

12
Weak

139

62

250

173

459

14
Default

32

32

16
Total

3,073

776

3,488

3,103

53
High-volatility commercial real estate
Regulatory categories and remaining maturity
Default
Total
1 Exposure amounts in connection with income-producing real estate.

2 For a portion of the exposure, a risk weight of 120% is applied.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Credit risk

Equity exposures
Semi-annual

|
The

table

below

provides

information

about

our

equity

exposures

under

the

simple

risk-weight

method.
Compared

with

30 June

2024,

RWA

from

equity

positions

under

the

simple

risk-weight

approach

decreased

by
USD 0.2bn to USD 5.5bn.
CR10: IRB (equities under the simple risk-weight method)
USD m, except where indicated
On-balance sheet
amount
Off-balance sheet
amount
Risk weight
in %
1
Exposure amount
2
RWA
1
31.12.24
Exchange-traded equity exposures

33

300

31

98
Other equity exposures

1,300

400

1,285

5,446
Total

1,333

1,316

5,544
30.6.24
Exchange-traded equity exposures

37

300

37

118
Other equity exposures

1,337

400

1,337

5,667
Total

1,374

1,374

5,785
31.12.23
Exchange-traded equity exposures

33

300

33

105
Other equity exposures

1,262

400

1,262

5,350
Total

1,295

1,295

5,454
1 RWA are calculated post-application of

the A-IRB multiplier of 6%, therefore the

respective risk weight is higher than

300% and 400%.

2 The exposure amount for

equities in the banking book is based

on the
net position.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Counterparty credit risk

Counterparty credit risk
Introduction
Semi-annual I
This

section

provides

information

about

the

exposures

subject

to

the

Basel III

counterparty

credit

risk

(CCR)
framework.

CCR arises

from

over-the-counter

derivatives

and

exchange-traded

derivatives

(ETDs),

securities

financing
transactions (SFTs), and long settlement transactions. We determine the regulatory credit exposure on the majority of our
derivatives portfolio by applying the

internal model method (the IMM). For

the rest of the

derivatives portfolio we apply
the standardized

approach for

counterparty credit

risk (SA-CCR).

For the

majority of

SFTs

we determine

the regulatory
credit

exposure

using the

value-at-risk

(VaR)

approach.

For the

rest

of the

SFTs

portfolio we

apply the

comprehensive
approach for credit risk mitigation (CRM).
▲
Counterparty credit risk management
Annual |
The table below presents an overview

of Pillar 3 disclosures that

are provided separately in the

UBS Group Annual
Report 2024, available under “Annual reporting” at
ubs.com/investors
.
CCRA: Counterparty credit risk management
Pillar 3 disclosure requirement UBS Group Annual Report 2024 section
Disclosure

UBS Group Annual
Report 2024 page
number
Risk management objectives and
policies related to counterparty
credit risk
Risk management and control – Traded products
– Credit hedging
– Mitigation of settlement risk
104–105
107
107
Consolidated financial statements – Note 1a item 2j Hedge accounting
– Note 11 Derivative instruments
281
305–307
The method used to assign the
operating limits defined in terms of
internal capacity for counterparty
credit exposures and for CCP
exposures
Risk management and control – Risk governance
– Portfolio and position limits
– Credit risk –

Overview of measurement, monitoring and
management techniques
– Credit hedging
– Credit risk models
90–92
97–98
100
107
107–110
Policies relating to guarantees and
other risk mitigants, and
counterparty risk assessment
Risk management and control – Credit risk mitigation 106–107
Consolidated financial statements – Note 11 Derivative instruments
– Note 22 Offsetting financial assets and financial liabilities
305–307
347–348
Policies with respect to wrong-way
risk exposures
Risk management and control – Exposure at default 108
The effect on the firm of a credit
rating downgrade (i.e. the amount
of collateral the firm would be
required to provide) and the
disclosure on rating actions
Capital, liquidity and funding, and
balance sheet
– Credit ratings 149
▲

31 December 2024 Pillar 3 Report |
UBS Group | Counterparty credit risk

Counterparty credit risk exposure
Semi-annual I
The CCR1 table

below presents

the methods

used to calculate

CCR exposure.

Compared with

30 June 2024,
derivative exposures subject to the

SA-CCR and the IMM increased by USD

4.3bn and USD 8.6bn,

respectively, primarily
due to higher levels of client activity in Global Wealth Management and the Investment Bank. Exposure at default (EAD)
post-CRM on SFTs under the VaR approach increased by USD 10.9bn, mainly reflecting growth in trades driven by higher
levels

of

client

activity.

The

increases

were

partly

offset

by

a

decrease

of

USD 5.5bn

in

exposures

related

to

the
comprehensive approach for CRM for SFTs, mainly in the

Investment Bank.
CCR1: Analysis of counterparty credit risk (CCR) exposure by approach

USD m, except where indicated
Replacement cost
Potential future
exposure EEPE
Alpha used for
computing
regulatory EAD
EAD
post-CRM RWA
31.12.24
1 SA-CCR (for derivatives)

8,912

9,615

1.4

25,937

7,887
2 Internal model method (for derivatives)

34,602

1.6
1

55,360

16,111
3 Simple approach for credit risk mitigation (for SFTs)
4 Comprehensive approach for credit risk mitigation (for SFTs)

8,355

2,837
5 VaR (for SFTs)

48,198

7,946
6 Total

137,849

34,780
30.6.24
1 SA-CCR (for derivatives)

6,232

9,191

1.4

21,593

8,522
2 Internal model method (for derivatives)

29,211

1.6
1

46,733

16,054
3 Simple approach for credit risk mitigation (for SFTs)
4 Comprehensive approach for credit risk mitigation (for SFTs)

13,819

3,497
5 VaR (for SFTs)

37,328

9,582
6 Total

119,474

37,655
31.12.23
1 SA-CCR (for derivatives)

6,441

7,475

1.4

19,482

8,525
2 Internal model method (for derivatives)

30,579

1.6
1

48,891

16,460
3 Simple approach for credit risk mitigation (for SFTs)
4 Comprehensive approach for credit risk mitigation (for SFTs)

14,148

3,355
5 VaR (for SFTs)

42,916

10,884
6 Total

125,437

39,224
1 A conservative treatment for the purpose of calculating exposure profiles is applied to material trades with wrong-way risk features, along with alpha factor of 1.0.
▲
Semi-annual |
The

CCR2

table

below

presents

the

credit

valuation

adjustment

(CVA)

capital

charge

with

a

breakdown

by
standardized and

advanced approaches.

In addition

to the

default risk

capital requirements

for CCR on

derivatives, we
add a

CVA

capital charge

to cover

the risk

of mark-to-market

losses associated

with the

deterioration of

counterparty
credit quality.

The advanced

CVA VaR

approach has

been used

to calculate

the CVA

capital charge

for the

majority of
derivatives. Where this is not feasible, the standardized

CVA approach

has been used.
Compared with 30 June 2024,

CVA risk-weighted assets (RWA)

increased by USD 1.4bn to

USD 8.7bn, primarily due to
higher

derivative

exposures,

and

methodology

changes,

including

a

regulatory

add-on

for

derivatives,

as

well

as

an
alignment related to

the supervisory

delta, following

the migration of

exposures from

legacy Credit Suisse

platforms to
UBS platforms.
CCR2: Credit valuation adjustment (CVA) capital charge
31.12.24 30.6.24 31.12.23
USD m EAD post-CRM RWA EAD post-CRM RWA EAD post-CRM RWA
Total portfolios subject to the advanced CVA capital charge

54,958

2,693

46,495

2,000

49,216

4,904
1 (i) VaR component (including the 3× multiplier)

325

307

630
2 (ii) Stressed VaR component (including the 3× multiplier)

2,368

1,693

4,274
3 All portfolios subject to the standardized CVA capital charge

25,110

6,042

19,832

5,357

17,700

3,904
4 Total subject to the CVA capital charge

80,068

8,735

66,327

7,356

66,916

8,808
▲
Semi-annual |
We

have

discontinued

the

disclosure

of

the

“CCR3:

Standardized

approach

–

CCR

exposures

by

regulatory
portfolio and risk weights” table, starting with the 31 December 2022 Pillar 3 Report, on the grounds of materiality. The majority of our CCR exposures are subject to advanced internal ratings-based (A-IRB) risk weights or disclosed separately when

related

to central

counterparties

(CCPs). Our

CCR

exposures

subject

to

standardized

risk weights

amounted

to
USD 3.7bn.
▲
›
Refer to the “CCR4: IRB – CCR exposures by portfolio

and PD scale” and the “CCR8: Exposures to

central counterparties” tables in
this section for more information about CCR exposures subject to A-IRB risk weights and CCPs,

respectively

31 December 2024 Pillar 3 Report |
UBS Group | Counterparty credit risk

Semi-annual

|
The

CCR4

table

below

provides

a

breakdown

of

the

key

parameters

used

for

the

calculation

of

capital
requirements

under

the

A-IRB

approach

across

Swiss

Financial

Market

Supervisory

Authority

(FINMA)-defined

asset
classes. EAD in this section represents exposure at default

post credit risk mitigation.
Compared with 30 June 2024, EAD increased by USD 23.1bn to USD 134.2bn across the various asset classes, and RWA decreased by USD 2.6bn to USD 31.8bn.

In the

Central

governments

and central

banks asset

class,

EAD

increased

by

USD 14.0bn

to USD

21.9bn,

mainly

as a
result of increased activity in SFTs in Group Treasury.

RWA decreased by USD 0.1bn to USD 0.4bn.
In

the

Banks

and

securities

dealers

asset

class,

EAD

decreased

by

USD 0.5bn

to

USD 25.5bn,

and

RWA

decreased

by
USD 0.1bn to

USD 7.1bn, primarily

driven by

lower SFT

exposures in

Group Treasury,

and lower

derivative exposures

in
Non-core and Legacy, driven by our actions to actively unwind the portfolio,

in addition to the natural roll-off.

In the Public-sector entities and multi-lateral development banks asset class,

EAD decreased by USD 0.1bn to USD 0.8bn.
RWA remained unchanged at USD 0.1bn.
In the Corporates asset class, EAD increased by USD

4.6bn to USD 70.0bn, primarily in the Investment

Bank, mainly due
to exposure

increases

in foreign

exchange

derivatives,

partly

offset

by

exposure

decreases

in

SFTs.

RWA

decreased

by
USD 3.1bn to USD 22.1bn,

primarily due to model updates,

as well as due to the aforementioned exposure movements.

In the Retail:

other retail asset

class, EAD increased

by USD 5.0bn to

USD 16.1bn, and RWA

increased by USD 0.7bn

to
USD 2.1bn, mainly due to an increase in derivative exposures in Global Wealth Management.

›
Refer to the “CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk

(VaR)” table in
this section for more information about RWA, including details of movements in CCR RWA
CCR4: IRB – CCR exposures by portfolio and PD scale
USD m, except where indicated EAD post-CRM
Average PD
in %
Number of obligors
(in thousands) 1
Average LGD
in % 2
Average maturity
in years 2 RWA
RWA density
in %
Central governments and central banks as of 31.12.24
0.00 to <0.15

21,513

0.0

0.1

40.4

1.6

270

1.3
0.15 to <0.25

252

0.2
< 0.1

69.4

0.3

81

32.0
0.25 to <0.50

93

0.3
< 0.1

89.4

0.9

79

85.7
0.50 to <0.75
0.75 to <2.50

2

1.6
< 0.1

57.3

1.0

2

120.1
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal

21,859

0.0

0.2

40.9

1.6

433

2.0
Central governments and central banks as of 30.6.24
0.00 to <0.15

7,441

0.0

0.1

40.4

0.6

365

4.9
0.15 to <0.25

240

0.2
< 0.1

52.5

0.6

67

27.8
0.25 to <0.50

164

0.3
< 0.1

85.0

0.7

131

79.9
0.50 to <0.75

1

0.7
< 0.1

60.0

2.5

1

113.1
0.75 to <2.50

0

1.0
< 0.1

44.2

0.0

0

63.3
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal

7,846

0.0

0.2

41.7

0.6

564

7.2
Central governments and central banks as of 31.12.23
0.00 to <0.15

12,373

0.0

0.1

47.3

0.5

514

4.2
0.15 to <0.25

207

0.2
< 0.1

54.1

0.6

58

27.8
0.25 to <0.50

210

0.4
< 0.1

75.4

1.0

157

74.9
0.50 to <0.75

1

0.7
< 0.1

60.0

2.5

1

113.1
0.75 to <2.50

3

1.6
< 0.1

55.0

1.0

3

115.2
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal

12,793

0.0

0.2

47.9

0.5

733

5.7

31 December 2024 Pillar 3 Report |
UBS Group | Counterparty credit risk

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD m, except where indicated EAD post-CRM
Average PD
in %
Number of obligors
(in thousands) 1
Average LGD
in % 2
Average maturity
in years 2 RWA
RWA density
in %
Banks and securities dealers as of 31.12.24
0.00 to <0.15

19,657

0.1

0.4

51.7

0.8

3,984

20.3
0.15 to <0.25

3,340

0.2

0.2

48.3

1.0

1,290

38.6
0.25 to <0.50

1,375

0.4

0.1

54.1

0.5

643

46.7
0.50 to <0.75

285

0.6
< 0.1

53.6

0.7

206

72.1
0.75 to <2.50

625

1.2

0.1

59.8

0.7

773

123.6
2.50 to <10.00

177

2.9
< 0.1

34.6

0.9

188

106.2
10.00 to <100.00
100.00 (default)
Subtotal

25,461

0.2

0.9

51.5

0.8

7,084

27.8
Banks and securities dealers as of 30.6.24
0.00 to <0.15

20,444

0.1

0.5

51.7

0.9

4,223

20.7
0.15 to <0.25

2,925

0.2

0.2

48.1

1.1

1,192

40.8
0.25 to <0.50

1,376

0.4

0.1

52.4

0.5

590

42.9
0.50 to <0.75

288

0.7
< 0.1

54.3

0.8

220

76.4
0.75 to <2.50

741

1.3

0.1

52.9

0.7

820

110.7
2.50 to <10.00

155

3.1
< 0.1

23.1

1.0

129

83.2
10.00 to <100.00

0

13.0
< 0.1

50.0

0.0

0

250.5
100.00 (default)
Subtotal

25,928

0.2

1.0

51.2

0.9

7,175

27.7
Banks and securities dealers as of 31.12.23
0.00 to <0.15

25,342

0.1

0.5

52.5

0.8

5,036

19.9
0.15 to <0.25

2,874

0.2

0.2

49.4

0.8

1,160

40.4
0.25 to <0.50

1,640

0.4

0.1

53.7

1.2

1,067

65.1
0.50 to <0.75

330

0.7
< 0.1

52.8

1.3

287

86.9
0.75 to <2.50

897

1.4

0.1

52.3

0.7

988

110.1
2.50 to <10.00

156

3.1
< 0.1

21.8

1.1

131

84.1
10.00 to <100.00

0

13.0
< 0.1

50.0

0.0

0

250.5
100.00 (default)
Subtotal

31,239

0.1

1.1

52.0

0.8

8,670

27.8
Public-sector entities and multi-lateral development banks as of 31.12.24
0.00 to <0.15

759

0.0
< 0.1

39.0

2.5

54

7.2
0.15 to <0.25

39

0.2
< 0.1

40.6

1.1

11

26.9
0.25 to <0.50

1

0.4
< 0.1

93.2

1.3

1

100.2
0.50 to <0.75
0.75 to <2.50

0

1.2
< 0.1

5.0

1.0

0

9.3
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal

799

0.0
< 0.1

39.1

2.4

66

8.2
Public-sector entities and multi-lateral development banks as of 30.6.24
0.00 to <0.15

805

0.0
< 0.1

41.6

2.4

64

7.9
0.15 to <0.25

46

0.2
< 0.1

32.6

1.1

10

21.9
0.25 to <0.50

1

0.4
< 0.1

92.6

1.3

1

100.0
0.50 to <0.75
0.75 to <2.50

0

1.2
< 0.1

5.0

1.0

0

9.3
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal

852

0.0
< 0.1

41.1

2.4

75

8.8
Public-sector entities and multi-lateral development banks as of 31.12.23
0.00 to <0.15

930

0.0
< 0.1

51.2

2.2

113

12.1
0.15 to <0.25

109

0.2
< 0.1

40.9

1.2

24

21.5
0.25 to <0.50

2

0.4
< 0.1

97.2

1.3

2

84.6
0.50 to <0.75
0.75 to <2.50

0

1.0
< 0.1

27.6

1.0

0

47.4
2.50 to <10.00
10.00 to <100.00
100.00 (default)
Subtotal

1,042

0.0
< 0.1

50.2

2.1

138

13.3

31 December 2024 Pillar 3 Report |
UBS Group | Counterparty credit risk

CCR4: IRB – CCR exposures by portfolio and PD scale (continued)
USD m, except where indicated EAD post-CRM
Average PD
in %
Number of obligors
(in thousands)
1
Average LGD
in %
2
Average maturity
in years
2
RWA
RWA density
in %
Corporates as of 31.12.24
3
0.00 to <0.15

47,024

0.0

10.8

35.7

0.7

4,598

9.8
0.15 to <0.25

10,366

0.2

3.8

46.3

0.7

3,365

32.5
0.25 to <0.50

3,606

0.4

0.7

87.5

0.7

3,636

100.8
0.50 to <0.75

2,661

0.6

0.6

83.5

0.7

3,506

131.8
0.75 to <2.50

3,161

1.2

1.5

62.5

0.8

4,290

135.7
2.50 to <10.00

3,160

3.8

0.3

20.2

1.2

2,698

85.4
10.00 to <100.00

0

12.6
< 0.1

49.6

1.0

0

177.7
100.00 (default)

12

100.0
< 0.1

12

106.0
Subtotal

69,989

0.3

17.7

42.2

0.7

22,107

31.6
Corporates as of 30.6.24
3
0.00 to <0.15

40,352

0.0

12.0

35.2

0.6

3,924

9.7
0.15 to <0.25

7,948

0.2

2.6

45.7

0.6

2,602

32.7
0.25 to <0.50

4,152

0.4

0.7

74.8

0.7

4,449

107.2
0.50 to <0.75

4,137

0.6

0.8

72.0

0.5

6,679

161.4
0.75 to <2.50

5,167

1.2

1.4

30.6

0.5

4,619

89.4
2.50 to <10.00

3,554

4.1

0.3

18.1

0.8

2,864

80.6
10.00 to <100.00

0

16.6
< 0.1

59.1

1.0

0

268.0
100.00 (default)

36

100.0
< 0.1

38

106.0
Subtotal

65,347

0.5

17.8

40.0

0.6

25,175

38.5
Corporates as of 31.12.23 3
0.00 to <0.15

41,868

0.0

12.6

34.8

0.6

4,086

9.8
0.15 to <0.25

6,415

0.2

2.5

49.5

0.7

2,355

36.7
0.25 to <0.50

4,500

0.4

0.8

72.0

0.8

4,537

100.8
0.50 to <0.75

4,875

0.6

0.9

72.2

0.5

7,744

158.8
0.75 to <2.50

3,629

1.3

1.4

46.2

0.6

4,422

121.9
2.50 to <10.00

2,827

4.7

0.4

19.7

0.8

2,515

89.0
10.00 to <100.00

1

18.8
< 0.1

23.1

1.0

1

128.5
100.00 (default)

38

100.0
< 0.1

40

106.0
Subtotal

64,152

0.5

18.5

41.7

0.6

25,699

40.1
Retail: other retail as of 31.12.24
0.00 to <0.15

11,653

0.0

17.1

34.0

618

5.3
0.15 to <0.25

871

0.2

0.8

29.1

115

13.2
0.25 to <0.50

977

0.3

0.9

31.8

217

22.3
0.50 to <0.75

426

0.6

0.6

27.0

120

28.1
0.75 to <2.50

1,752

1.1

1.4

35.5

785

44.8
2.50 to <10.00

389

3.5

0.2

34.7

219

56.4
10.00 to <100.00

1

19.1
< 0.1

36.2

1

98.4
100.00 (default)

1

100.0
< 0.1

1

106.0
Subtotal

16,070

0.3

21.1

33.6

2,076

12.9
Retail: other retail as of 30.6.24
0.00 to <0.15

8,556

0.0

17.6

36.7

476

5.6
0.15 to <0.25

477

0.2

0.5

29.0

67

14.0
0.25 to <0.50

461

0.3

0.6

27.7

95

20.7
0.50 to <0.75

373

0.6

0.3

29.1

115

30.8
0.75 to <2.50

960

1.1

1.2

34.3

432

45.0
2.50 to <10.00

253

4.2

0.2

36.8

158

62.3
10.00 to <100.00

2

19.7
< 0.1

44.5

3

127.4
100.00 (default)

0

100.0
< 0.1

0

106.0
Subtotal

11,082

0.3

20.5

35.5

1,346

12.1
Retail: other retail as of 31.12.23
0.00 to <0.15

6,338

0.0

16.4

40.6

349

5.5
0.15 to <0.25

237

0.2

0.5

33.2

34

14.4
0.25 to <0.50

349

0.4

0.5

27.8

68

19.5
0.50 to <0.75

331

0.6

0.3

26.8

92

27.9
0.75 to <2.50

657

1.1

1.2

35.7

295

44.9
2.50 to <10.00

175

3.3

0.2

28.8

82

46.7
10.00 to <100.00

9

20.3
< 0.1

53.3

14

154.8
100.00 (default)

1

100.0
< 0.1

1

106.0
Subtotal

8,096

0.3

19.1

38.6

934

11.5
Total 31.12.24

134,178

0.2

39.9

42.7

0.9

31,765

23.7
Total 30.6.24

111,054

0.4

39.6

42.3

0.7

34,334

30.9
Total 31.12.23

117,322

0.3

39.0

45.0

0.7

36,174

30.8
1 Numbers of obligors represent an aggregation of the client relationships in the

UBS Group excluding certain legacy Credit Suisse components along with the client relationships in legacy Credit Suisse components.
RWA calculations are based on the applicable rules and models approved by FINMA for the respective legal entities.

2 Defaulted exposures disclosed in the table are excluded from average loss given default (LGD)
and average maturity information as not relevant for risk weighting.

Furthermore, Retail asset classes are excluded from the

average maturity, as they are not subject

to maturity treatment.

3 Includes exposures to
managed funds.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Counterparty credit risk

Semi-annual |
The CCR5 table

below presents

a breakdown

of collateral

posted or received

relating to

CCR exposures

from
derivative transactions and SFTs

.
Compared with

30 June 2024,

the fair

value of

collateral received

for SFTs

increased by

USD 39.4bn to

USD 725.7bn,
and the

fair

value

of collateral

posted

for

SFTs

increased

by

USD 27.9bn

to

USD 563.0bn.

The

increases

were

mainly
related

to sovereign

debt

securities,

primarily

driven

by

a

balance

sheet

increase

in

Group

Treasury,

as

well

as

equity
securities, due to

an increase

in client activity

and an increase

in market-driven movements,

primarily in the

Investment
Bank.
The

fair

value

of

collateral

received

for

derivatives

decreased

by

USD 11.8bn

to

USD 107.8bn,

and

the

fair

value

of
collateral

posted

for

derivatives

decreased

by

USD 2.0bn

to

USD 83.7bn,

primarily

from

decreases

in

Non-core

and
Legacy,

due to our actions to actively unwind the portfolio, in addition to the natural roll-off.
CCR5: Composition of collateral for CCR exposure
1
Collateral used in derivative transactions Collateral used in SFTs
Fair value of collateral received Fair value of posted collateral
Fair value of
collateral received
Fair value of
posted collateral
USD m
Segregated Unsegregated Total Segregated Unsegregated Total
31.12.24
Cash – domestic currency

1,928

27,154

29,082

3,841

17,164

21,005

31,226

89,952
Cash – other currencies

31

22,380

22,411

5,384

17,349

22,733

15,301

75,200
Sovereign debt

12,221

15,110

27,330

8,263

12,845

21,107

299,610

152,117
Other debt securities

3,357

5,319

8,675

677

2,467

3,144

69,582

53,170
Equity securities

8,781

6,645

15,425

2,873

12,671

15,544

275,770

179,922
Other collateral
2

790

4,098

4,888

144

48

191

34,241

12,641
Total

27,106

80,705

107,811

21,182

62,544

83,725

725,730

563,002
30.6.24
Cash – domestic currency

1,227

26,913

28,140

2,974

17,849

20,823

33,396

87,925
Cash – other currencies

31

21,161

21,192

5,829

17,016

22,844

17,460

70,084
Sovereign debt

12,296

15,093

27,389

9,226

15,432

24,658

279,109

139,419
Other debt securities

4,125

12,383

16,508

1,388

3,034

4,421

67,734

50,435
Equity securities

8,061

12,386

20,447

2,021

10,973

12,994

259,564

176,798
Other collateral
2

782

5,166

5,948

1

27

28

29,083

10,396
Total

26,522

93,102

119,623

21,439

64,330

85,769

686,346

535,058
31.12.23
Cash – domestic currency

1,610

30,376

31,987

1,512

20,019

21,531

33,309

85,716
Cash – other currencies

0

25,300

25,300

2,707

25,564

28,270

19,032

72,818
Sovereign debt

14,285

14,837

29,122

16,185

13,898

30,083

307,453

160,086
Other debt securities

2,801

13,554

16,354

1,281

2,412

3,692

75,580

53,096
Equity securities

6,237

11,457

17,695

2,961

9,797

12,758

239,839

182,784
Other collateral
2

948

5,047

5,995

0

132

132

25,622

10,119
Total

25,882

100,572

126,454

24,646

71,821

96,467

700,835

564,619
1 This

table includes collateral

received and posted

with and without

the right of

rehypothecation but excludes

securities placed

with central

banks related to

undrawn credit

lines and for

payment, clearing and
settlement purposes for which there were no associated liabilities or contingent liabilities.

2 Includes fund investments, asset-backed securities and mortgage

-backed securities.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Counterparty credit risk

Semi-annual |
The CCR6 table below presents an overview of credit

risk protection bought or sold through

credit derivatives.

Compared with

30 June 2024,

notionals for

credit derivatives

decreased by

USD 24.4bn to

USD 90.7bn for

protection
bought and by USD 22.2bn to USD 66.1bn for protection sold, primarily driven by index credit default swaps and single-
name credit

default

swaps, mainly

from decreases

in Non-core

and Legacy,

due to

our actions

to actively

unwind the
portfolio, in addition to the natural roll-off.
CCR6: Credit derivatives exposures
31.12.24 30.6.24 31.12.23
USD m
Protection
bought
Protection

sold
Protection
bought
Protection

sold
Protection
bought
Protection

sold
Notionals
1
Single-name credit default swaps

35,796

43,758

44,140

46,922

60,366

57,615
Index credit default swaps

49,917

22,178

67,625

40,316

86,207

74,168
Total return swaps

909

117

1,088

983

2,609

1,053
Credit options

4,105

0

2,275

0

1,573

0
Total notionals

90,728

66,052

115,128

88,220

150,756

132,836
Fair values
Positive fair value (asset)

1,135

2,001

1,454

1,577

2,038

1,931
Negative fair value (liability)

3,279

415

2,529

1,298

3,251

1,488
1 Includes notional amounts for client-cleared transactions.
▲
Counterparty credit risk risk-weighted assets
Quarterly |
The CCR7 table below presents a flow

statement explaining changes in CCR RWA determined under the IMM for
derivatives and the VaR approach

for SFTs.
CCR RWA

on derivatives

under the

IMM remained

stable at

USD 16.4bn during

the fourth

quarter of

2024. Asset

size
movements contributed

to an

RWA increase

of USD 2.4bn,

primarily due

to higher

exposures in

the Investment

Bank.
Methodology and policy changes resulted in an increase of USD 0.8bn, due to a regulatory add-on for derivatives. These increases were

largely offset

by a

decrease

of USD 1.6bn

due to

asset quality

movements,

primarily

resulting from

an
improvement in

average risk density

in the

Investment Bank. Model

updates resulted

in a

decrease of

USD 0.8bn, primarily
related to the phase-out of certain multipliers following improvements to models.

Foreign exchange movements resulted
in an RWA decrease of USD 0.8bn.
CCR RWA

on SFTs

under the

VaR approach

decreased by

USD 1.0bn to

USD 8.1bn during

the fourth

quarter of

2024.
Model updates

resulted in

a decrease

of USD 1.1bn,

primarily related

to the

phase-out of

certain multipliers

following
improvements

to

models.

Asset

quality

movements

contributed

to

a

USD 0.6bn

decrease

in

RWA,

primarily

due

to

a
decrease

in risk

density

in

Group

Treasury.

Foreign

exchange

movements

resulted

in an

RWA

decrease

of USD

0.3bn.
These decreases

were partly

offset by

an increase

of USD

1.0bn due

to asset

size movements,

primarily due

to higher
exposures in Group Treasury.
›
Refer to “Definitions of credit risk and counterparty credit risk

RWA movement table components for CR8 and CCR7” in

the
“Credit risk” section of this report for definitions of CCR RWA movement table components

CCR7: RWA flow statements of CCR exposures under internal model method (IMM) and value-at-risk (VaR)

For the quarter ended 31.12.24 For the quarter ended 30.9.24 For the quarter ended 30.6.24 For the quarter ended 31.3.24
USD m Derivatives SFTs Total Derivatives SFTs Total Derivatives SFTs Total Derivatives SFTs Total
Subject to
IMM
Subject
to VaR
Subject to
IMM
Subject
to VaR
Subject to
IMM
Subject
to VaR
Subject to
IMM
Subject
to VaR
1
RWA as of the beginning of the
quarter

16,397

9,091

25,488

16,482

9,712

26,194

15,968

9,708

25,676

17,273

10,996

28,270
2 Asset size

2,352

987

3,339

(1,534)

1,246

(288)

(717)

(879)

(1,596)

(3,180)

192

(2,988)
3 Credit quality of counterparties

(1,560)

(573)

(2,133)

2,142

(1,159)

983

1,541

994

2,535

2,157

(1,456)

701
4 Model updates

(778)

(1,133)

(1,911)

(1,186)

(883)

(2,069)

(250)

(81)

(331)

69

86

155
5
Methodology and policy

830

830
6 Acquisitions and disposals
7 Foreign exchange movements

(843)

(266)

(1,109)

493

176

669

(60)

(30)

(90)

(352)

(110)

(462)
8 Other
9 RWA as of the end of the
quarter

16,397

8,107

24,504

16,397

9,091

25,488

16,482

9,712

26,194

15,968

9,708

25,676
▲

31 December 2024 Pillar 3 Report |
UBS Group | Counterparty credit risk

Semi-annual |
The CCR8 table below presents a breakdown

of exposures to CCPs and related

RWA. Compared with

30 June
2024, exposures to

qualifying central counterparties

decreased by USD

8.6bn to USD 55.9bn.

This was primarily

due to
a

reduction

in Non-core

and Legacy,

mainly driven

by our

actions to

actively

unwind

the

portfolio,

in addition

to the
natural roll-off, as well as decreases

in the Investment Bank, mainly related to ETD exposures

.
CCR8: Exposures to central counterparties
31.12.24 30.6.24 31.12.23
USD m EAD (post-CRM) RWA EAD (post-CRM) RWA EAD (post-CRM) RWA
1 Exposures to QCCPs (total)
1

55,868

1,959

64,498

2,263

92,813

2,960
2
Exposures for trades at QCCPs (excluding initial margin and

default fund
contributions); of which

28,585

481

35,650

611

56,241

1,016
3 (i) OTC derivatives

4,623

88

3,784

68

6,104

117
4 (ii) Exchange-traded derivatives

15,744

229

24,876

403

43,803

773
5 (iii) Securities financing transactions

8,217

164

6,990

140

6,335

127
6 (iv) Netting sets where cross-product netting has been approved
7 Segregated initial margin
8 Non-segregated initial margin
2

24,132

95

25,506

131

32,831

189
9 Pre-funded default fund contributions

3,152

1,382

3,342

1,521

3,741

1,754
10 Unfunded default fund contributions
11 Exposures to non-QCCPs (total)

370

444

244

320

479

678
12
Exposures for trades at non-QCCPs (excluding initial margin and default fund
contributions); of which

336

336

214

214

436

436
13 (i) OTC derivatives
14 (ii) Exchange-traded derivatives

282

282

204

204

433

433
15 (iii) Securities financing transactions

53

53

10

10

2

2
16 (iv) Netting sets where cross-product netting has been approved
17 Segregated initial margin
18 Non-segregated initial margin
2

7

7

7

7

9

9
19 Pre-funded default fund contributions

23

49

19

48

20

49
20 Unfunded default fund contributions 3

4

52

4

51

15

184
1 Qualifying central counterparties (QCCPs) are

entities that are licensed by

regulators to operate as CCPs and

meet the requirements outlined in

FINMA Circular 2017/7 “Credit risks –

banks”.

2 Exposures associated
with initial margin, where the exposures are measured

under the IMM or the VaR

approach, have been included within the exposures for trades

(refer to line 2 for QCCPs and line 12

for non-QCCPs). The exposures
for non-segregated initial margin (refer

to line 8 for QCCPs

and line 18 for non-QCCPs),

i.e. not bankruptcy-remote in accordance with FINMA

Circular 2017/7, reflect the replacement

costs under the SA-CCR multiplied
by an alpha factor of

1.4. The RWA

reflect the exposure multiplied

by the applied risk weight

of derivatives. Under

the SA-CCR, collateral

posted to a segregated,

bankruptcy-remote account does not

increase the
value of replacement costs.

3 Excludes unfunded default fund contributions that are not subject to RWA calculations in line with current regulatory guidanc

e.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Comparison of A-IRB approach

and standardized approach for credit risk

61
Comparison of A-IRB approach and standardized
approach for credit risk
Background
Annual |
In accordance

with current

prudential regulations,

the Swiss

Financial Market

Supervisory Authority

(FINMA) has
approved

our

use

of

the

internal

model

approach

(also

referred

to

as

the

advanced

internal

ratings-based

(A-IRB)
approach) for

calculating the

required capital

for the

majority of

our credit

risk and

counterparty credit

risk exposures,
with the standardized approach used for only

a relatively small proportion of credit

exposures.
This

section

provides

an

overview

of

the

differences

between

the

approved

internal

models

and

the

standardized
approach.

The

principal

differences

between

the

internal

models

and

the

standardized

approach

are

based

on

the
standardized approach rules

applicable until 31 December

2024, without

consideration of the

amendments to the

Capital
Adequacy

Ordinance

(the

CAO)

that

incorporate

the

final

Basel III

standards

into

Swiss

law,

including

the

five

new
ordinances that contain the implementing provisions for the

revised CAO, which entered into force on 1 January 2025.

We believe the A-IRB approach adequately captures economic risks and is paramount for the appropriate representation
of the capital requirements

related to risk-taking

activities. Within a

strong risk control framework,

in combination with
robust stress-testing practices, strict

risk limits, as

well as leverage and

liquidity requirements, the

internal model approach
promotes a proactive risk culture, setting the right incentives to prudently manage risks.

Key methodological differences between internal model

approach and standardized approach
Methodological differences

primarily arise

due to

the measurement

of exposure

at default

(EAD) and

the risk

weights
applied. In both

cases, the treatment

of credit

risk mitigation (CRM),

such as collateral,

can have a

significant effect.

In
line with

the Basel Committee on

Banking Supervision (the

BCBS) objectives, the

internal model

approach aims to balance
the maintaining of

prudent levels of

capital while encouraging, where

appropriate, the use of

advanced risk management
techniques.
EAD measurement
The model-based approaches to derive estimates

of EAD for derivatives

and securities financing transactions (SFTs) reflect
the

detailed

characteristics

of individual

transactions.

They

model

the

range

of

possible

exposure

outcomes

across

all
transactions within the same legally enforceable netting set at various future time points. The modeling assesses the net amount that may

be owed to

UBS or that

UBS may owe

to others, taking

into account the

effect of

correlated market
moves over

the potential

time it

may take

to close

out a

position. The

calculation considers

current

market conditions
and is therefore sensitive to deteriorations

in the market environment.

In contrast, EAD

for derivatives

under the regulatory

-prescribed standardized

approach for

counterparty credit

risk (SA-
CCR) rules is based

on market values at the

balance sheet date plus conservative add-ons

to account for potential market
movements

for

derivatives.

For SFTs,

EAD

under

the

standardized

approach

is based

on the

market

values at

balance
sheet

date

less

eligible

financial

collateral,

subject

to

regulatory-prescribed

haircuts
.
The

standardized

approach

gives
limited recognition

to netting

benefits and

portfolio effects

and is

generally less

risk-sensitive than

the internal

model-
based approaches.
Off-balance sheet items

are converted into

credit exposure

equivalents by use

of credit conversion

factors (CCFs).

CCFs
can be modeled or based on standardized approaches;

modeled CCFs can be more tailored and differentiated

.
Risk weights
Under the

internal model

approach,

the maturity

of a

transaction, internal

estimates of

the probability

of default

(PD)
and the loss given default (LGD) are used

as inputs to the risk-weight formula for calculating risk-weighted assets (RWA).
Under the

standardized

approach,

risk weights

are

less

granular and

are

driven by

ratings

provided

by external

credit
assessment institutions (ECAIs).

The following chart shows standardized approach risk weights and model-based (A-IRB) risk weights for loans of varying maturity. The graphs are plotted

for an AA-rated corporate senior

unsecured loan with an LGD of

45% (consistent with
Foundation-IRB, F-IRB). The

graphs show that standardized

approach risk weights are

not sensitive to maturity,

whereas
A-IRB risk

weights are

sensitive to

maturity. In

particular, under

A-IRB, lower

maturity loans

receive lower

risk weights,
reflecting an increased likelihood of repayment for loans

with a shorter maturity.

31 December 2024 Pillar 3 Report |
UBS Group | Comparison of A-IRB approach

and standardized approach for credit risk

62
The following table provides a summary of the key conceptual differences between the internal model approach and the
standardized approach.
Key differences between the standardized approach and the internal model approach
Standardized approach Internal model approach Key impact
EAD for derivatives SA-CCR is calculated as the replacement costs plus regulatory add-ons that take into account potential
future market moves at predetermined fixed rates.
Internal models method (IMM) allows Monte Carlo
simulation to estimate exposure.
For large diversified derivatives portfolios,
standardized EAD is higher than modeled EAD.
Differentiates add-ons by five exposure types and
three maturity buckets only.
Application of multiplier on IMM exposure estimate.
Limited ability to net. Variability in holding period applied to collateralized transactions, reflecting liquidity risks.
EAD for SFTs

The comprehensive approach considers the adjusted
exposure after applicable supervisory haircuts on
both the exposure and the collateral received to
take account of possible future fluctuations in the
value of either the exposure or the collateral.
The Repo value-at-risk (VaR) approach is a model
based on Monte Carlo simulation and historical
calibration to estimate exposure, computed as
quantile exposure.
For large, diversified SFT portfolios, standardized
EAD is higher than modeled EAD.
CCF Credit exposure equivalents are determined by
applying CCF to off-balance sheet items. The CCFs
vary based on product type, maturity and the
underlying contractual agreements.
A CCF is applied to model expected future
drawdowns over the 12-month period, irrespective
of the actual maturity of a particular transaction.
The CCF includes downturn adjustments and is the
result of analysis of internal data and expert
opinion.
Modeled CCFs can be more tailored and
differentiated.
Risk weighting Reliance on ECAIs: where no rating is available, generally a 100% risk weight is applied (e.g. for
most small and medium-sized enterprises and
funds).
Reliance on internal ratings where each
counterparty / transaction receives a rating.
Model approach produces lower RWA for high-
quality short-term transactions.
Less granular risk weight differentiation with 4 key
weights: 20%, 50%, 100%, 150% (and 0% for
AAA sovereigns; 35%, 75% or 100% for
mortgages; 75% or 100% for retail).
Granular risk-sensitive risk weights differentiation
via individual PDs and LGDs.
Standardized approach produces lower RWA for
non-investment grade and long-term transactions.
No differentiation for transaction features. LGD captures transaction quality features incl.
collateralization.
Impact relevant across all asset classes.
Application of a 1.06 scaling factor.
Risk mitigation Limited recognition of risk mitigation. Risk mitigation recognized via risk sensitive LGD or
EAD.
Standardized approach RWA higher than model
approach RWA for most collaterals.
Restricted list of eligible collateral. Wider variety of collateral types eligible. Impact particularly relevant for Lombard lending and SFTs.
Conservative and crude regulatory haircuts with
limited risk-sensitivity.
Repo VaR allows use of VaR models to estimate
exposure and collateral for SFTs. Approach permits
full diversification and netting across all collateral
types.
Maturity in risk weight No differentiation for maturity of transactions, except for interbank exposures.
Regulatory RWA function considers maturity: the
longer the maturity, the higher the risk weight (see
chart “Risk weight by maturity”).
Model approach produces lower RWA for high-
quality short-term transactions.

31 December 2024 Pillar 3 Report |
UBS Group | Comparison of A-IRB approach

and standardized approach for credit risk

63
Comparison of the internal model approach EAD and

leverage ratio denominator by asset class
The following table

shows the internal

model-based EAD, along with

the average risk weight,

compared with an estimate
of

the

exposure

measure

used

in

the

leverage

ratio

calculation.

The

leverage

ratio

denominator

(the

LRD)

estimates
exclude exposures subject to market risk, non-counterparty

-related risk and standardized approach

credit risk to provide
a like-for-like

comparison with

the internal

model-based EAD.

As expected,

the LRD

estimates exceed

internal model-
based EAD for banks and corporates. The main methodological difference is that LRD estimates do not consider physical
or

financial

collateral,

guarantees

or

other

CRM

techniques

to

reduce

the

credit

risk.

LRD

estimates

also

do

not

fully
reflect netting and portfolio diversification.
Comparison of A-IRB approach EAD and leverage ratio denominator by asset class
31.12.24 A-IRB, credit and counterparty credit risk LRD
in USD bn, except where indicated Net EAD Average RW % RWA
Central governments and central banks

281

2

5

332
Multi-lateral development banks

5

2

0

5
Public-sector entities

4

22

1

4
Banks and securities dealers

39

36

14

147
Corporates

227

47

107

336
Retail

547

16

88

461
of which: Residential mortgages

282

21

59

281
of which: Lombard lending

243

9

22

167
Total

1,103

20

216

1,285
›
Refer to the “Introduction and basis for preparation” section of this report for information about FINMA-defined

asset classes
Comparison of the internal model approach, standardized

approach and LRD by asset class

The key differences

between the internal model approach, standardized

approach and LRD per asset

class are discussed
below. For the A-IRB risk

weight curve, an exemplary

LGD value of

45% and an

effective maturity of 2.5

years are applied
in the graphs,

as these are generic BCBS F-IRB parameters

.
Central governments and central banks, Public-sector entities, and

Multi-lateral development banks
The regulatory net EAD for central governments and central

banks, public-sector entities, and multi-lateral development banks as

of 31 December

2024 was

USD 290bn under

the A-IRB

approach.

Since the

vast majority

of our

exposure

is
driven by

exposures

to banking

products,

the

LRD

is

broadly

in

line

with the

A-IRB

net

EAD, and

we

would expect

a
similar amount under the standardized approach

.

The following graph shows

the risk weights

assigned to counterparties

under the A-IRB

approach and the

standardized
approach. The graph shows

that counterparties in the AAA

to A– range (based on

external ratings) would attract

lower
risk weights (0%

and 20%)

under the

standardized approach

than under

the A-IRB

approach. This

is applicable

to the
majority of the Group’s exposures.

Furthermore,

the

Group’s

exposure

weighted-average

maturity

of

its

central

governments

portfolio

under

the

A-IRB
approach is

lower than

the F-IRB

value of

2.5 years

applied in

the graph,

resulting in

a lower

actual model-based

risk
weight curve.

In addition,

the

mapping of

the external

rating ranges

(S&P) to

the internal

PD ranges

as shown

in the
graph is consistent with the Group’s PD masterscale.
Banks and securities dealers

The “Comparison

of A-IRB

approach EAD

and leverage

ratio denominator

by asset

class” table

above shows

that the
EAD for

banks and

securities dealers

under the

internal model

approach as

of 31 December

2024 was

USD 39bn. The
exposures calculated under the leverage ratio are significantly higher than the EAD computed using internal models. This
is because CRM, netting and

portfolio diversification are not reflected in the

leverage ratio exposure calculation.

The EAD
for banks and securities dealers calculated under the standardized approach is significantly higher than the model-based exposures,

primarily driven by the EAD on derivatives and SFTs.

This is because the standardized approach does not

fully
recognize the benefits of netting, portfolio diversification and collateral.

31 December 2024 Pillar 3 Report |
UBS Group | Comparison of A-IRB approach

and standardized approach for credit risk

64
In addition to

the effects of

the exposure calculation

,

credit risk RWA

under the standardized

approach are

higher,

due
to the higher applicable

risk weights. The exposure

weighted-average risk

weight under the

internal model approach

is
36%.

The

following

graph

shows

the

risk

weights

assigned

to

counterparties

under

the

A-IRB

approach

and

the
standardized approach. The

graph shows that

counterparties in the

AAA to

BBB+ range (based

on external ratings)

attract
higher risk

weights (20%

and 50%)

under the

standardized approach

than under

the A-IRB

approach. Approximately
three-quarters of

the Group’s exposures

fall in this

range (based

on internal

ratings),

leading to

higher RWA

under the
standardized approach for these counterparties.
Corporates

The “Comparison

of A-IRB

approach EAD

and leverage

ratio denominator

by asset

class” table

above shows

that the
EAD for

corporates computed under

the internal

model approach as

of 31 December 2024

was USD 227bn. The

exposure
calculated under the leverage ratio is

higher than the EAD computed using

internal models. This is because CRM,

netting
and portfolio diversification are not reflected

in the leverage ratio exposure calculation.

The EAD

for corporates under

the standardized approach

is significantly higher

than the model-based

exposures, primarily
due to

derivatives and

SFTs. For

these products,

exposures calculated under

the standardized approach

are higher,

because
the standardized approach does not fully recognize the benefits of netting, portfolio diversification and collateral.

In addition to the effects of the exposure calculation, credit risk RWA under the standardized approach are higher due to
the

higher

applicable

risk

weights.

The

exposure

weighted-average

risk

weight

under

the

internal

model

approach

is
47%.

The

following

graph

shows

the

risk

weights

assigned

to

counterparties

under

the

A-IRB

approach

and

the
standardized approach.

For counterparties in

the AAA

to BB+ range

(based on external

ratings), higher risk

weights (20%,
50% and 100%) are assigned under the standardized approach than under the A-IRB approach. For the corporate asset
class,

approximately

three-quarters

of

the

Group’s

exposures

are

in

this

range

(based

on

internal

ratings),

leading

to
higher RWA under the standardized approach.

Retail
The

retail

portfolio

consists

of

residential

mortgage

loans,

Lombard

lending

and

other

retail

exposures,

and

further
analysis of the

key portfolios

is provided

below.

The EAD

of the retail

asset class under

the internal model

approach as
of 31 December 2024

was USD 547bn, which

is comparable with

the EAD calculated

under the

LRD and the

standardized
approach. This is

because the majority

of retail exposure

is on-balance sheet

exposure. The exposure

weighted-average
risk weight for

the retail asset class

is 16% using

the internal model

approach. This is lower

than the risk

weights assigned
to counterparties under the standardized approach. The maturity of the loan has no impact on the modeled risk weights in the retail asset class.

31 December 2024 Pillar 3 Report |
UBS Group | Comparison of A-IRB approach

and standardized approach for credit risk

65
Residential mortgages
Under the

standardized

approach, fixed
risk weights

are applied

to residential

mortgage exposures,

depending on

the
loan-to-value (LTV

), i.e. a risk

weight
of 100% for LTV

> 80%, a risk

weight of 75%

for 80% > LTV

>
67%, and a risk
weight of

35% for

LTV

< 67%.

The internal

model-based
approach

considers borrowers’

ability
to service

debt more
accurately,

including

mortgage

affordability
and

calibration

based

on

historic

data.

The

Group’s
residential

mortgage
portfolio is

focused

on the

Swiss market

and
the Group

has robust

review

processes

concerning borrowers’

ability

to
repay.

This results in the Group’s

residential mortgage portfolio
having a low average LTV

and results in an average

risk
weight of 21% under the A-IRB approach.
Lombard
For

Lombard

lending,

the

average

risk

weight

using

internal

models

is

9%.

The

risk

weight

under

the

standardized
approach would be higher for these exposures

primarily due to the differences

in the treatment of collateral.
Conclusion
Credit risk

RWA

computed

under the

internal model

approach

provides

a more

risk-sensitive

picture

of the

credit

risk
capital requirements and is

more reflective of the

economic risk of the Group. The

use of models produces a strong

link
between capital requirements and business drivers and promotes a proactive risk culture and strong capital requirements awareness

within

the

firm.

A

rigorous

monitoring

and

control

framework

also

ensures

compliance

with

internal

and
regulatory standards.

Outlook
With the

incorporation of the final

Basel III standards

into Swiss law

on 1 January 2025,

the Group’s future Pillar 3 reports
will reflect new quarterly,

semi-annual and annual disclosure requirements, starting from the first quarter of 2025. These requirements involve

the quarterly

“CMS1: Comparison of

modeled and standardized

RWA at

risk level” table

and the
semi-annual “CMS2: Comparison of modeled and

standardized RWA for credit

risk at the asset class level” table.

These
new disclosures,

focusing on a comparison between modeled and standardized

RWA,

will replace this section.
▲
Securitizations
SECA: Qualitative disclosure requirements related to

securitization exposures

Introduction
Annual |
This section provides

details of traditional

and synthetic

securitization exposures

in the banking

and trading book
based on the Basel III securitization framework.
In a traditional securitization a pool of loans (or other debt instruments)

is typically transferred to structured entities that
have been established

to own

the pool and

to issue

tranched securities

to third-party

investors referencing

this pool

of
loans. In a synthetic securitization legal ownership of securitized pools of assets is typically retained, but associated credit
risk is

transferred

to structured

entities,

typically

through

guarantees,

credit derivatives

or credit-linked

notes.

In

both
traditional and synthetic securitizations risk is dependent on the seniority of the retained interest and the

performance of
the underlying asset pool.

Objectives, roles and involvement

Securitization in the banking book

UBS is active in various roles in relation to securitization activity,

including originator,

investor and sponsor,

mainly via its
Investment Bank

and Personal

& Corporate

Banking business

divisions and,

to a

lesser extent,

in Non-core

and Legacy,
where we continue to exit our remaining exposures. Securitization exposures in the banking book are aimed at reducing or limiting

risk and

commensurately

releasing

capital in

accordance

with the

Basel rules

by securitizing

the underlying
assets.

Structures

originated

by

UBS

typically

provide

protection

against

loss

related

to

specific

credit

exposures

(e.g.
loans, loan commitments

or debt instruments)

by creating

synthetic securitization tranches

on the underlying

reference
portfolio. Such transactions usually consist of first loss protection provided by a third party

and typically a senior tranche
retained by UBS. Structures

may additionally entail a

mezzanine tranche. First loss

and mezzanine tranches may

be fully
funded or partially

funded. Significant risk

transfers through

synthetic securitization

are subject

to separate specific

risk
limits under the

authority of the Board

of Directors for the

overall Group, with sub

limits under the

authority of the Group
Chief Risk

Officer for Personal

& Corporate Banking

and the Investment

Bank. Synthetic securitization

exposure originated
by UBS

in the

banking book

was USD 18.9bn

at the

end of

the fourth

quarter of

2024, with

the majority

of the

risk-
weighted assets impact reflected in the Investment Bank.
As originator, we create or purchase financial assets (e.g. commercial mortgages or corporate loans), and then securitize
them in a traditional or synthetic transaction that achieves significant risk transfer to third-party investors. As an investor, we

have

both

securitization

and

re-securitization

transactions

in

the

banking

book

referencing

different

types

of
underlying assets, predominantly real estate loans (commercial and residential).

31 December 2024 Pillar 3 Report |
UBS Group | Securitizations

Securitization in the trading book

Securitizations

held

in

the

trading

book

are

part

of

trading

activities,

including

market-making

and

client

facilitation.
These holdings may

also result

from the

retention of

certain securitization

positions held as

an investor,

including from
securitizations we

may have

originated or

sponsored. In

the trading

book, securitization

and re-securitization

positions
are measured at fair value, reflecting

market prices where available, or based on our

internal pricing models.

Type of structured entities and affiliated entities involved in securitization transactions

For securitization transactions

,

the type of

structured entities including

special purpose vehicles

employed is selected

as
appropriate

based

on

the

type

of

transaction

undertaken.

Examples

include

limited

liability

companies,

common

law
trusts and depositor entities.
›
Refer to “Note 28 Interests in subsidiaries and other entities”

in the “Consolidated financial statements” section of

the UBS Group
Annual Report 2024, available under ”Annual reporting”

at
ubs.com/investors , for more information about interests in structured entities
Managing and monitoring of the credit and market risk of securitization positions
The banking book securitization portfolio is subject to risk monitoring, which may include interest rate and credit spread sensitivity analysis, as well as inclusion in firm-wide stress-testing metrics.
Trading book securitization positions are subject to

multiple risk limits, such as

management value-at-risk (VaR) and stress
limits, as

well as market

value limits. However,

regulatory VaR excludes

credit spread risks

from the securitization

portfolio,
which are treated instead under the securitization approach

for regulatory purposes.
›
Refer to the “Risk management and control” section of the

UBS Group Annual Report 2024, available under ”Annual

reporting” at
ubs.com/investors
, for more information about management and monitoring

of credit and market risk
Accounting policies
Refer to

“Consolidation” in

“Note

1 Summary

of material

accounting policies”

in the

“Consolidated financial

statements”
section of the UBS

Group Annual Report 2024, available under

”Annual reporting” at
ubs.com/investors , for information
about accounting policies that relate to

securitization activities.
Regulatory capital treatment of securitization structures
For

banking

book

securitizations,

the

regulatory

capital

requirements

are

calculated

using

the

following

hierarchy

of
approaches: the securitization internal ratings-based approach, the securitization external ratings-based approach or the
securitization standardized

approach. Otherwise,

a 1,250% risk

weight is applied

as a fallback.

External ratings used in
regulatory

capital calculations

for securitization

risk exposures

in the

banking book

are

obtained from

Fitch, Moody’s,
S&P or DBRS.
For trading book

securitizations, the

regulatory capital

requirements are

calculated using a

ratings-based approach,

the
supervisory formula approach or the weighted-average

risk-weight approach.
▲
Securitization exposures in the banking and trading book

s
Semi-annual |
The SEC1

and SEC2

tables show

the balance

sheet carrying

values of

securitization exposures

in the

banking
and trading

books as

of 31 December

2024 and

30 June

2024, respectively.

For synthetic

securitizations the

amounts
disclosed reflect the net exposure at default on retained positions. For traditional on-and off-balance sheet securitization we reflect

the carrying

value post

credit-risk mitigation

and post

credit conversion

factors. The

securitization activity

is
further broken down

by role (originator,

sponsor or investor)

and by securitization

type (traditional or

synthetic). The SEC3
and SEC4 tables

provide the regulatory

capital requirements

associated with the

banking book

securitization exposures
differentiated by our role in the securitization.
Development of securitization exposures in the second half

of 2024
Compared

with 30 June

2024, securitization

exposures

in the

banking book

decreased

by USD 5.8bn

to USD

31.4bn,
mainly driven by the exiting from hedging structures

under synthetic positions.
Compared with 30 June 2024, securitization exposures

in the trading book were broadly stable.

31 December 2024 Pillar 3 Report |
UBS Group | Securitizations

SEC1: Securitization exposures in the banking book
Bank acts as originator Bank acts as sponsor Bank acts as investor Total
USD m Traditional Synthetic Subtotal Traditional Synthetic Subtotal Traditional Synthetic Subtotal
31.12.24
Asset classes
1 Retail (total)

186

127

313

6

6

4,081

4,081

4,400
2 of which: residential mortgage

83

83

6

6

3,408

3,408

3,497
3 of which: credit card receivables
4 of which: other retail exposures
1

186

45

230

673

673

903
5 Wholesale (total)

159

18,797

18,956

353

353

7,702

7,702

27,011
6 of which: loans to corporates or SME

13,288

13,288

93

93

13,381
7 of which: commercial mortgage

5,509

5,509

5,509
8 of which: lease and receivables
9 of which: other wholesale

159

159

352

352

7,609

7,609

8,120
10 Re-securitization

3

3

3
11
Total securitization / re-securitization
(including retail and wholesale)

344

18,924

19,268

359

359

11,786

11,786

31,414
30.6.24
Asset classes
1 Retail (total)

185

801

986

1,296

1,296

2,282
2 of which: residential mortgage

543

543

450

450

993
3 of which: credit card receivables

67

67

67
4 of which: other retail exposures
1

185

258

443

779

779

1,222
5 Wholesale (total)

150

27,369

27,519

326

326

7,070

7,070

34,915
6 of which: loans to corporates or SME

16,756

16,756

682

682

17,438
7 of which: commercial mortgage

10,549

10,549

573

573

11,123
8 of which: lease and receivables

828

828

828
9 of which: other wholesale

150

64

214

326

326

4,986

4,986

5,526
10 Re-securitization

12

12

3

3

15
11 Total securitization / re-securitization
(including retail and wholesale)

347

28,170

28,517

326

326

8,369

8,369

37,212
31.12.23
Asset classes
1 Retail (total)

306

549

855

29

29

7,558

7,558

8,442
2 of which: residential mortgage

501

501

1,887

1,887

2,388
3 of which: credit card receivables

29

29

808

808

837
4 of which: other retail exposures
1

306

48

354

4,863

4,863

5,217
5 Wholesale (total)

667

37,215

37,882

361

361

9,837

9,837

48,080
6 of which: loans to corporates or SME

25,492

25,492

1,736

1,736

27,228
7 of which: commercial mortgage

11,565

11,565

1,056

1,056

12,621
8 of which: lease and receivables

2,921

2,921

2,921
9 of which: other wholesale

667

158

825

361

361

4,124

4,124

5,310
10 Re-securitization

11

11

146

146

157
11
Total securitization / re-securitization
(including retail and wholesale)

984

37,764

38,748

390

390

17,541

17,541

56,679
1 Includes unsecured consumer loans, solar leases and automobile loans.

31 December 2024 Pillar 3 Report |
UBS Group | Securitizations

SEC2: Securitization exposures in the trading book

Bank acts as originator Bank acts as sponsor Bank acts as investor Total
USD m Traditional Synthetic Subtotal Traditional Synthetic Subtotal Traditional Synthetic Subtotal
31.12.24
Asset classes
1 Retail (total)

32

32

32
2 of which: residential mortgage

29

29

29
4 of which: other retail exposures

3

3

3
5 Wholesale (total)

4

4

4

4

8
6 of which: loans to corporates or SME
7 of which: commercial mortgage

4

4

4
9 of which: other wholesale

4

4

4
10 Re-securitization

8

8

3

3

11
11
Total securitization / re-securitization
(including retail and wholesale)

12

12

39

39

51
30.6.24
Asset classes
1 Retail (total)

47

13

60

60
2 of which: residential mortgage

44

13

57

57
4 of which: other retail exposures

3

3

3
5 Wholesale (total)

14

14

21

36

57

71
6 of which: loans to corporates or SME
7 of which: commercial mortgage

14

14

17

36

53

67
9 of which: other wholesale

3

4

4
10 Re-securitization

7

8

15

15
11
Total securitization / re-securitization
(including retail and wholesale)

14

14

75

57

132

146
31.12.23
Asset classes
1 Retail (total)

6

6

27

16

43

50
2 of which: residential mortgage

6

6

23

16

39

46
4 of which: other retail exposures

4

4

4
5 Wholesale (total)

27

4

31

54

85

139

170
6 of which: loans to corporates or SME

1

0

1

1
7 of which: commercial mortgage

27

27

53

85

138

165
9 of which: other wholesale

4

4

4
10 Re-securitization

9

9

6

6

16
11
Total securitization / re-securitization
(including retail and wholesale)

27

13

41

6

6

88

101

188

235

31 December 2024 Pillar 3 Report |
UBS Group | Securitizations

SEC3: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor
USD m
Total
exposure
values Exposure values (by RW bands) Exposure values (by regulatory approach)
Total
RWA RWA (by regulatory approach)
Total capital
charge after
cap Capital charge after cap
31.12.24 ≤20% RW
>20% to
50% RW
>50% to
100% RW
>100% to
<1,250%
RW 1,250% RW
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
Asset classes
1 Total exposures

19,593

18,992

249

165

161

25

19,065

364

144

20

4,661

3,547

687

174

253

367

284

52

12

20
2 Traditional securitization

669

285

40

165

154

25

141

364

144

20

1,188

73

687

174

253

90

6

52

12

20
3 of which: securitization

669

285

40

165

154

25

141

364

144

20

1,188

73

687

174

253

90

6

52

12

20
4 of which: retail underlying

191

88

23

5

49

25

27

144

20

477

51

174

252

33

12

20
5 of which: wholesale

478

197

17

160

105

141

337

710

73

637

57

6

51
6 of which: re-securitization
7 of which: senior
8 of which: non-senior
9 Synthetic securitization

18,924

18,708

209

7

18,924

3,474

3,474

277

278
10 of which: securitization

18,924

18,708

209

7

18,924

3,474

3,474

277

278
11 of which: retail underlying

127

127

0

127

23

23

2

2
12 of which: wholesale

18,797

18,580

209

7

18,797

3,450

3,450

276

276
13 of which: re-securitization
14 of which: senior
15 of which: non-senior
30.6.24
Asset classes
1 Total exposures

29,394

28,737

394

37

196

30

28,870

360

134

30

6,400

5,203

691

129

377

503

416

50

7

30
2 Traditional securitization

673

279

176

37

152

30

150

360

134

30

1,264

67

691

129

377

92

5

50

7

30
3 of which: securitization

661

279

176

26

151

30

150

360

122

30

1,248

67

691

113

377

91

5

50

5

30
4 of which: retail underlying

185

75

28

3

48

30

33

122

30

567

77

113

377

37

1

5

30
5 of which: wholesale

476

203

147

23

103

150

326

681

67

615

55

5

49
6 of which: re-securitization

12

11

1

12

16

16

1

1
7 of which: senior

9

9

9

9

9

1

1
8 of which: non-senior

3

2

1

3

6

6

1

1
9 Synthetic securitization

28,720

28,458

218

44

28,720

5,136

5,136

411

411
10 of which: securitization

28,720

28,458

218

44

28,720

5,136

5,136

411

411
11 of which: retail underlying

801

799

1

801

146

146

12

12
12 of which: wholesale

27,920

27,659

218

42

27,920

4,990

4,990

399

399
13 of which: re-securitization
14 of which: senior
15 of which: non-senior

31 December 2024 Pillar 3 Report |
UBS Group | Securitizations

SEC3: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as originator or as sponsor (continued)
USD m
Total
exposure
values Exposure values (by RW bands) Exposure values (by regulatory approach)
Total
RWA RWA (by regulatory approach)
Total capital
charge after
cap Capital charge after cap
31.12.23 ≤20% RW
>20% to
50% RW
>50% to
100% RW
>100% to
<1,250%
RW 1,250% RW
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
Asset classes
1 Total exposures

39,138

37,849

775

247

219

49

38,464

411

214

49

8,565

6,980

806

151

628

667

558

52

8

49
2 Traditional securitization

1,374

378

698

88

161

49

700

411

214

49

1,822

237

806

151

628

128

19

52

8

49
3 of which: securitization

1,363

378

698

78

160

49

700

411

203

49

1,807

237

806

136

628

126

19

52

6

49
4 of which: retail underlying

335

141

66

45

33

49

83

203

49

954

190

136

628

58

3

6

49
5 of which: wholesale

1,028

237

632

33

127

700

328

853

237

616

0

68

19

49
6 of which: re-securitization

11

10

1

11

15

15

2

2
7 of which: senior

8

8

8

8

8

1

1
8 of which: non-senior

3

2

1

3

7

7

1

1
9 Synthetic securitization

37,764

37,471

77

159

58

37,764

6,743

6,743

539

539
10 of which: securitization

37,764

37,471

77

159

58

37,764

6,743

6,743

539

539
11 of which: retail underlying

549

548

1

549

103

103

8

8
12 of which: wholesale

37,215

36,923

77

159

57

37,215

6,640

6,640

531

531
13 of which: re-securitization
14 of which: senior
15 of which: non-senior

31 December 2024 Pillar 3 Report |
UBS Group | Securitizations

SEC4: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor

USD m
Total
exposure
values Exposure values (by RW bands) Exposure values (by regulatory approach)
Total
RWA RWA (by regulatory approach)
Total capital
charge after
cap Capital charge after cap
31.12.24 ≤20% RW
>20% to
50% RW
>50% to
100% RW
>100% to
<1,250%
RW 1,250% RW
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
Asset classes
1 Total exposures

11,919

9,330

2,176

265

120

29

1,039

10,851

28

2,846

331

2,164

350

227

27

172

29
2 Traditional securitization

11,919

9,330

2,176

265

120

29

1,039

10,851

28

2,846

331

2,164

350

227

27

172

29
3 of which: securitization

11,916

9,330

2,176

265

120

26

1,039

10,851

25

2,812

331

2,164

316

225

27

172

26
4 of which: retail underlying

4,196

2,682

1,503

1

10

45

4,151

818

26

792

0

66

2

64
5 of which: wholesale

7,720

6,647

674

264

110

26

995

6,700

25

1,995

306

1,372

316

159

24

109

26
6 of which: re-securitization

3

3

3

34

34

3

3
7 of which: senior

3

3

3

34

34

3

3
8 of which: non-senior
9 Synthetic securitization
10 of which: securitization
11 of which: retail underlying
12 of which: wholesale
13 of which: re-securitization
14 of which: senior
15 of which: non-senior
30.6.24
Asset classes
1 Total exposures

8,499

6,440

1,504

183

354

18

1,052

7,429

18

3,729

333

3,175

221

183

27

138

18
2 Traditional securitization

8,499

6,440

1,504

183

354

18

1,052

7,429

18

3,729

333

3,175

221

183

27

138

18
3 of which: securitization

8,496

6,440

1,504

183

354

15

1,052

7,429

15

3,690

333

3,175

182

179

27

138

15
4 of which: retail underlying

1,397

414

949

25

8

43

1,353

428

24

404

1

26

2

24
5 of which: wholesale

7,099

6,027

555

158

345

14

1,008

6,076

14

3,262

309

2,772

181

153

25

114

14
6 of which: re-securitization

3

3

3

40

40

3

3
7 of which: senior

3

3

3

40

40

3

3
8 of which: non-senior
9 Synthetic securitization
10 of which: securitization
11 of which: retail underlying
12 of which: wholesale
13 of which: re-securitization
14 of which: senior
15 of which: non-senior

31 December 2024 Pillar 3 Report |
UBS Group | Securitizations

SEC4: Securitization exposures in the banking book and associated regulatory capital requirements – bank acting as investor (continued)
USD m
Total
exposure
values Exposure values (by RW bands) Exposure values (by regulatory approach)
Total
RWA RWA (by regulatory approach)
Total capital
charge after
cap Capital charge after cap
31.12.23 ≤20% RW
>20% to
50% RW
>50% to
100% RW
>100% to
<1,250%
RW 1,250% RW
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
SEC-
IRBA
SEC-
ERBA SEC-SA 1,250%
Asset classes
1 Total exposures

17,541

13,571

2,610

840

498

21

126

725

16,669

21

5,994

19

275

5,438

263

359

2

21

314

21
2 Traditional securitization

17,541

13,571

2,610

840

498

21

126

725

16,669

21

5,994

19

275

5,438

263

359

2

21

314

21
3 of which: securitization

17,395

13,571

2,610

698

498

17

126

725

16,527

17

5,803

19

275

5,296

214

344

2

21

303

17
4 of which: retail underlying

7,557

5,483

1,734

269

71

82

7,475

1,808

52

1,756

133

4

129
5 of which: wholesale

9,838

8,088

876

429

427

17

126

643

9,052

17

3,995

19

223

3,540

213

211

2

17

174

17
6 of which: re-securitization

146

142

4

142

4

191

142

49

15

11

4
7 of which: senior

146

142

4

142

4

191

142

49

15

11

4
8 of which: non-senior
9 Synthetic securitization
10 of which: securitization
11 of which: retail underlying
12 of which: wholesale
13 of which: re-securitization
14 of which: senior
15 of which: non-senior
▲

31 December 2024 Pillar 3 Report |
UBS Group | Market risk

Market risk
Overview
Semi-annual |
The amount

of capital

required

to

underpin

market

risk in

the

regulatory

trading book

is calculated

using a
variety of methods approved by the Swiss Financial Market Supervisory Authority (FINMA). The components contributing to market

risk risk-weighted

assets (RWA)

are value-at-risk

(VaR), stressed

value-at-risk (SVaR),

an add-on

for risks

that
are

potentially

not

fully

modeled

in

VaR

(risks

not

in

VaR,

or

RniV),

the

incremental

risk

charge

(the

IRC)

and

the
securitization framework for securitization positions in the trading book.
▲
Annual |
The table below

presents an

overview of Pillar

3 disclosures separately

provided in the

UBS Group Annual

Report
2024, available under “Annual reporting” at ubs.com/investors .
MRA: Market risk management
Pillar 3 disclosure requirement UBS Group Annual Report 2024 section Disclosure
UBS Group Annual
Report 2024 page
number
Strategies and processes of the
bank for market risk
Risk management and control – Risk appetite framework
– Market risk
–

Overview of measurement, monitoring and
management techniques
– Market risk stress loss, Value-at-risk
95–98
112–113
113–117
Consolidated financial statements – Note 11 Derivative instruments 305–307
Structure and organization of the
market risk management function
Risk management and control –
Risk governance

– Key risks by business division and Group functions
90–92
95
Scope and nature of risk reporting
and measurement systems
Risk management and control – Internal risk reporting
– Main sources of market risk, Overview of measurement,
monitoring and management techniques
92
112–113
▲
Market risk under standardized approach
Semi-annual |
The MR1 table below shows the components of RWA

under the standardized approach

for market risk. In line
with

regulatory

requirements,

the

standardized

approach

for

market

risk is

used for

the

specific risk

on securitization
exposures.
Securitization

exposures

in

the

trading

book

is

the

only

relevant

disclosure

component

of

market

risk

under

the
standardized approach. Compared with 30 June 2024, securitization exposures subject to market risk RWA decreased by
USD 0.1bn to USD 0.3bn as of 31 December 2024, primarily

due to a reduction in Non-core and Legacy.

›
Refer to the “Securitizations” section of this

report for more information about the securitization exposures in the trading book
MR1: Market risk under standardized approach
RWA
USD m 31.12.24 30.6.24 31.12.23
Outright products
1 Interest rate risk (general and specific)
2 Equity risk (general and specific)
3 Foreign exchange risk
4 Commodity risk
Options
5 Simplified approach
6 Delta-plus method
7 Scenario approach
8 Securitization

337

468

509
9 Total

337

468

509
▲

31 December 2024 Pillar 3 Report |
UBS Group | Market risk

Market risk under the internal models approach
UBS’s market risk internal models approach (IMA) framework includes the following three main components: regulatory
VaR,

stressed

VaR

(SVaR)

and

the

IRC.

The

VaR

and

SVaR

components

include

the

RWA

charge

for

RniV.

The
comprehensive

risk

charge

has

not

been

applicable

since

2019,

which

was

the

last

time

UBS

had

eligible

correlation
trading positions.
›
Refer to “MRB: Value-at-risk and stressed value-at-risk”, “MRB: Risks not in VaR” and “MRB: Incremental risk charge” in this
section for more information
In this section,

regulatory VaR, stressed

VaR and VaR

backtesting are

presented separately

for the UBS

Group excluding
certain

legacy

Credit

Suisse

components

and

the

legacy

Credit

Suisse

components,

as

the

VaR

methodologies

differ.
Market risk RWA is disclosed in a combined manner for

UBS Group AG.
Market risk RWA development in the fourth quarter of 2024
Quarterly |
The MR2 table below provides

a breakdown of the movement

in market risk RWA in the

fourth quarter of 2024
under

an

IMA

across

those

components,

pursuant

to

the

movement

categories

defined

by

the

Basel

Committee

on
Banking Supervision.

These categories are described below.
▲
Definitions of market risk RWA movement table components

for MR2
References in the table below refer to the line numbers provided in the MR2 movement table below.
Reference Description Definition
1/8c RWA as of previous and
current reporting
period end (end of
period)
Quarter-end RWA.
1a/8b Regulatory adjustment Indicates the difference between rows 1 and 1b and 8c and 8a, respectively.
1b/8a RWA at previous and
current quarter-end
(end of day)
For a given

component (e.g. VaR),

this refers

to the RWA

that would be computed

if that component’s
snapshot quarter-end figure was higher than the average measure over the 60 business days immediately
preceding the period end.
Movement of end-of-day RWA
2 Movement in risk levels
Movements due to changes in positions and risk

levels.
3 Model updates /
changes
Movements due to routine updates to model parameters

and model changes.
4 Methodology and
policy
Movements due to methodological changes in calculations

driven by regulatory policy changes, including
revisions of existing regulations, new regulations and add-ons mandated by the regulator.

5 Acquisitions and
disposals
Movements due to the disposal or

acquisition of business operations, quantified

based on the market risk
exposures at the end of the quarter preceding a disposal or following an acquisition. Purchases and sales of exposures in the ordinary course of business are reflected in “Movement in risk levels”.
6 Foreign exchange
movements
Movements due

to changes in

exchange rates. Note

that the effect

of movements in

exchange rates is
captured in “Movement in risk levels”, since exchange

rate movements are part of the effects

of market
movements on risk levels.
7 Other
Movements due to changes that cannot be attributed

to any other category.
RWA flow statements of market risk exposures under the

IMA
Quarterly |
Market risk

RWA increased

by USD 2.2bn

to USD 26.9bn

in the

fourth quarter

of 2024,

primarily driven

by an
increase in

asset size and

other movements

in the Investment

Bank’s Global

Markets business,

partly offset

by updates
from the monthly RniV assessment and de-risking

within Non-core and Legacy.
The FINMA VaR multiplier derived

from negative backtesting exceptions for

market risk RWA was unchanged

compared
with the prior quarter, at 3.0, for both the UBS Group excluding certain legacy Credit Suisse components and the legacy
Credit Suisse components.

31 December 2024 Pillar 3 Report |
UBS Group | Market risk

MR2: RWA flow statements of market risk exposures under an IMA
1,2
USD m VaR Stressed VaR IRC CRM Other Total RWA
1 RWA as of 31.12.23

6,537

10,563

3,789

20,889
1a Regulatory adjustment

(4,026)

(5,850)

(198)

(10,074)
1b RWA at previous quarter-end (end of day)

2,510

4,714

3,591

10,814
2 Movement in risk levels

(1,175)

(1,937)

(740)

(3,852)
3 Model updates / changes

473

678

19

1,170
4 Methodology and policy

0

0

0

0
5 Acquisitions and disposals

0

0

0

0
6 Foreign exchange movements

0

0

0

0
7 Other

(119)

(309)

0

(428)
8a RWA at the end of the reporting period (end of day)

1,689

3,146

2,870

7,704
8b Regulatory adjustment

6,755

8,750

695

16,199
8c RWA as of 31.3.24

8,444

11,895

3,564

23,904
1 RWA as of 31.3.24

8,444

11,896

3,564

23,904
1a Regulatory adjustment

(6,755)

(8,750)

(695)

(16,199)
1b RWA at previous quarter-end (end of day)

1,689

3,146

2,870

7,704
2 Movement in risk levels

1,088

1,370

37

2,495
3 Model updates / changes

(96)

(166)

86

(176)
4 Methodology and policy

0

0

0

0
5 Acquisitions and disposals

0

0

0

0
6 Foreign exchange movements

0

0

0

0
7 Other

(79)

(48)

0

(127)
8a RWA at the end of the reporting period (end of day)

2,601

4,302

2,993

9,897
8b Regulatory adjustment

4,568

7,312

295

12,175
8c RWA as of 30.6.24

7,169

11,614

3,289

22,072
1 RWA as of 30.6.24

7,169

11,614

3,289

22,072
1a Regulatory adjustment

(4,568)

(7,312)

(295)

(12,175)
1b RWA at previous quarter-end (end of day)

2,601

4,302

2,993

9,897
2 Movement in risk levels

(292)

(599)

201

(690)
3 Model updates / changes

(33)

(58)

1,520

1,429
4 Methodology and policy

45

45

0

90
5 Acquisitions and disposals

0

0

0

0
6 Foreign exchange movements

0

0

0

0
7 Other

73

265

0

338
8a RWA at the end of the reporting period (end of day)

2,394

3,954

4,715

11,063
8b Regulatory adjustment

5,313

8,272

24

13,608
8c RWA as of 30.9.24

7,707

12,226

4,739

24,671
1 RWA as of 30.9.24

7,707

12,226

4,739

24,671
1a Regulatory adjustment

(5,313)

(8,272)

(24)

(13,608)
1b RWA at previous quarter-end (end of day)

2,394

3,954

4,715

11,063
2 Movement in risk levels

(749)

(807)

702

(854)
3 Model updates / changes

30

27

0

57
4 Methodology and policy

0

0

0

0
5 Acquisitions and disposals

0

0

0

0
6 Foreign exchange movements

0

0

0

0
7 Other

(60)

(239)

0

(299)
8a RWA at the end of the reporting period (end of day)

1,616

2,935

5,417

9,967
8b Regulatory adjustment

6,945

9,679

261

16,885
8c RWA as of 31.12.24

8,561

12,614

5,677

26,852
1 Components that describe

movements in RWA

are presented in italics.

2 The changes

in RWA amounts

over the reporting

period for each

of the key

drivers are based on

reasonable estimates of

the relevant
figures and the approach used might differ for the UBS Group excluding certain legacy Credit Suisse components and legacy Credit Suisse components.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Market risk

Regulatory calculation of market risk
Semi-annual |
The MR3 table below shows the minimum, maximum, average

and period-end regulatory VaR, SVaR and IRC.
During the

second half

of 2024, for

the UBS

Group excluding

certain legacy

Credit Suisse

components, regulatory

VaR
and SVaR were, on average, relatively stable, and the IRC increased due to the capital buffer newly introduced by FINMA in the third quarter of 2024 to capitalize potential maturity mismatches between positions and hedges in the IRC.
For the

legacy Credit

Suisse components,

regulatory VaR, SVaR

and IRC

decreased,

on average, mainly

driven by

continued
strategic migration of positions to UBS and reductions within the

Non-core and Legacy portfolio.
MR3: IMA values for trading portfolios
The UBS Group excluding certain legacy Credit Suisse
components
Legacy Credit Suisse components
For the six-month
period ended
31.12.24
For the six-month
period ended
30.6.24
For the six-month
period ended
31.12.23
For the six-month
period ended
31.12.24
For the six-month
period ended
30.6.24
For the six-month
period ended
31.12.23
USD m
VaR (10-day 99%)
1 Maximum value

214

123

126

13

28

44
2 Average value

98

83

88

8

19

34
3 Minimum value

17

25

0

4

11

23
4 Period end

53

83

30

5

13

24
Stressed VaR (10-day 99%)
5 Maximum value

252

157

162

21

49

64
6 Average value

142

122

118

15

26

48
7 Minimum value

93

80

62

7

14

35
8 Period end

93

132

72

21

17

48
Incremental risk charge (99.9%)
9 Maximum value

466

334

265

58

98

110
10 Average value

291

199

212

36

70

99
11 Minimum value

166

134

173

5

56

87
12 Period end

428

182

191

5

58

96
▲

31 December 2024 Pillar 3 Report |
UBS Group | Market risk

MRB: Value-at-risk and stressed value-at-risk
Annual |
The table below

presents an

overview of Pillar

3 disclosures

separately provided

in the UBS

Group Annual

Report
2024, available under “Annual reporting” at
ubs.com/investors
.
MRB: IMA – VaR and stressed VaR models
Pillar 3 disclosure requirement UBS Group Annual Report 2024 section Disclosure
UBS Group Annual
Report 2024 page
number
Description of activities and risks
covered by the VaR models and
stressed VaR models
Risk management and control
–
Main sources of market risk
–
Value-at-risk
112
113–117
VaR models applied by different
entities within the Group
Risk management and control
–
Main sources of market risk
–
Value-at-risk
112
113–117
General description of VaR and
stressed VaR models
Risk management and control
–
Value-at-risk 113–117
Main differences between the VaR
and stressed VaR models used for
management purposes and for
regulatory purposes
Risk management and control
–
Value-at-risk 113–117
Further information on VaR models Risk management and control – Value-at-risk
– Market risk stress loss
–
Market risk
–

Overview of measurement, monitoring and
management techniques
113–117
113
112–113
Consolidated financial statements
–
Note 21 Fair value measurement 333–346
Description of stress testing applied
to modeling parameters
Consolidated financial statements
–
Note 21 Fair value measurement 333–346
Description of backtesting approach Risk management and control – Backtesting of VaR
– VaR model confirmation
116–117
117
▲
Derivation of VaR- and SVaR-based RWA
Annual |
VaR and

SVaR are

used to derive the

VaR and

SVaR components

of the market

risk Basel III RWA.

This calculation
takes

the

maximum

of

the

respective

period-end

VaR

measure

and

the

product

of

the

average

VaR

measure

for

the
60 business days

immediately preceding

the period

end and

a VaR

multiplier set

by FINMA.

The VaR

multiplier,

which
was 3.0

as of

31 December 2024

for both

the UBS

Group excluding

certain legacy

Credit Suisse

components and

the
legacy Credit Suisse

components, is dependent upon

the number of VaR

backtesting exceptions within a

250-business-
day

window.

When

the

number

of

exceptions

is

greater

than

four,

the

multiplier

increases

gradually

from

3.0

to

a
maximum of 4.0

if ten or

more backtesting

exceptions occur.

This is then

multiplied by a

risk weight factor

of 1,250%
to determine regulatory and stressed VaR

RWA. This calculation is set out

in the table below.
Figures shown below

exclude the effects

of the time decay

add-on which is

applied to the

market risk RWA calculation
for the UBS Group excluding certain legacy Credit Suisse

components.
VaR-

and SVaR-based RWA
As of 31.12.24 The UBS Group excluding certain legacy Credit Suisse components
USD m
Period-end VaR
(A)
Average VaR
(B)
VaR multiplier
(C)

Max. (A, B x C)
(D)
Risk weight factor
(E)
Basel III RWA
(D x E)
VaR (10-day 99%)

63

129

3.00

386

1,250%

4,821
Stressed VaR (10-day 99%)

111

179

3.00

537

1,250%

6,711
Legacy Credit Suisse components
USD m
Period-end VaR
(A)
Average VaR
(B)
VaR multiplier
(C)

Max. (A, B x C)
(D)
Risk weight factor
(E)
Basel III RWA
(D x E)
VaR (10-day 99%)

5

6

3.00

19

1,250%

244
Stressed VaR (10-day 99%)

21

15

3.00

46

1,250%

572
Basel III RWA
Total

12,348
▲

31 December 2024 Pillar 3 Report |
UBS Group | Market risk

MR4: Comparison of VaR estimates with gains / losses

Semi-annual |
VaR backtesting is

a performance measurement

process in which a 1-day VaR

prediction is compared with

the
realized 1-day profit or loss. We compute backtesting VaR using a 99% confidence level and 1-day holding period. Since
99%

VaR

at

UBS

is

defined

as

a

risk

measure

that

operates

on

the

lower

tail

of

the

profit-or-loss

distribution,

99%
backtesting VaR

is a

negative number.

Backtesting revenues

exclude non-trading

revenues,

such as

valuation reserves,
commissions

and

fees,

and

revenues

from

intraday

trading,

to

provide

for

a

like-for-like

comparison.

A

backtesting
exception occurs when backtesting revenues are

lower than the previous day’s backtesting VaR.
Statistically, given the 99% confidence level,

two or three backtesting exceptions a

year can be expected. More than

four
exceptions could

indicate that

the VaR

model is not

performing appropriately,

as could too

few exceptions

over a

long
period. However,

as noted

under “VaR

limitations”

in the

“Risk management

and control”

section of

the

UBS Group
Annual Report 2024, available under

“Annual reporting” at
ubs.com/investors
, a sudden increase (or

decrease) in market
volatility relative to the lookback window could lead to a higher (or lower) number of exceptions. Therefore,

backtesting
exceptions are investigated,

as are

exceptionally positive backtesting

revenues, with the

results reported to

senior business
management, the Group

Chief Risk Officer and

the Group Chief

Market Risk Officer. Internal

and external auditors

and
relevant regulators are also informed of backtesting exceptions.
The “Development of

regulatory backtesting revenues

and actual trading

revenues against backtesting

VaR” charts below
show the

12-month development

of backtesting

VaR against

the backtesting

revenues and

actual trading

revenues for
2024.

31 December 2024 Pillar 3 Report |
UBS Group | Market risk

The actual trading revenues include backtesting and intraday revenues.
For

the

UBS

Group

excluding

certain

legacy

Credit

Suisse

components,

there

were

no

new

VaR

negative

backtesting
exceptions in the second

half of 2024, and

the total number

of negative backtesting

exceptions within the most

recent
250-business-day window

remained at

zero. As

the number

of these

backtesting exceptions

remained below

five, the
FINMA VaR multiplier used to compute

regulatory and stressed VaR RWA was

unchanged at 3.0 throughout

the second
half of 2024.
For the

legacy Credit

Suisse components,

there were

three new

negative backtesting

exceptions

in the

second half

of
2024. As

one exception

rolled off

in December

2024, the

total number

of negative

backtesting exceptions

within the
most

recent

250-business-day

window

increased

to

three

from

one

by

the

end

of

2024.

As

the

number

of

these
backtesting exceptions remained below

five, the FINMA

VaR multiplier used

to compute regulatory and

stressed VaR RWA
was unchanged at 3.0 throughout the second half of 2024.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Market risk

MRB: Risks not in VaR
Annual |
We have a framework to identify and quantify potential risks that are not entirely captured by our VaR

model. We
refer to these

as risks not

in VaR (RniV). This

framework is used

to underpin these

potential risks with

additional regulatory
capital.
A VaR model can be split into

two components: the profit-or-loss representation and the risk factor model. This gives rise
to two RniV

categories: profit-or-loss representation RniV

and risk factor

RniV. Profit-or-loss representation RniV

arise from
approximations made by

the VaR model

to quantify the

effect of risk

factor changes on

the profit and

loss of positions
and portfolios. Risk factor RniV originate from an inadequate modeling of the stochastic behavior of the risk factors.
We

quantify

RniV

capital

requirements

on

a

monthly

basis.

For the

UBS

Group

excluding

certain

legacy

Credit

Suisse
components, the RniV quantification is conducted on

the basis of a quantitative approach that

applies to both categories
of RniV:

profit-or-loss

representation

RniV and

risk factor

RniV. For

the legacy

Credit

Suisse components,

specific

RniV
models have been developed to compute capital associated with individual risks not captured by the firm’s VaR model.
Material RniV

items are

monitored and

controlled by

means and

measures other

than VaR,

such as

position limits

and
stress limits. Additionally, there are ongoing initiatives to extend the VaR model to better capture these risks.
Derivation of RWA add-on for risks not in VaR
The

RniV

framework

is

used

to

derive

the

RniV-based

component

of

the

market

risk

Basel III

RWA,

using

the
aforementioned

approach.

RWA

from

RniV

are

add-ons,

they

do

not

reflect

any

diversification

benefits

across

risks
capitalized through VaR

and SVaR.
For

the

UBS

Group

excluding

certain

legacy

Credit

Suisse

components,

the

RniV

regulatory

capital

is

calculated

as

a
multiple

of VaR

and SVaR

capital.

FINMA

requires

that

RniV

stressed

VaR

capital

is

floored

at

RniV

VaR

capital

in this
calculation. The RniV VaR and

SVaR capital ratios applicable

as of 31 December 2024

were 67% and 73%, respectively.
The period-end RWA shown below does not include the

time decay add-on.

RniV-based RWA
As of 31.12.24 The UBS Group excluding certain legacy Credit Suisse components
USD m
Period-end RWA
(A)
RniV add-on
(B)
RniV RWA
(A x B)
Regulatory VaR

4,821

67%

3,224
Stressed VaR

6,711

73%

4,928
Total RniV RWA

8,152
Legacy Credit Suisse components
USD m RniV RWA
Regulatory VaR

154
Stressed VaR

285
Total RniV RWA

439
RniV RWA
Total RniV RWA

8,591
MRB: Incremental risk charge
IRC is the

potential loss due

to the defaulting

or credit

migration of issuers

of non-securitized

credit instruments

in the
trading book. IRC is calculated

as the portfolio loss at

the 99.9th percentile

of the portfolio loss distribution

over a one-
year

time

horizon.

It

uses

a

multi-factor

model

applying

the

constant

position

assumption

for

all

positions

in

the

IRC
portfolio. This means that all positions are kept

unchanged over a one-year time period.
The portfolio loss distribution is estimated using a Monte Carlo simulation approach. The simulation is performed in two steps: first, the distribution of credit ratings (including the defaulted state) at the one-year time horizon is estimated by a portfolio rating

migration model;

and, second,

default and

migration losses

conditional on

credit events

generated by
the migration model are calculated and aggregated.

31 December 2024 Pillar 3 Report |
UBS Group | Market risk

The portfolio rating migration model is of the Merton type: migrations of credit ratings are considered to be functions of the underlying asset value of a firm. The

correlation structure of asset values is based on the FIS APT factor model in the
case of the UBS Group excluding

certain legacy Credit

Suisse components model,

and an in-house latent factor

technique
is

employed for

the

legacy Credit

Suisse

components model,

with

factor

loadings and

volatilities homogenized

within
region /

industry

/ size

buckets.

For the

government

bucket, the

legacy Credit

Suisse components

model uses

the same

asset
correlation

methodology

calibrated

to sovereign

credit

default

swap data,

and the

UBS Group

excluding

certain

legacy

Credit
Suisse components

model employs a conservative

expert-based correlation

value. The transition

matrix approach

is utilized
to

set migration

and

default thresholds. The

transition matrix

for

sovereign obligors

is

calibrated to

the

history of

S&P
sovereign ratings.

The migration

probabilities

for non-sovereigns

are calibrated

to the history

of internal

ratings for

the UBS
Group excluding certain legacy

Credit Suisse components model

and to

the history

of S&P

ratings for the

legacy Credit
Suisse components

model. The probability

of default (PD)

for non-sovereigns

makes use of

masterscale

PDs.
For each

position related

to a

defaulted obligor,

default losses

are calculated

based on

a random

recovery concept.

To
capture

potential

basis

risk

between

instruments,

the

model

accounts

for

different

recovery

values

for

different
instruments even if they belong to the same issuer.

To calculate rating migration losses, the UBS Group excluding certain legacy

Credit

Suisse

components

model

employs

a

linear

(delta)

approximation,

while

for

the

legacy

Credit

Suisse
components model

a revaluation

approach is

used. A

loss resulting

from a

migration event

is calculated

relative to

the
change in the average credit spread due to the rating change.
The validation of the IRC model relies heavily on sensitivity analyses embedded into the annual model reconfirmation.
Derivation of IRC-based RWA
IRC is

calculated weekly

and the

results are

used to

derive the

IRC-based component

of the

market risk

Basel III RWA.
The derivation is similar to that for VaR

-

and SVaR-based RWA,

but without a VaR multiplier,

and is shown below.
IRC-based RWA
As of 31.12.24 The UBS Group excluding certain legacy Credit Suisse components
USD m
Period-end IRC
(A)
Average IRC
(B)
Max. (A, B)
(C)
Risk weight factor
(D)
Basel III RWA
(C x D)

428

370

428

1,250%

5,354
Legacy Credit Suisse components
USD m
Period-end IRC
(A)
Average IRC
(B)
Max. (A, B)
(C)
Risk weight factor
(D)
Basel III RWA
(C x D)

5

26

26

1,250%

324
Basel III RWA
Total

5,677
▲

31 December 2024 Pillar 3 Report |
UBS Group | Operational risk

Operational risk
Annual |
The table below

presents an

overview of Pillar

3 disclosures

separately provided

in the UBS

Group Annual

Report
2024, available under ”Annual reporting” at
ubs.com/investors
.
ORA: Operational risk
Pillar 3 disclosure requirement UBS Group Annual Report 2024 section Disclosure
UBS Group Annual
Report 2024 page
number
Details of the approach for
operational risk capital assessment
for which the bank qualifies
Risk management and control
–
Non-financial risk framework 131
Description of the advanced
measurement approach (AMA) for
operational risk
Risk management and control
–
Non-financial risk capital measurement 134
▲
Interest rate risk in the banking book
Annual |
The table below presents an overview

of Pillar 3 disclosures that are

provided separately in the UBS

Group Annual
Report 2024, available under “Annual reporting”

at
ubs.com/investors .
IRRBBA: IRRBB risk management
Pillar 3 disclosure requirement UBS Group Annual Report 2024 section Disclosure
UBS Group Annual
Report 2024 page
number
The nature of interest rate risk in the
banking book and key assumptions
applied
Risk management and control
–
Interest rate risk in the banking book
117–119
Sources of interest rate risk in the
banking book
Risk management and control –
Interest rate risk in the banking book
117–119
Interest rate risk management and
governance
Risk management and control
–
Interest rate risk in the banking book
117–119
Economic value and net interest income sensitivity
The

interest

rate

risk

sensitivity

figures

presented

in

the

IRRBB1

table

below

represent

the

effect

of

six

interest

rate
scenarios defined

by the

Swiss Financial

Market Supervisory

Authority (FINMA)

on the

economic value

of equity

(EVE),
which represents the present value

of future cash

flows related to the

banking book irrespective of

accounting treatment.
EVE sensitivity excludes any modeled duration assigned to equity, goodwill, real estate and, as prescribed by FINMA, also excludes

additional

tier 1

capital

instruments

that

otherwise

would

be

included

under

general

Basel

Committee

on
Banking Supervision (BCBS) guidance.
As of 31 December

2024, the “Parallel

up” scenario, assuming

all positions were

measured at

fair value, was

the most
severe and would have

resulted in a change

in EVE of negative

USD 6.7bn, or 7.6%, of

our tier 1 capital (31 December
2023: negative USD 5.7bn, or 6.2%), which is well below the 15% threshold as per the BCBS supervisory outlier test for high levels of

interest rate risk

in the banking

book. The immediate

effect on our

tier 1 capital in

the “Parallel up”

scenario
as

of

31 December

2024

would

have

been

a

decrease

of

approximately

USD 0.9bn,

or

1.0%

(31 December

2023:
USD 0.9bn or

0.9%), reflecting

the fact

that the

vast majority

of our

banking book

is accrual

accounted or

subject to
hedge accounting.

UBS also applies

granular internal

interest rate shock

scenarios to

its banking

book positions to

monitor its

specific risk
profile.
The more adverse of the two

parallel interest rate scenarios with

regard to net interest income

over the next 12 months
was

the

“Parallel

down”

scenario,

resulting

in

a

potential

change

of

positive

USD 0.2bn

driven

by

contractual

and
assumed flooring

benefits under

negative interest

rates. Both

“Parallel

up” and

“Parallel

down” scenarios

assume

no
change to balance sheet size and product mix, stable foreign exchange rates, and no specific management action.

31 December 2024 Pillar 3 Report |
UBS Group | Interest rate risk in the banking book

IRRBB1: Quantitative information on IRRBB
As of 31.12.24
Delta EVE – Change of economic value of
equity

Delta NII – Change of Net interest
income
1
USD m 31.12.24 31.12.23 31.12.24 31.12.23
Parallel up
2

(6,693)

(5,680)

2,205

2,770
Parallel down
2

7,186

5,876

227

(3,207)
Steepener
3

(2,037)

(1,401)
Flattener
4

581

105
Short-term up
5

(2,151)

(2,195)
Short-term down
6

2,247

2,332
Maximum
7

(6,693)

(5,680)

227

(3,207)
Period 31.12.24 31.12.23
8
Tier 1 capital

87,739

91,894
1 Disclosure of NII sensitivity is only

required for the two parallel shock scenarios. The NII sensitivity estimates reflect the impact of immediate changes in interest rates, relative to constant rates, and assume no change
to balance sheet size and structure, constant foreign exchange rates and no specific management action.

2 Rates across all tenors move by ±150 bps for Swiss franc, ±200 bps for euro and US dollar and ±250 bps for pound sterling.

3 Short-term rates decrease and

long-term rates increase.

4 Short-term rates increase and

long-term rates decrease.

5 Short-term rates increase more

than long-term rates.

6 Short-term
rates decrease more than

long-term rates.

7 “Maximum” indicates the

most adverse interest rate

scenario as shown in

the table.

8 Tier 1 capital

information was restated

for the comparative period.

Refer to
“Note 2 Accounting for the acquisition of the Credit Suisse

Group” in the “Consolidated financial statements” section of the UBS Group

Annual Report 2024, available under “Annual reporting” at ubs.com/investors, for more information.
IRRBBA1: Quantitative disclosures relating to the position structure and interest rate reset of IRRBB risk

As of 31.12.24 Volume
1
Average interest rate
repricing period (in years)
Maximum interest rate
repricing period (in years)
for exposures with
modeled interest rate
repricing dates
USD m, except where indicated
Total of which: CHF of which: EUR of which: USD Total of which: CHF Total of which: CHF
Determined

repricing period
Loans and advances to banks

45,415

1,552

14,609

24,607

0.10

1.85
Loans and advances to customers

275,744

62,755

36,258

141,517

0.63

1.47
Money market mortgages

95,752

90,073

2,103

1,817

0.02

0.00
Fixed-rate mortgages

215,332

202,247

797

9,552

3.96

3.89
Financial investments

81,836

8,693

17,429

48,058

3.24

2.04
Other receivables
2

183,024

42,488

21,845

92,459

0.03

0.01
Receivables from interest rate
derivatives
4

1,865,915

526,529

269,741

977,669

1.31

1.24
Amounts due to banks

(38,853)

(3,719)

(10,613)

(17,192)

0.13

0.02
Customer deposits

(299,657)

(30,024)

(29,514)

(197,175)

0.34

0.17
Medium-term notes

(54)

(54)

0

1.43

1.43
Bonds and covered bonds
5

(201,460)

(33,799)

(54,957)

(96,728)

3.97

6.71
Other liabilities
2

(53,545)

(3,372)

(11,303)

(29,900)

0.04

0.00
Liabilities from interest rate derivatives
4

(1,861,675)

(690,693)

(222,605)

(855,063)

0.89

1.00
Undetermined

repricing period
3
Loans and advances to banks
Loans and advances to customers

15,970

4,901

1,519

9,113

0.63

0.51
Variable-rate mortgages

27,552

1,594

24,448

4.99

0.00
Other receivables on sight

228

216

9

2

1.52

1.60
Liabilities on sight in personal and
current accounts

(319,405)

(111,698)

(43,705)

(142,013)

1.36

1.84
Other liabilities on sight
Liabilities from customer deposits,
callable but not transferable

(152,167)

(152,167)

2.22

2.22
Total

515,321

270,577

45,233

175,577

1.42

2.10

10

10
1 The volume

figures cover only

banking book positions

and are risk-based

measures which differ

from the accounting

values on the

IFRS Accounting Standards

balance sheet.

2 Receivables and

payables from
securities financing transactions

are reported on

a gross basis under

Other receivables and

Other liabilities, consistent

with our interest

rate risk management

and monitoring process.

3 Swiss franc

variable-rate
mortgages and balances booked in UBS AG

consolidated and associated with loans and advances

to banks with a combined volume below USD 1bn

are reported under Loans and advances to customers,

consistent
with our interest rate risk management and monitoring

process.

4 For technical reasons, receivables

and liabilities from interest rate derivatives

are shown as gross figures.

5 Additional tier 1 capital instruments
are excluded.

31 December 2024 Pillar 3 Report |
UBS Group | Interest rate risk in the banking book

IRRBBA1: Quantitative disclosures relating to the position structure and interest rate reset of IRRBB risk (continued)
As of 31.12.23 Volume
1
Average interest rate
repricing period (in years)
Maximum interest rate
repricing period (in years)
for exposures with
modeled interest rate
repricing dates
USD m, except where indicated Total of which: CHF of which: EUR of which: USD Total of which: CHF Total of which: CHF
Determined

repricing period
2
Loans and advances to banks

84,894

16,536

17,503

45,168

0.11

0.23
Loans and advances to customers

307,877

67,502

41,197

167,628

0.72

1.40
Money market mortgages

109,066

105,884

423

163

0.03

0.03
Fixed-rate mortgages

228,658

216,635

420

8,872

4.07

3.99
Financial investments

81,068

15,928

13,142

42,295

3.25

1.45
Other receivables

178,379

21,647

30,165

100,667

0.08

0.04
Receivables from interest rate
derivatives
4

2,508,896

616,064

409,667

1,333,243

1.27

0.80
Amounts due to banks

(98,884)

(39,193)

(11,401)

(43,097)

0.38

0.14
Customer deposits

(384,264)

(61,634)

(41,532)

(231,719)

0.22

0.07
Medium-term notes

(84)

(84)

0

1.85

1.85
Bonds and covered bonds

(232,765)

(36,508)

(55,287)

(124,962)

3.75

6.29
Other liabilities

(66,725)

(2,984)

(20,226)

(28,808)

0.07

0.00
Liabilities from interest rate derivatives
4

(2,514,571)

(783,726)

(365,936)

(1,212,462)

0.96

0.82
Undetermined

repricing period
3
Loans and advances to banks
Loans and advances to customers

12,122

3,578

3,913

3,239

0.48

0.77
Variable-rate mortgages

24,414

1,863

20,692

4.59

0.04
Other receivables on sight

2,059

1,013

433

577

0.22

0.40
Liabilities on sight in personal and
current accounts

(306,508)

(125,499)

(40,703)

(121,860)

1.79

2.20
Other liabilities on sight

(12,620)

(548)

(3,185)

(7,963)

0.26

0.04
Liabilities from customer deposits,
callable but not transferable

(145,656)

(145,656)

2.14

2.14
Total

10

10
1 The volume

figures cover only

banking book positions

and are risk-based

measures which differ

from the accounting

values on the

IFRS Accounting Standards

balance sheet.

2 Receivables and

payables from
securities financing transactions are reported

on a gross basis, consistent

with our interest rate risk management

and monitoring process. Additional

tier 1 capital instruments are excluded.

3 Swiss franc variable-
rate mortgages and balances booked in UBS

AG consolidated and associated with loans

and advances to banks with a

combined volume below USD 1bn

are reported under Loans and

advances to customers, consistent
with our interest rate risk management and monitoring process.

4 For technical reasons, receivables and liabilities from interest rate derivatives are shown as gross figures.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Going and gone concern requirements

and eligible capital

85
Going and gone concern requirements and eligible
capital
Quarterly |
The table

below provides

details of

the Swiss

systemically relevant

bank (SRB)

going and

gone concern

capital
requirements as required

by the Swiss Financial Market Supervisory Authority (FINMA

).
›
Refer to the “Capital management” section of the

UBS Group Annual Report 2024, available under ”Annual

reporting” at
ubs.com/investors , for more information about capital management
Swiss SRB going and gone concern requirements and information
As of 31.12.24 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.82
1

73,898

5.00
1

75,974
Common equity tier 1 capital

10.52

52,461

3.50
2

53,182
of which: minimum capital

4.50

22,434

1.50

22,792
of which: buffer capital

5.50

27,420

2.00

30,390
of which: countercyclical buffer

0.52

2,607
Maximum additional tier 1 capital

4.30

21,437

1.50

22,792
of which: additional tier 1 capital

3.50

17,449

1.50

22,792
of which: additional tier 1 buffer capital

0.80

3,988
Eligible going concern capital
Total going concern capital

17.60

87,739

5.77

87,739
Common equity tier 1 capital

14.32

71,367

4.70

71,367
Total loss-absorbing additional tier 1 capital
3

3.28

16,372

1.08

16,372
of which: high-trigger loss-absorbing additional tier 1 capital

3.03

15,126

1.00

15,126
of which: low-trigger loss-absorbing additional tier 1 capital

0.25

1,245

0.08

1,245
Required gone concern capital
Total gone concern loss-absorbing capacity 4,5,6

10.73

53,468

3.75

56,980
of which: base requirement including add-ons for market share and LRD

10.73
7

53,468

3.75
7

56,980
Eligible gone concern capital
Total gone concern loss-absorbing capacity

19.59

97,655

6.43

97,655
Total tier 2 capital

0.04

207

0.01

207
of which: non-Basel III-compliant tier 2 capital

0.04

207

0.01

207
TLAC-eligible senior unsecured debt

19.55

97,449

6.41

97,449
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.55

127,366

8.75

132,954
Eligible total loss-absorbing capacity

37.19

185,394

12.20

185,394
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

498,538
Leverage ratio denominator

1,519,477
1 Includes applicable add-ons of

1.44% for risk-weighted assets

(RWA) and 0.50% for leverage ratio

denominator (LRD).

2 Our minimum CET1

leverage ratio requirement of 3.5%

consists of a 1.5%

base requirement,
a 1.5% base

buffer capital requirement,

a 0.25% LRD add-on

requirement and a

0.25% market share

add-on requirement based

on our Swiss

credit business.

3 Includes outstanding

low-trigger loss-absorbing
additional tier 1 capital instruments,

which are available under

the Swiss SRB framework

to meet the going

concern requirements until their

first call date.

As of their first call

date, these instruments

are eligible to
meet the gone concern requirements.

4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement

has been met

with instruments that have

a remaining maturity

of greater than two

years, all instruments

that have a remaining

maturity of between one

and two years remain
eligible to be included in the total

gone concern capital.

5 From 1 January

2023, the resolvability discount on

the gone concern capital requirements

for systemically important banks (SIBs) has

been replaced with
reduced base gone concern capital requirements equivalent to 75% of the total going concern requirements (excluding countercyclical buffer requirements).

6 As of July 2024, the Swiss Financial Market Supervisory
Authority (FINMA) has the

authority to impose a

surcharge of up to

25% of the total

going concern capital requirements

(excluding countercyclical buffer

requirements) should obstacles

to an SIB’s

resolvability be
identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Going and gone concern requirements

and eligible capital

86
Semi-annual

|

The

CCyB1

table

below

provides

details

of

the

risk-weighted

assets

used

in

the

computation

of

the
countercyclical

capital

buffer

(the

CCyB)

requirement

applicable

to

private-sector

exposures

in

UBS

Group

AG
consolidated. In

the second

half of

2024, the

CCyB for

Belgium was increased

to 1%

from 0.5%,

effective from 1 October
2024, and

the CCyB

for the

Hong Kong

SAR was

decreased to

0.5% from

1%, effective

from 18 October

2024. Our
bank-specific CCyB requirement remained unchanged at 16 basis points as of 31 December 2024.
›
Refer to the “Risk management and control” section of the

UBS Group Annual Report 2024, available under ”Annual

reporting” at
ubs.com/investors
, for more information about the methodology

of geographical allocation used
CCyB1: Geographical distribution of credit exposures used in the countercyclical capital buffer
USD m, except where indicated 31.12.24
Geographical breakdown
Countercyclical capital
buffer rate, %
Risk-weighted assets
used in the computation
of the countercyclical
capital buffer
1
Bank-specific
countercyclical capital
buffer rate, % Countercyclical amount
Hong Kong SAR

0.50

1,896
Luxembourg

0.50

7,587
United Kingdom

2.00

11,795
Sweden

2.00

807
Australia

1.00

3,189
Germany

0.75

4,772
France

1.00

4,661
Netherlands

2.00

1,628
Belgium

1.00

777
South Korea

1.00

1,679
Sum

38,791
Total

302,422

0.16

776
1 Includes private-sector exposures

in the countries that

are Basel Committee on Banking

Supervision (BCBS)-member jurisdictions, under

the following categories: “Credit

risk”, “Counterparty credit risk”,

“Equity
positions in the banking book”, “Settlement risk”, “Securitization exposures in the banking book” and “Amounts below thresholds for deduction”, as well as the corresponding trading book charges included under
“Market risk”.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Going and gone concern requirements

and eligible capital

87
Semi-annual

|
The CC2

table below

provides

a reconciliation

of the

balance

sheet

under

IFRS Accounting

Standards

to the

balance
sheet according to the regulatory scope of consolidation as defined by the Basel Committee on Banking Supervision (the
BCBS) and FINMA. Lines

in the balance

sheet under the

regulatory scope of consolidation are

expanded and referenced
where relevant

to display all

components that

are used in the

“CC1: Composition

of regulatory capital”

table.

›
Refer to “LIA: Explanation of the differences between the

IFRS Accounting Standards and regulatory scopes of consolidation”

in
the “Linkage between financial statements and regulatory

exposures” section of this report for more information about the most
significant entities consolidated under IFRS Accounting Standards but not included in the regulatory scope of consolidation

CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
As of 31.12.24
Balance sheet in
accordance with
IFRS Accounting
Standards scope
of consolidation
Effect of
deconsolidated,
proportionally
consolidated or
additional consolidated
entities for regulatory
consolidation
Balance sheet in
accordance with
regulatory scope of
consolidation References
1
USD m
Assets
Cash and balances at central banks

223,329

0

223,329
Amounts due from banks

18,903

(178)

18,724
Receivables from securities financing transactions measured at amortized cost

118,301

(26)

118,275
Cash collateral receivables on derivative instruments

43,959

(7)

43,952
Loans and advances to customers

579,967

(128)

579,839
Other financial assets measured at amortized cost

58,835

30

58,864
Total financial assets measured at amortized cost

1,043,293

(309)

1,042,984
Financial assets at fair value held for trading

159,065

(4)

159,061
of which: assets pledged as collateral that may be sold or repledged by counterparties

38,532

38,532
Derivative financial instruments

185,551

2

185,552
Brokerage receivables

25,858

25,858
Financial assets at fair value not held for trading

95,472

(17,130)

78,342
Total financial assets measured at fair value through profit or loss

465,947

(17,132)

448,814
Financial assets measured at fair value through other comprehensive income

2,195

(49)

2,146
Investments in associates

2,306

562

2,868
of which: goodwill

24

24

4
Property, equipment and software

15,498

(198)

15,300
Goodwill and intangible assets

6,887

(48)

6,840
of which: goodwill

5,990

5,990

4
of which: intangible assets

897

(48)

849

5
Deferred tax assets

11,134

(15)

11,120
of which: deferred tax assets recognized for tax loss carry-forwards and unused tax credits
carried forward

2,952

(6)

2,946

6
of which: deferred tax assets on temporary differences

8,182

(8)

8,174

10
Other non-financial assets

17,766

(579)

17,187
of which: net defined benefit pension and other post-employment assets

922

922

8
Total assets

1,565,028

(17,769)

1,547,259

31 December 2024 Pillar 3 Report |
UBS Group | Going and gone concern requirements

and eligible capital

88
CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
(continued)
As of 31.12.24
Balance sheet in
accordance with
IFRS Accounting
Standards scope
of consolidation
Effect of
deconsolidated,
proportionally
consolidated or
additional consolidated
entities for regulatory
consolidation
Balance sheet in
accordance with
regulatory scope of
consolidation References
1
USD m
Liabilities
Amounts due to banks

23,347

(39)

23,308
Payables from securities financing transactions measured at amortized cost

14,833

14,833
Cash collateral payables on derivative instruments

35,490

2

35,491
Customer deposits

745,777

350

746,127
Debt issued measured at amortized cost

214,219

(739)

213,480
of which: amount eligible for high-trigger loss-absorbing additional tier 1 capital

13,084

13,084

9
of which: amount eligible for low-trigger loss-absorbing

additional tier 1 capital

1,245

1,245

9
of which: amount eligible for low-trigger loss-absorbing

tier 2 capital
Other financial liabilities measured at amortized cost

21,033

14

21,047
Total financial liabilities measured at amortized cost

1,054,698

(412)

1,054,286
Financial liabilities at fair value held for trading

35,247

0

35,247
Derivative financial instruments

180,636

2

180,638
Brokerage payables designated at fair value

49,023

49,023
Debt issued designated at fair value

107,909

(2)

107,907
Other financial liabilities designated at fair value

28,699

(17,203)

11,496
Total financial liabilities measured at fair value through profit or loss

401,514

(17,203)

384,311
Provisions and contingent liabilities

8,409

(480)

7,929
Other non-financial liabilities

14,834

(25)

14,809
of which: amount eligible for high-trigger loss-absorbing capital

(Deferred Contingent
Capital Plan (DCCP))
2

1,532

1,532

9
of which: deferred tax liabilities related to goodwill

308

308

4
of which: deferred tax liabilities related to other intangible assets

144

144

5
Total liabilities

1,479,454

(18,119)

1,461,335
Equity
Share capital

346

346

1
Share premium

12,012

0

12,012

1
Treasury shares

(6,402)

(6,402)

3
Retained earnings

78,035

(9)

78,025

2
Other comprehensive income recognized directly in equity, net of tax

1,088

12

1,101

3
of which: unrealized gains / (losses) from cash flow hedges

(2,585)

(2,585)

7
Equity attributable to shareholders

85,079

3

85,083
Equity attributable to non-controlling interests

494

347

841
Total equity

85,574

350

85,924
Total liabilities and equity

1,565,028

(17,769)

1,547,259
1 References link the lines

of this table to the

respective reference numbers provided in the

“References” column in the “CC1: Composition of

regulatory capital” table in this section.

2 The IFRS Accounting Standards
carrying

amount

of

total

DCCP

liabilities

was

USD

1,847m

as

of

31

December

2024.

Refer

to

the

“Compensation”

section

of

the

UBS

Group

Annual

Report

2024,

available

under

”Annual

reporting”

at
ubs.com/investors, for more information about the DCCP.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Going and gone concern requirements

and eligible capital

89
Semi-annual |
The CC1 table below provides the composition of capital

in the format prescribed by the BCBS and FINMA,

and
is based

on BCBS

Basel III

rules, unless

stated

otherwise.

Reference

is made

to

items reconciling

to the

balance

sheet
under

the

regulatory

scope

of

consolidation

as

disclosed

in

the

“CC2:

Reconciliation

of

accounting

balance

sheet

to
balance sheet under the regulatory scope of consolidation”

table in this section.
›
Refer to the documents titled “Capital and total

loss-absorbing instruments of UBS Group AG consolidated,

UBS AG consolidated
and standalone – Key features” and “UBS Group AG consolidated capital instruments and TLAC-eligible senior

unsecured debt”,
available under “Bondholder information” at ubs.com/investors,

for an overview of the main features of our regulatory

capital
instruments, as well as the full terms and

conditions
CC1: Composition of regulatory capital
As of 31.12.24
Amounts

References
1
USD m, except where indicated
Common Equity Tier 1 capital: instruments and reserves
1
Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus

12,359

1
2 Retained earnings

78,025

2
3 Accumulated other comprehensive income (and other reserves)

(5,302)

3
5
Common share capital issued by subsidiaries and held by

third parties (amount allowed in group CET1)
6 Common Equity Tier 1 capital before regulatory adjustments

85,083
Common Equity Tier 1 capital: regulatory adjustments
7 Prudent valuation adjustments

(167)
8 Goodwill (net of related tax liability)

(5,702)

4
9
Other intangibles other than mortgage servicing rights (net of related tax liability)

(702)

5
10
Deferred tax assets that rely on future profitability, excluding those arising from temporary differences (net of related tax liability)
2

(2,976)

6
11 Cash flow hedge reserve

2,585

7
12 Shortfall of provisions to expected losses

(568)
13 Securitization gain on sale
14
Gains and losses due to changes in own credit risk on fair

valued liabilities

1,116
15 Defined benefit pension fund net assets

(833)

8
16
Investments in own shares (if not already subtracted from paid-in capital on reported balance sheet)

(1,907)

9
17 Reciprocal cross-holdings in common equity
17a
Qualified holdings where a significant influence is exercised with other owners (CET1 instruments)
17b Immaterial investments (CET1 items)
18
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank
does not own more than 10% of the issued share capital (amount above 10% threshold)
19
Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation
(amount above 10% threshold)
20 Mortgage servicing rights (amount above 10% threshold)
21
Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)

(803)

10
22 Amount exceeding the 15% threshold
23 Of which: significant investments in the common stock of financials
24 Of which: mortgage servicing rights
25 Of which: deferred tax assets arising from temporary differences
26
Expected losses on equity investment under the PD / LGD

approach
26a
Further adjustments to financial statements in accordance

with a recognized international accounting standard
26b Other adjustments

(3,757)
3
27
Regulatory adjustments applied to Common Equity

Tier 1 due to insufficient Additional Tier 1 and Tier 2 to cover deductions
28 Total regulatory adjustments to Common Equity Tier 1

(13,716)
29 Common Equity Tier 1 capital (CET1)

71,367

31 December 2024 Pillar 3 Report |
UBS Group | Going and gone concern requirements

and eligible capital

90
CC1: Composition of regulatory capital (continued)
As of 31.12.24
Amounts

References
1
USD m, except where indicated
Additional Tier 1 capital: instruments
30
Directly issued qualifying additional Tier 1 instruments plus related stock surplus

16,372
31
Of which: classified as equity under applicable accounting

standards
32
Of which: classified as liabilities under applicable accounting standards

16,372
34
Additional Tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed

in
group AT1)
36 Additional Tier 1 capital before regulatory adjustments

16,372
Additional Tier 1 capital: regulatory adjustments
37 Investments in own additional Tier 1 instruments
4
38 Reciprocal cross-holdings in additional Tier 1 instruments
38a
Qualified holdings where a significant influence is exercised with other owners (AT1 instruments)
38b Immaterial investments (AT1 instruments)
39
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank
does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)
40
Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation
41 Other adjustments
42
Regulatory adjustments applied to additional Tier 1 due to insufficient

Tier 2 to cover deductions
42a
Regulatory adjustments applied to CET1 capital due

to insufficient additional Tier 1 to cover deductions
43 Total regulatory adjustments to additional Tier 1 capital
44 Additional Tier 1 capital (AT1)

16,372

9
45 Tier 1 capital (T1 = CET1 + AT1)

87,739
Tier 2 capital: instruments and provisions
46 Directly issued qualifying Tier 2 instruments plus related stock surplus

1
5
48
Tier 2 instruments (and CET1 and AT1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount
allowed in group Tier 2)
50 Provisions
51 Tier 2 capital before regulatory adjustments

1
Tier 2 capital: regulatory adjustments
52 Investments in own Tier 2 instruments
53 Reciprocal cross-holdings in Tier 2 instruments and other TLAC liabilities
53a

Qualified holdings where a significant influence is exercised with other owners (T2 instruments and other TLAC instruments)
53b
Immaterial investments (T2 instruments and other TLAC

instruments)
54
Investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10%

of the issued common share capital of the entity (amount

above 10% threshold)
55
Significant investments in the capital and other TLAC liabilities of banking, financial and insurance entities that are outside the scope of
regulatory consolidation (net of eligible short positions)
56 Other adjustments
56a Excess of the adjustments, which are allocated to the AT1 capital
57 Total regulatory adjustments to Tier 2 capital
58 Tier 2 capital (T2)

1
59 Total regulatory capital (TC = T1 + T2)

87,739
60 Total risk-weighted assets

498,538
Capital ratios and buffers
61 Common Equity Tier 1 (as a percentage of risk-weighted assets)

14.32
62 Tier 1 (as a percentage of risk-weighted assets)

17.60
63
Total capital (as a percentage of risk-weighted assets)

17.60
64
Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher

loss absorbency
requirement, expressed as a percentage of risk-weighted assets)
6

3.66
65 Of which: capital conservation buffer requirement

2.50
66 Of which: bank-specific countercyclical buffer requirement

0.16
67
Of which: higher loss absorbency requirement

1.00
68
Common Equity Tier 1 (as a percentage of risk-weighted assets) available after meeting the bank’s minimum capital requirements

9.60
Amounts below the thresholds for deduction (before risk weighting)
72
Non-significant investments in the capital and other TLAC liabilities of other financial entities

3,124
73 Significant investments in the common stock of financial entities

3,244
74 Mortgage servicing rights (net of related tax liability)

234
75
Deferred tax assets arising from temporary differences (net of related tax liability)

7,217
Applicable caps on the inclusion of provisions in Tier 2
76
Provisions eligible for inclusion in Tier 2 in respect of exposures subject to standardized approach (prior to application of cap)
77 Cap on inclusion of provisions in Tier 2 under standardized approach
78
Provisions eligible for inclusion in Tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)
79 Cap for inclusion of provisions in Tier 2 under internal ratings-based approach
1 References link the lines of this table to the respective reference numbers provided in the “References” column in the “CC2: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope
of consolidation” table in this section.

2 IFRS Accounting Standards netting for deferred tax assets and liabilities is reversed for items deducted from CET1 capital.

3 Includes USD 920m in a compensation-related
charge for regulatory capital purposes

4 Under IFRS Accounting Standards, debt issued and subsequently repurchased is treated as extinguished.

5 Consists of 45% of the gross

unrealized gains on debt instruments
measured at fair

value through

other comprehensive

income, which

are measured

at the lower

of cost

or market

value for

regulatory capital

purposes.

6 BCBS requirements

are exceeded

by UBS’s

Swiss SRB
requirements. Refer to the “Capital, liquidity and funding, and balance sheet“ section of the UBS Group Annual Report 2024, available under ”Annual reporting” at ubs.com/investors, for more information about the
Swiss SRB requirements.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Going and gone concern requirements

and eligible capital

91
Prudent valuation adjustments
Annual |
The

PV1

table

below

provides

a

breakdown

of

prudent

valuation

adjustments

(PVAs)

to

common

equity

tier 1
capital. These adjustments are

incremental to those made

under IFRS Accounting Standards, which

include adjustments
for liquidity and model uncertainty,

as well as credit, funding and debit valuation adjustments.
Instruments that are

measured as part of

a portfolio of

combined long and short

positions are valued

at mid-market levels
in an effort to ensure

consistent valuation of the long and short

component risks. A liquidity valuation adjustment is then
made to

the overall

net long or

short exposure

to move

the fair

value to

bid or offer,

as appropriate,

reflecting current
market liquidity levels.

Uncertainties

associated

with

the

use of

model-based

valuations

are

incorporated

into the

measurement

of fair

value
through the use

of model reserves. These

reserves reflect the amounts

that the Group

estimates should be deducted

from
valuations produced directly

by models to incorporate

uncertainties in the relevant

modeling assumptions, in the

model
and market inputs used, or in the calibration of the model output to adjust for known model deficiencies.
In an

effort to

ensure compliance

with the

prudent valuation

requirements, UBS

has established

systems, controls

and
governance around the valuation of positions measured

at fair value.

As of 31 December 2024,

the PVA had decreased

by USD 201m to USD 167m

compared with 2023,

driven by reduced
exposure from exits,

mainly in Non-core and Legacy.
›
Refer to “Note 21 Fair value measurement” in the “Consolidated financial statements” section of the UBS Group Annual Report
2024, available under “Annual reporting” at ubs.com/investors
, for more information about the valuation adjustments

in the
financial accounts and related governance

PV1: Prudent valuation adjustments (PVA)
As of 31.12.24
USD m Equity Interest rates FX Credit Commodities Total
Of which: In
the trading
book
Of which: In
the banking
book
1 Closeout uncertainty, of which: (26) (23) 0 (69) 0 (118) (59) (58)
2 Mid-market value
3 Closeout cost
4 Concentration (26) (23) 0 (69) 0 (118) (59) (58)
5 Early termination
6 Model risk
7 Operational risk
8 Investing and funding costs
9 Unearned credit spreads 0 0 0 (49) 0 (49) (49) 0
10 Future administrative costs
11 Other
12 Total adjustment
1
(26) (23) 0 (118) 0 (167) (109) (58)
As of 31.12.23
1 Closeout uncertainty, of which: (33) (159) (3) (84) 0 (279) (157) (123)
2 Mid-market value
3 Closeout cost
4 Concentration (33) (159) (3) (84) 0 (279) (157) (123)
5 Early termination
6 Model risk
7 Operational risk
8 Investing and funding costs
9 Unearned credit spreads 0 0 0 (89) 0 (89) (89) 0
10 Future administrative costs
11 Other
12 Total adjustment
1
(33) (159) (3) (173) 0 (368) (245) (123)
1 Valuation

adjustments already

recognized under

the financial

accounting standards

are USD

1,428m as

of 31

December 2024

(31 December

2023: USD

2,915m), of

which valuation

adjustments account

for
USD 746m (31 December 2023:

USD 2,051m) for liquidity

and USD 460m (31

December 2023: USD 603m)

for model uncertainty. Further details

are provided in “Note

21 Fair Value measurement” in the

“Consolidated
financial statements” section of the UBS Group Annual Report 2024, available under “Annual reporting” at ubs.com/investors.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Total loss-absorbing capacity

Total loss-absorbing capacity
Resolution group – composition of total loss-absorbing

capacity
Semi-annual

|
The

TLAC1

table

below

is

based

on

Basel

Committee

on

Banking

Supervision

rules

and

only

applicable

to
UBS Group AG

as

the

ultimate

parent

entity

of

the

defined

UBS

resolution

group,

to

which,

in

case

of

resolution,
resolution tools (e.g. a bail-in) are expected to be applied.
In the second half of 2024, our eligible

additional tier 1 (AT1) instruments increased

by USD 0.7bn, mainly driven by the
issuance of

new AT1

capital

instruments

equivalent

to

USD 1.6bn,

partly offset

by the

call of

AT1

capital

instruments
equivalent to USD 1.0bn.
Non-regulatory capital

instruments decreased

by USD 8.2bn,

mainly due

the call

of USD 7.9bn

equivalent of

total loss-
absorbing capacity (TLAC

)-eligible senior unsecured

debt instruments,

as well as

USD 3.1bn equivalent

of TLAC-eligible
senior unsecured

debt instruments

and USD 0.3bn

of tier 2

instruments

ceasing to

be eligible

as they

entered the

final
year before maturity.

These effects were

partly offset by

new issuances of

USD 2.0bn equivalent of

TLAC-eligible senior
unsecured debt

instruments,

as well

as positive

impacts from

interest rate

risk hedge,

foreign currency

translation and
other effects.
TLAC1: TLAC composition for G-SIBs (at resolution group level)
31.12.24 30.6.24 31.12.23
1
USD m, except where indicated
Regulatory capital elements of TLAC and adjustments
1 Common Equity Tier 1 capital (CET1)

71,367

76,104

78,002
2
Additional Tier 1 capital (AT1) before TLAC adjustments

16,372

15,700

13,892
3 AT1 ineligible as TLAC as issued out of subsidiaries to third parties
4
Other adjustments

5
Total AT1 instruments eligible under the TLAC framework

16,372

15,700

13,892
6
Tier 2 capital (T2) before TLAC adjustments

1

0

1
7
Amortized portion of T2 instruments where remaining maturity

> 1 year

8
T2 capital ineligible as TLAC as issued out of subsidiaries

to third parties
9
Other adjustments

10
Total T2 instruments eligible under the TLAC framework

1

0

1
11
TLAC arising from regulatory capital

87,739

91,804

91,895
Non-regulatory capital elements of TLAC

12
External TLAC instruments issued directly by the bank and subordinated to excluded liabilities
13
External TLAC instruments issued directly by the bank which are not subordinated to excluded liabilities but meet all other

TLAC
term sheet requirements

97,449

105,350

106,567
14 of which: amount eligible as TLAC after application of the caps
15
External TLAC instruments issued by funding vehicles prior

to 1 January 2022

207

536

538
16
Eligible ex ante commitments to recapitalize a G-SIB in

resolution
17 TLAC arising from non-regulatory capital instruments before adjustments

97,655

105,886

107,106
Non-regulatory capital elements of TLAC: adjustments
18 TLAC before deductions

185,395

197,690

199,001
19
Deductions of exposures between multiple-point-of-entry

(MPE) resolution groups that correspond to items

eligible for TLAC (not
applicable to SPE G-SIBs)
20 Deduction of investments in own other TLAC liabilities
2
21
Other adjustments to TLAC

22 TLAC after deductions

185,395

197,690

199,001
Risk-weighted assets and leverage exposure measure for TLAC purposes
23 Total risk-weighted assets adjusted as permitted under the TLAC regime

498,538

511,376

546,505
24 Leverage exposure measure

1,519,477

1,564,201

1,695,403
TLAC ratios and buffers
25
TLAC (as a percentage of risk-weighted assets adjusted as permitted under the TLAC regime)

37.19

38.66

36.41
26 TLAC (as a percentage of leverage exposure)

12.20

12.64

11.74
27
CET1 (as a percentage of risk-weighted assets) available after meeting the resolution group’s minimum capital and TLAC
requirements

9.60

9.95

8.81
28
Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher

loss
absorbency requirement, expressed as a percentage of

risk-weighted assets)

3.66

3.66

3.64
29 of which: capital conservation buffer requirement

2.50

2.50

2.50
30 of which: bank-specific countercyclical buffer requirement

0.16

0.16

0.14
31
of which: higher loss absorbency requirement

1.00

1.00

1.00
1 Comparative-period information has been revised.

Refer to “Note 2 Accounting for the acquisition

of the Credit Suisse Group” in the

“Consolidated financial statements” section of

the UBS Group Annual Report
2024, available under “Annual reporting” at ubs.com/investors,

for more information.

2 Under IFRS Accounting Standards, debt issued and subsequently repurchased is treated as extinguished.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Total loss-absorbing capacity

Resolution entity – creditor ranking at legal entity level
Semi-annual

|
The

TLAC3

table

below

provides

an

overview

of

the

creditor

ranking

structure

of

the

resolution

entity,
UBS Group AG, on a standalone basis.
UBS Group AG issues loss-absorbing AT1 capital instruments and

TLAC-eligible senior unsecured debt.

UBS Group AG grants Deferred

Contingent Capital Plan

awards to UBS Group

employees,

which qualify as Basel

III AT1
capital

on

a

UBS Group

consolidated

basis

and

totaled

USD 2,044m

as

of

31 December

2024

(30 June

2024:
USD 2,076m). The related

liabilities of UBS Group AG

on a standalone

basis of USD 1,519m

(30 June 2024: USD 1,392m)
are not included in the table below, as these do not give

rise to any current claims until the awards are legally vested

.
As

of

31 December

2024,

the

TLAC

available

on

a

UBS Group AG

consolidated

basis

amounted

to

USD 185,395m
(30 June 2024: USD 197,690m).
›
Refer to the UBS Group AG Standalone financial

statements and regulatory information for the year

ended 31 December 2024,
available under “Holding company and significant regulated

subsidiaries and sub-groups” at
ubs.com/investors , for more
information about UBS Group AG standalone for the year

ended 31 December 2024
›
Refer to “Bondholder information” at ubs.com/investors

for more information
›
Refer to the “TLAC1: TLAC composition for

G-SIBs (at resolution group level)” table in this section

for more information about
TLAC for UBS Group AG consolidated
TLAC3: Creditor ranking at legal entity level for the resolution entity,

UBS Group AG
As of 31.12.24 Creditor ranking Total
USD m 1 2 3
1 Description of creditor ranking
Common shares
(most junior)
2
Additional Tier 1
Bail-in debt and
pari passu
liabilities
(most senior)
2 Total capital and liabilities net of credit risk mitigation
1

64,478

15,193

117,172

196,844
3
Subset of row 2 that are excluded liabilities

4 Total capital and liabilities less excluded liabilities (row 2 minus row 3)

64,478

15,193
3,4,5

117,172
6,7,8

196,844
5
Subset of row 4 that are potentially eligible as TLAC

64,478

14,889

104,864
9

184,232
6 Subset of row 5 with 1 year ≤ residual maturity < 2 years

17,251
10

17,251
7 Subset of row 5 with 2 years ≤ residual maturity < 5 years

36,522

36,522
8 Subset of row 5 with 5 years ≤ residual maturity < 10 years

37,611

37,611
9
Subset of row 5 with residual maturity ≥ 10 years, but excluding perpetual securities

13,479

13,479
10 Subset of row 5 that is perpetual securities

64,478

14,889

79,368
1 No credit risk mitigation is applied to capital

and liabilities for UBS Group AG standalone.

2 Common shares including the associated reserves are equal

to the equity of UBS Group AG standalone attributable

to
shareholders.

3 Includes interest expense accrued

on AT1 capital instruments,

which is not eligible as

TLAC.

4 AT1 instruments

in the total amount of

USD 1.1bn were redeemed and

AT1 instruments in

a total
amount of USD 1.6bn were issued during the

six months ended 31 December 2024.

5 Includes an AT1 instrument in the amount

of USD 1.3bn, the call of which was

announced on 10 January 2025 and executed
on 19 February 2025.

6 Includes interest

expense accrued on bail-in

debt, interest-bearing liabilities

that consist of

loans from UBS

AG and UBS

Switzerland AG, negative

replacement values,

and tax and

other
liabilities that are not excluded liabilities

under Swiss law and that rank

pari passu to bail-in debt.

7 Bail-in debt of USD 6.4bn

was redeemed and bail-in debt

of USD 2bn was issued during

the six months ended
31 December 2024.

8 Includes bail-in debt in

the amount of USD

1.6bn, the call of which

was announced on 18

December 2024 and executed on

16 January 2025.

9 Bail-in debt of

USD 7.3bn has a

residual
maturity of less than one year and is not potentially eligible as TLAC.

10 Includes bail-in debt in the amount of USD 1.6bn, the call of which was announced on 8 January

2025 and executed on 29 January 2025.
▲
Leverage ratio
Basel III leverage ratio
Quarterly |

The Basel Committee

on Banking Supervision

(the BCBS) leverage ratio,

as summarized in

the “KM1: Key

metrics“
table in

section 2

of this

report,

is calculated

by dividing

the period-end

tier 1 capital

by the

period-end leverage

ratio
denominator (the LRD).
The LRD consists of on-balance sheet assets and off-balance sheet items based on IFRS Accounting Standards. Derivative exposures are

adjusted for

a number of

items, including

replacement values

and eligible

cash variation

margin netting,
the current

exposure method add-on

for potential

future exposure

and net

notional amounts

for written

credit derivatives.
The LRD also includes an additional charge for counterparty

credit risk related to securities financing transactions (SFTs).
The table below shows the difference between IFRS Accounting

Standards total assets per the consolidation scope under
IFRS Accounting

Standards and

the BCBS

total on-balance

sheet exposures.

Those exposures

are the

starting point

for
calculating

the

BCBS

LRD,

as

shown

in

the

LR2

table

in

this

section.

The

difference

is

due

to

the

application

of

the
regulatory scope

of consolidation

for the

purpose of

the BCBS

calculation. In

addition, carrying

amounts for

derivative
financial instruments and SFTs

are deducted from

IFRS Accounting Standards total

assets. They are

measured differently
under BCBS leverage ratio rules and are therefore added back in separate exposure line items in the LR2 table.

31 December 2024 Pillar 3 Report |
UBS Group | Leverage ratio

Difference between the Swiss SRB and BCBS leverage ratio
The LRD is

the same under

Swiss systemically relevant

bank (SRB) and

BCBS rules. However,

there is a

difference in

the
capital numerator between the two frameworks. Under BCBS

rules only common equity tier 1 and additional

tier 1 (AT1)
capital are included

in the numerator.

Under Swiss SRB rules

UBS is required

to meet going and

gone concern leverage
ratio requirements.

Therefore,

depending on

the requirement,

the numerator

includes tier 1

capital instruments,

tier 2
capital instruments and / or total loss-absorbing capacity-eligible senior unsecured debt.
Reconciliation of IFRS Accounting Standards total assets to BCBS Basel III total on-balance sheet exposures excluding derivatives and securities financing transactions
USD m 31.12.24 30.9.24 31.12.23
On-balance sheet exposures
1 IFRS Accounting Standards total assets

1,565,028

1,623,941

1,716,924
1
2
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting
purposes but outside the scope of regulatory consolidation
2

(17,750)

(18,916)

(19,086)
3
Adjustment for investments in banking, financial, insurance or commercial entities that are outside the scope of consolidation for accounting purposes but consolidated for regulatory

purposes
2

1,230

1,258

3,235
4
Adjustment for fiduciary assets recognized on the balance

sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
5
Less carrying amount of derivative financial instruments in IFRS

Accounting Standards total assets
3

(229,505)

(204,221)

(218,540)
6
Less carrying amount of securities financing transactions in IFRS Accounting

Standards total assets

(166,819)

(160,503)

(154,017)
7 Adjustments to accounting values

645
1
8
On-balance sheet items excluding derivatives and securities financing transactions, but including collateral

1,152,183

1,241,559

1,329,162
9
Asset amounts deducted in determining BCBS Basel III

tier 1 capital

(11,586)

(11,010)

(11,460)
9a Transitional CET1 capital purchase price allocation adjustments
4

4,211
10 Total on-balance sheet exposures (excluding derivatives and securities financing transactions) 1,140,598 1,230,549 1,321,913
1 Comparative-period information has been revised.

Refer to “Note 2 Accounting for the acquisition

of the Credit Suisse Group” in the

“Consolidated financial statements” section of

the UBS Group Annual Report
2024, available

under “Annual

reporting” at ubs.com/

investors, for

more information.

Due to materiality

considerations, we

have kept

the leverage

ratio denominator

unchanged and

reversed the

impact in

the
“Adjustments to

accounting values” line.

2 Row 3

includes entities which

are consolidated under

the regulatory scope

of consolidation, but

not under the

IFRS scope of

consolidation. Reports prior

to the third
quarter of 2024 report had also included

exposures related to certain special purpose

vehicles which had been deconsolidated

in row 2 and included in row

3. From the third quarter of

2024 onward, this approach
has been refined, with no bottom-line impact on row 10. The comparative period has not been restated.

3 Reports prior to this fourth quarter of 2024 report had included certain exposures related to derivative cash collateral in

On-balance sheet

exposures. From

the fourth

quarter of

2024 onward,

we have

refined the

approach to

include these

exposures in

Derivatives, which

had no

bottom-line impact

on total

LRD. The
comparative periods have not been restated.

4 In the third quarter of

2024, we accelerated the amortization of

the remaining transitional CET1 capital purchase

price allocation adjustments. Refer to the

“Introduction
and basis for preparation” section of this report for more information about the change in CET1 capital deduction items.
▲
LRD development during the fourth quarter of 2024
Quarterly |
During the

fourth quarter of 2024,

the LRD decreased by

USD 88.9bn to USD 1,519.5bn. The

decrease was driven
by currency effects of USD 68.9bn,

as well as asset size and other movements of USD

20.0bn.
On-balance sheet exposures

(excluding derivatives

and securities

financing transactions) decreased

by USD 90.0bn, mainly
due to

currency effects

of USD 55.0bn

and asset

size and

other movements

of USD 34.9bn.

The asset

size movement
was mainly due to decreases in cash and balances at

central banks, as well as lending balances due to negative

net new
loans

in

Personal

&

Corporate

Banking.

There

were

also

decreases

in

other

financial

assets

measured

at

fair

value,
reflecting disposals of high-quality liquid asset portfolio securities and of trading assets due to decreases in the inventory held in the Investment Bank to hedge client positions, as well as

Non-core and Legacy unwinding activities.
Derivative exposures

decreased by

USD 1.7bn, mainly

due to

currency effects

of USD 5.3bn,

partly offset

by asset

size
and other movements of USD 3.6bn.

The asset size movement was

mainly due to market-driven

movements on foreign
currency contracts in the Investment Bank, partly offset by lower trading volumes, mainly in Non-core and Legacy.
Securities financing transactions increased by USD 5.4bn, mainly due to asset size and other movements of USD 11.3bn, partly

offset

by currency

effects

of USD

5.9bn. The

asset

size movement

mainly reflect

ed higher

cash reinvestment

in
Group Treasury.
›
Refer to “Leverage ratio denominator” in the

“Risk, capital, liquidity and funding, and balance

sheet” section of the UBS Group
fourth quarter 2024 report,

available under “Quarterly reporting” at
ubs.com/investors , for more information

31 December 2024 Pillar 3 Report |
UBS Group | Leverage ratio

LR1: BCBS Basel III leverage ratio summary comparison
USD m 31.12.24 30.9.24 31.12.23
1 Total consolidated assets as per published financial statements

1,565,028

1,623,941

1,716,924
1
2
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting
purposes but outside the scope of regulatory consolidation
2,3

(29,335)

(29,926)

(30,545)
3
Adjustment for fiduciary assets recognized on the balance

sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure
4 Adjustments for derivative financial instruments

(97,478)

(70,498)

(90,417)
5
Adjustment for securities financing transactions (i.e. repos and similar secured lending)

10,246

11,160

11,422
6
Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)

69,788

72,407

79,927
7 Other adjustments

1,230

1,258

8,091
1
7a of which: Transitional CET1 capital purchase price allocation adjustments
4

4,211
7b
of which: consolidated entities under the regulatory scope

of consolidation
3

1,230

1,258

3,235
8 Leverage ratio exposure (leverage ratio denominator)

1,519,477

1,608,341

1,695,403
1 Comparative-period information has been revised.

Refer to “Note 2 Accounting for the acquisition

of the Credit Suisse Group” in the

“Consolidated financial statements” section of

the UBS Group Annual Report
2024, available under “Annual reporting” at ubs.com/investors, for more information. Due to materiality considerations, we have kept the leverage ratio denominator unchanged and reversed the impact in the “Other
adjustments” line.

2 Includes assets

that are

deducted from

tier 1

capital.

3 Row 7b

includes entities

which are

consolidated under

the regulatory

scope of

consolidation, but

not under

the IFRS

scope of
consolidation. Reports prior to the third quarter of 2024

report had also included exposures related to certain special purpose vehicles which had been deconsolidated on row 2.

From the third quarter of 2024 onward,
this approach has been refined, with

no bottom-line impact on row

8. The comparative period

has not been restated.

4 In the third quarter of

2024, we accelerated the

amortization of the remaining transitional
CET1 capital purchase price allocation adjustments. Refer to the “Introduction and basis for preparation”

section of this report for more information about the change in CET1 capital deduction items.
LR2: BCBS Basel III leverage ratio common disclosure
USD m, except where indicated 31.12.24 30.9.24 31.12.23
On-balance sheet exposures
1
On-balance sheet items (excluding derivatives and securities financing transactions (SFTs), but including collateral)
1

1,152,183

1,241,559

1,329,162
2 (Asset amounts deducted in determining Basel III Tier 1 capital)

(11,586)

(11,010)

(11,460)
2a Transitional CET1 capital purchase price allocation adjustments
2

4,211
3 Total on-balance sheet exposures (excluding derivatives and SFTs)

1,140,598

1,230,549

1,321,913
Derivative exposures
4
Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)
1

75,116

67,128

62,634
5
Add-on amounts for PFE associated with all derivatives transactions

102,062

112,017

107,548
6
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative
accounting framework
7
(Deductions of receivables assets for cash variation margin provided in derivatives transactions)

(26,967)

(26,864)

(31,746)
8
(Exempted QCCP leg of client-cleared trade exposures)

(19,136)

(20,691)

(13,092)
9
Adjusted effective notional amount of all written credit

derivatives
3

63,230

71,021

132,275
10
(Adjusted effective notional offsets and add-on deductions for written credit derivatives)
4

(62,278)

(68,889)

(129,495)
11 Total derivative exposures

132,027

133,723

128,123
Securities financing transaction exposures
12
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions

267,231

268,175

259,336
13 (Netted amounts of cash payables and cash receivables of gross SFT assets)

(100,411)

(107,672)

(105,319)
14 CCR exposure for SFT assets

10,245

11,160

11,422
15 Agent transaction exposures
16 Total securities financing transaction exposures

177,065

171,663

165,439
Other off-balance sheet exposures
17 Off-balance sheet exposure at gross notional amount

276,719

289,123

311,745
18 (Adjustments for conversion to credit equivalent amounts)

(206,931)

(216,716)

(231,818)
19 Total off-balance sheet items

69,788

72,407

79,927
Total exposures (leverage ratio denominator)

1,519,477

1,608,341

1,695,403
Capital and total exposures (leverage ratio denominator)
20 Tier 1 capital

87,739

91,024

91,894
5
21 Total exposures (leverage ratio denominator)

1,519,477

1,608,341

1,695,403
Leverage ratio
22 Basel III leverage ratio (%)

5.8

5.7

5.4
5
1 Reports prior to this fourth quarter of 2024

report had included certain exposures related to derivative

cash collateral in On-balance sheet exposures.

From the fourth quarter of 2024

onward, we have refined the
approach to include these exposures in Derivatives, which had no bottom-line impact on total LRD. The comparative

periods have not been restated.

2 In the third quarter of 2024, we accelerated the amortization of the remaining transitional

CET1 capital purchase

price allocation adjustments.

Refer to the “Introduction

and basis for preparation”

section of this report

for more information about

the change in CET1

capital
deduction items.

3 Includes protection sold, including agency transactions.

4 Protection sold can be offset with protection

bought on the same underlying reference entity,

provided that the conditions according
to the Basel III leverage ratio framework and disclosure requirements are met.

5 Comparative-period information has been revised. Refer to “Note 2 Accounting for the acquisition of the Credit Suisse Group” in the
“Consolidated financial statements”

section of the

UBS Group Annual

Report 2024, available

under “Annual

reporting” at ubs.com/investors,

for more information.

Tier 1 capital

information was restated

for the
comparative period. Due to materiality considerations, we have kept the leverage ratio denominator unchanged.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Liquidity and funding

Liquidity and funding
Liquidity risk management
Annual |
The table below

presents an overview

of risk management

disclosures related

to risks resulting

from liquidity

and
funding activities that are

provided separately in the

UBS Group Annual Report

2024, available under “Annual

reporting”
at
ubs.com/investors
.
LIQA: Liquidity risk management
Pillar 3 disclosure requirement UBS Group Annual Report 2024 section Disclosure
UBS Group Annual
Report 2024 page
number
Liquidity risk management,
including risk tolerance and target /
limit setting, monitoring and
reporting, including policies and
practices, as well as governance and
governance structure
Capital, liquidity and funding, and
balance sheet
–
Liquidity and funding management:

Strategy, objectives and
governance
148
Funding risk strategy and
management: objective,
diversification of funding sources,
limits and targets approach
Capital, liquidity and funding, and
balance sheet
–
Liquidity and funding management: Management of liquidity
and funding risk and Strategy, objectives and governance
148–150
Liquidity risk management and
strategy: objective, diversification of
liquid assets, limits and targets
approach
Capital, liquidity and funding, and
balance sheet
–
Liquidity and funding management: Liquidity and funding
stress testing and Strategy, objectives and governance
148–149
Stress-testing approach and stress
scenario description
Capital, liquidity and funding, and
balance sheet
–
Liquidity and funding management: Liquidity and funding
stress testing
148–149
Contingency funding plan Capital, liquidity and funding, and balance sheet
–
Liquidity and funding management: Contingency funding
plan
150
Asset encumbrance (encumbered,
unencumbered and assets that
cannot be pledged as collateral)
Capital, liquidity and funding, and
balance sheet
–
Balance sheet and off-balance sheet: Asset encumbrance

152
Limitations on the transferability of
liquidity
Capital, liquidity and funding, and
balance sheet
– Liquidity and funding management / Liquidity coverage ratio:
Trapped liquidity at Group level (High-quality liquid assets paragraph)
150
Maturity of assets and liabilities to
provide a view on the balance sheet
and off-balance sheet structure
Consolidated financial statements
–
Note 24 Maturity analysis of assets and liabilities 351–353
▲

31 December 2024 Pillar 3 Report |
UBS Group | Liquidity and funding

Liquidity coverage ratio
Quarterly |
We monitor

the liquidity

coverage

ratio (the

LCR) in

all significant

currencies

in order

to manage

any currency
mismatch between high-quality liquid assets (HQLA) and

the net expected cash outflows in times of stress.
▲
Pillar 3 disclosure requirement UBS Group Annual Report 2024 section Disclosure
UBS Group Annual
Report 2024 page
number
Concentration of funding sources Capital, liquidity and funding, and balance sheet
–
Balance sheet and off-balance sheet: Liabilities by product
and currency
154
Concentration of funding sources Capital, liquidity and funding, and balance sheet

– Liquidity and funding management: Management of liquidity
and funding risk
149–150
Currency mismatch in the LCR Capital, liquidity and funding, and balance sheet

–
Liquidity and funding management:

Liquidity coverage ratio
150
High-quality liquid assets
Quarterly |
HQLA must be easily and immediately convertible into cash

at little or no loss of value, especially during a period
of stress. HQLA

are assets that

are of low

risk and

are unencumbered. Other

characteristics of HQLA

are ease and

certainty
of valuation, low correlation with risky assets, listing of the assets on a developed and recognized exchange, existence of
an active and sizable

market for the

assets, and low volatility.

Our HQLA predominantly

consist of assets that

qualify as
Level 1

in the

LCR framework,

including cash,

central

bank

reserves

and government

bonds.

In the

fourth

quarter

of
2024, our HQLA decreased by USD 29.1bn to USD 331.5bn,

mainly reflecting lower cash available, driven by a decrease in customer deposits, lower debt

issued measured at amortized cost

and lower short-term borrowings, as well

as funding
of trading assets.

The overall composition of HQLA remained unchanged.
High-quality liquid assets (HQLA)
Average 4Q24
1
Average 3Q24
1
USD bn, except where indicated
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Level 1
weighted
liquidity
value
2
Level 2
weighted
liquidity
value
2
Total
weighted
liquidity
value
2
Cash balances
3

231.5

231.5

254.9

254.9
Securities (on- and off-balance sheet)

75.8

24.2

100.0

79.9

25.8

105.7
Total HQLA
4

307.3

24.2

331.5

334.8

25.8

360.6
1 Calculated based on an average of 64 data points in the fourth quarter of 2024 and 65 data points in the third quarter of 2024.

2 Calculated after the application of haircuts and, where applicable, caps on Level 2 assets.

3 Includes cash and balances at central banks and other eligible balances as prescribed by FINMA.

4 Calculated in accordance with FINMA requirements.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Liquidity and funding

LCR development during the fourth quarter of 2024

Quarterly |
In the fourth quarter of 2024, the

quarterly average LCR of the UBS

Group decreased 10.9 percentage

points to
188.4%, remaining above

the prudential requirement communicated

by the

Swiss Financial Market

Supervisory Authority
(FINMA).

The movement in the quarterly average LCR was

primarily driven by a decrease in HQLA of

USD 29.1bn to USD 331.5bn,
mainly

reflecting

lower

cash

available,

driven

by

a

decrease

in

customer

deposits,

lower

debt

issued

measured

at
amortized cost and

lower short-term

borrowings, as well

as funding of

trading assets.

The aforementioned

decrease in
HQLA was partly offset by a

decrease in net cash outflows of

USD 5.0bn to USD 176.0bn, reflecting

lower net outflows
from derivatives and debt issued measured at amortized

cost, partly offset by higher outflows from customer deposits.
LIQ1: Liquidity coverage ratio (LCR)
Average 4Q24
1
Average 3Q24
1
USD bn, except where indicated
Unweighted
value
Weighted
value
2
Unweighted
value
Weighted
value
2
High-quality liquid assets (HQLA)
1 Total HQLA

336.0

331.5

365.6

360.6
.
Cash outflows
2 Retail deposits and deposits from small business customers

350.0

40.2

350.1

40.2
3 of which: stable deposits

31.2

1.1

30.2

1.1
4 of which: less stable deposits

318.9

39.1

319.9

39.1
5 Unsecured wholesale funding

279.9

139.4

278.5

138.7
6 of which: operational deposits (all counterparties)

66.5

16.5

67.4

16.7
7 of which: non-operational deposits (all counterparties)

200.6

110.1

195.3

106.2
8 of which: unsecured debt

12.8

12.8

15.8

15.8
9 Secured wholesale funding

86.2

79.5
10 Additional requirements:

172.9

45.6

186.1

48.6
11 of which: outflows related to derivatives and other transactions

85.1

25.5

94.9

28.2
12 of which: outflows related to loss of funding on debt products
3

0.4

0.4

0.2

0.2
13 of which: committed credit and liquidity facilities

87.4

19.7

91.1

20.2
14 Other contractual funding obligations

25.6

23.7

25.8

24.0
15 Other contingent funding obligations

361.4

12.7

376.1

11.9
16 Total cash outflows

347.8

343.0
Cash inflows
17 Secured lending

276.1

105.4

253.9

97.4
18 Inflows from fully performing exposures

80.2

36.6

83.2

38.0
19 Other cash inflows

29.7

29.7

26.6

26.6
20 Total cash inflows

386.1

171.8

363.7

161.9
Average 4Q24
1
Average 3Q24
1
USD bn, except where indicated
Total adjusted
value
4
Total adjusted
value
4
Liquidity coverage ratio (LCR)
21 Total HQLA

331.5

360.6
22 Net cash outflows

176.0

181.1
23 LCR (%)

188.4

199.2
1 Calculated based

on an average

of 64 data

points in the

fourth quarter of

2024 and 65

data points in

the third quarter

of 2024.

2 Calculated after

the application of

haircuts and inflow

and outflow rates.

3 Includes outflows related to loss of funding on asset

-backed securities, covered bonds,

other structured financing instruments, asset-backed

commercial papers, structured entities (conduits),

securities investment
vehicles and other such financing facilities.

4 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

▲

31 December 2024 Pillar 3 Report |
UBS Group | Liquidity and funding

Net stable funding ratio
Net stable funding ratio development during the fourth quarter of 2024

Semi-annual |

As of 31 December

2024, the net

stable funding

ratio of

the UBS

Group decreased

1.3 percentage points

to
125.5%, remaining above the prudential requirement

communicated by FINMA.
Available stable

funding decreased

by USD 47.5bn

to USD 856.8bn,

mainly driven

by lower

customer deposits,

largely
driven by currency effects, lower regulatory capital and lower debt issued.

Required stable funding

decreased by USD

30.3bn to USD 682.5bn,

mainly reflecting

lower lending assets,

which were
also largely driven by currency effects.

›
Refer to “Liquidity and funding management” in

the “Capital,

liquidity and funding, and balance sheet”

section of the UBS Group
Annual Report 2024, available under ”Annual

reporting” at
ubs.com/investors , for more information
LIQ2: Net stable funding ratio (NSFR)
31.12.24 30.9.24
Unweighted value by residual maturity Unweighted value by residual maturity
USD bn
No Maturity < 6 months
6 months to
< 1 year ≥ 1 year
Weighted
Value No Maturity < 6 months
6 months to
< 1 year ≥ 1 year
Weighted
Value
Available stable funding (ASF) item
1 Capital: 82.2 13.2 95.5 84.8 14.0 98.9
2 Regulatory Capital 82.2 13.0 95.2 84.8 13.8 98.6
3 Other Capital Instruments 0.2 0.2 0.3 0.3
4 Retail deposits and deposits from small business
customers: 383.5 9.0 17.4 372.2 402.0 9.1 17.3 388.9
5 Stable deposits 31.8 0.1 0.0 30.3 31.6 0.1 0.0 30.2
6 Less stable deposits 351.6 8.9 17.4 341.9 370.4 9.0 17.3 358.7
7 Wholesale Funding: 475.6 58.4 217.3 381.8 489.5 68.3 236.6 409.9
8 Operational Deposits 66.2 33.1 72.5 36.3
9 Other wholesale funding 409.4 58.4 217.3 348.7 417.0 68.3 236.6 373.7
10 Liabilities with matching interdependent assets 4.9 4.4
11 Other liabilities: 39.0 114.4 5.1 7.3 39.8 152.9 4.5 6.6
12 NSFR derivative liabilities 1.9
13 All other liabilities and equity not included in the
above categories 39.0 114.4 5.1 7.3 39.8 152.9 2.6 6.6
14 Total ASF 856.8 904.3
Required stable funding (RSF) item
15 Total NSFR high-quality liquid assets (HQLA) 39.6 43.4
16 Deposits held at other financial institutions for
operational purposes 13.8 7.1 15.4 7.5
17 Performing loans and securities: 51.2 301.0 48.4 446.7 507.9 47.4 307.3 56.3 469.7 533.9
18 Performing loans to financial institutions secured by
Level 1 HQLA or Level 2a HQLA 66.5 0.2 0.3 10.2 66.7 0.3 0.3 8.8
19 Performing loans to financial institutions secured by
Level 2b HQLA or non-HQLA and unsecured
performing loans to financial institutions 80.8 6.5 41.3 59.9 79.8 12.2 42.5 63.8
20 Performing loans to non-financial corporate clients,
loans to retail and small business customers, and
loans to sovereigns, central banks and PSEs, of which: 0.9 127.9 19.9 139.1 173.3 0.9 131.0 22.4 144.2 184.3
21 With a risk weight of less than or equal to 35%
under Basel II standardised approach for credit risk 0.9 57.5 5.2 3.3 15.4 0.9 56.5 8.6 3.1 19.6
22 Performing residential mortgages, of which: 22.2 17.9 243.2 198.4 26.8 18.4 256.9 212.5
23 With a risk weight of less than or equal to 35%
under Basel II standardised approach for credit risk 21.5 17.6 225.5 182.3 26.0 18.1 238.6 195.7
24 Securities that are not in default and do not qualify as
HQLA, including exchange-traded equities 50.4 3.5 3.9 22.8 66.2 46.5 3.0 2.9 25.7 64.5
25 Assets with matching interdependent liabilities 4.9 4.4
26 Other assets: 44.6 32.1 0.3 136.0 122.7 46.0 67.5 0.3 139.2 122.6
27 Physical traded commodities, including gold 2.4 2.1 2.5 2.2
28 Assets posted as initial margin for derivative contracts
and contributions to default funds of CCPs 38.4
1
32.6 42.7
1
36.3
29 NSFR derivative assets 10.9
1
10.9

0.0
1

0.0
30 NSFR derivative liabilities before deduction of variation margin posted 72.0
1
14.4 76.5
1
15.3
31 All other assets not included in the above categories 42.2 32.1 0.3 14.8 62.7 43.5 67.5 0.3 20.0 68.9
32 Off-balance sheet items 44.8 8.9 60.6 5.2 52.8 9.4 54.4 5.4
33 Total RSF 682.5 712.8
34 Net stable funding ratio (%) 125.5 126.9
1 The ≥ 1 year maturity bucket includes balances for which differentiation by maturity is not required.
▲

31 December 2024 Pillar 3 Report |
UBS Group | Remuneration

Remuneration
Annual

|
Pillar 3

disclosures

on

remuneration

are

separately

provided

on

pages

179–180

and

pages

199–242

in

the
UBS Group Annual Report 2024, available under “Annual

reporting” at
ubs.com/investors
.
▲
Requirements for global systemically important banks
and related indicators
GSIB1: Disclosure of G-SIB indicators
Semi-annual |
The Financial Stability Board

(the FSB) has determined that

UBS is a global

systemically important bank (a G-SIB),
using an indicator-based

methodology adopted by

the Basel Committee

on Banking Supervision (the

BCBS). Banks that
qualify as G-SIBs are required

to disclose 13 high-level indicators annually

for assessing the systemic importance of

G-SIBs
as defined

by the

BCBS. These

indicators are

used for the

G-SIB score

calculation and

cover five

categories: size,

cross-
jurisdictional activity, interconnectedness, substitutability / financial institution infrastructure, and complexity.
In November 2024, the FSB, in consultation with the BCBS

and national authorities, published the 2024 list of G-SIBs.

Based

on

the

published

indicators,

G-SIBs

are

subject

to

additional

common

equity

tier 1

(CET1)

capital

buffer
requirements in

a range

from 1.0%

to 3.5%.

In November

2023, the

FSB confirmed

that the

additional

CET1

capital
buffer requirement for the UBS Group would increase to 1.5%, from 1.0%, as of

1 January 2025. This increase followed
the acquisition of the

Credit Suisse Group in

June 2023 and remained unchanged

based on the year-end

2023 indicators.
As our

Swiss systemically relevant

bank (SRB) Basel III

capital requirements remain

above the BCBS

requirements, including
the increased G-SIB buffer, we are not affected by these

additional G-SIB requirements.
The BCBS introduced a leverage ratio buffer for G-SIBs as a part of the finalization of the Basel III framework announced in

December

2017.

The

leverage

ratio

buffer

is

set

at

50%

of

risk-weighted

higher-loss

absorbency

requirements.
Implementation of

the final

Basel III framework

in Switzerland

entered into

force on

1 January 2025.

As our Swiss

SRB
requirements remain above the BCBS requirements,

we do not expect these changes to increase our requirements.
We provide

our G-SIB

indicators as

of 31 December

2023 under

“Pillar 3 disclosures”

at
ubs.com/investors
. Our

G-SIB
indicators as of 31 December 2024 will be published

in July 2025 under “Pillar 3 disclosures” at
ubs.com/investors
.
▲

31 December 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Introduction

101
Significant regulated subsidiaries
and sub-groups
Introduction
Scope of disclosures in these sections
The sections below include

capital and other regulatory

information as of 31 December

2024 for UBS AG consolidated,
UBS AG

standalone,

UBS Switzerland AG

standalone,

UBS Europe SE

consolidated,

UBS Americas Holding LLC
consolidated and Credit Suisse International standalone. Capital information in the following sections is based on Pillar 1 capital requirements.

Entities may

be subject

to significant

additional Pillar

2 requirements,

which represent

additional
amounts of capital considered necessary and are agreed with regulators based on the risk profile of the respective entity.
Merger of UBS AG and Credit Suisse AG
On 31 May

2024, the

merger of

UBS AG and

Credit Suisse AG

was completed,

with UBS AG

becoming the

sole Swiss
parent entity,

succeeding by

operation of

Swiss law

to all

assets and

liabilities of

Credit Suisse

AG, and

becoming the
direct or indirect shareholder of all of the

former direct and indirect subsidiaries of

Credit Suisse AG. UBS has accounted
for the acquisition

as a

business combination

under common

control. As

part of this

method of accounting,

the assets
and

liabilities

of

Credit

Suisse AG

have

been

converted

from

US

generally

accepted

accounting

principles

to

IFRS
Accounting Standards. Prior periods have not been restated.
Merger of UBS Switzerland AG and Credit Suisse (Schweiz)

AG
On

1 July

2024,

the

merger

of

UBS

Switzerland AG

and

Credit

Suisse

(Schweiz) AG

was

completed,

with
UBS Switzerland AG succeeding by operation of Swiss law to all rights and obligations of Credit Suisse (Schweiz) AG and
becoming

the

direct

or

indirect

shareholder

of

all

of

the

former

direct

and

indirect

subsidiaries

of

Credit

Suisse
(Schweiz) AG.

UBS

has

accounted

for

the

merger

under

IFRS

Accounting

Standards,

including

common

control
accounting principles. IFRS Accounting

Standards are the basis

for Basel Committee on

Banking Supervision Basel III rules.
Prior periods have not been

restated. Under Swiss generally accepted

accounting principles, UBS has

initially recognized
the assets and liabilities retroactively as of 1 April 2024 on the basis of their previous book values.
UBS Americas Holding LLC consolidated
Reparenting of Credit Suisse Holdings (USA), Inc. to UBS Americas

Holding LLC
On 7 June 2024, Credit Suisse Holdings

(USA), Inc. was reparented to UBS Americas Holding

LLC, which became the sole
intermediate holding company of UBS in the USA, succeeding by operation of US law to all assets and liabilities of Credit
Suisse

Holdings

(USA),

Inc.

and

becoming

the

direct

or

indirect

shareholder

of

all

of

the

former

direct

and

indirect
subsidiaries

of

Credit

Suisse

Holdings

(USA),

Inc.

Prior

periods

have

not

been

restated.

UBS

has

accounted

for

the
acquisition as a business combination under common control.
Federal Reserve Board stress capital buffer requirements
In August 2024, the Federal

Reserve Board assigned UBS

Americas Holding LLC a stress

capital buffer (an SCB)

of 9.3%
as of 1 October 2024

(previously 9.1%)

under the Federal Reserve

Board’s SCB rule, resulting

in a total common

equity
tier 1 capital requirement of 13.8%. The SCB for our US-based intermediate holding company is based on the previously
released results

of the Federal

Reserve Board’s 2024

Dodd–Frank Act Stress

Test

(DFAST), where

UBS Americas Holding
LLC exceeded the minimum capital requiremen

ts under the severely adverse scenario.

31 December 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

102
UBS AG consolidated
Key metrics for the fourth quarter of 2024
Quarterly |

The table below is based

on Basel Committee on

Banking Supervision (BCBS) Basel

III rules and IFRS Accounting
Standards.
During the fourth quarter of 2024, tier 1 capital decreased by USD 11.1bn to USD 89.6bn. Common equity tier 1 (CET1)
capital

decreased

by

USD 10.6bn

to

USD 73.8bn,

mainly

as

operating

profit

before

tax

of USD

0.1bn

was

more

than
offset

by

foreign

currency

translation

losses

of

USD 2.0bn

and

additional

dividend

accruals

of

USD 8.5bn.

As

of
31 December 2024,

accruals for

dividends to UBS

Group AG

amounted to

USD 13.0bn, reflecting

a proposed

ordinary
dividend distribution

of USD

6.5bn and

the appropriation

of USD 6.5bn

to a

special dividend

reserve,

both subject

to
approval at

the Annual General

Meeting in the

second quarter

of 2025. The

decision on the

distribution of

the special
dividend

is

intended

to

be

made

at

an

Extraordinary

General

Meeting

in

the

second

half

of

2025,

considering

any
proposed requirements from Switzerland’s ongoing review

of its capital regime.
Additional tier 1 (AT1)

capital

issued by the

Group and on

lent to UBS AG

decreased by USD 0.4bn

to USD 15.8bn, mainly
reflecting negative impacts from interest rate risk hedge,

foreign currency translation and other effects.

Risk-weighted assets

(RWA) decreased

by USD 20.4bn

to USD 495.1bn during

the fourth

quarter of

2024, primarily driven
by

a

USD 14.2bn

decrease

in

currency

effects,

as

well

as

a

USD 6.5bn

decrease

resulting

from

asset

size

and

other
movements, partly offset by an increase of USD 0.4bn resulting from model updates and methodology changes.
During the

fourth quarter of

2024, the

leverage ratio

denominator (the LRD)

decreased by

USD 87.9bn to

USD 1,523.3bn,
driven by

a decrease

from currency

effects of

USD 69.1bn,

as well

as asset

size and

other movements

of USD 18.8bn.
The asset size and other movements were mainly due to a decrease in cash and balances at central banks, lower lending balances, disposals of high-quality liquid

asset (HQLA) portfolio securities,

and decreases in trading portfolio

assets, partly
offset by higher securities financing transaction exposures

and derivative exposures.
Correspondingly, the CET1

capital ratio of

UBS AG consolidated decreased to

14.9% from 16.4%,

reflecting the decrease
in CET1 capital,

partly offset by

the decrease in

RWA.

The Basel III leverage ratio

decreased to 5.9% from

6.2%, reflecting
the decrease in tier 1 capital, partly offset by lower leverage ratio exposure.
In the fourth quarter of 2024, the quarterly average liquidity coverage ratio (the LCR) of UBS AG consolidated decreased
10.3 percentage points

to 186.1%.

The movement

in the

quarterly average

LCR was

primarily driven

by a

decrease in
HQLA of USD 29.0bn to USD 331.6bn, mainly reflecting lower cash available, driven by a decrease in customer deposits, lower debt issued measured at

amortized cost and lower short-term

borrowings, as well as

funding of trading assets. The
effect of the

decrease in

HQLA was

partly offset

by a

USD 5.5bn decrease in

net cash outflows,

to USD 178.2bn, reflecting
lower net outflows from derivatives and debt issued measured at amortized cost.
As

of

31 December

2024,

the

net

stable

funding

ratio

of

UBS AG

consolidated

decreased

2.6

percentage

points

to
124.1%. Available stable funding decreased by USD 56.4bn to USD 847.0bn, mainly driven by lower customer deposits, largely

due

to

currency

effects,

lower

regulatory

capital

and

debt

issued.

Required

stable

funding

decreased

by
USD 30.2bn to USD 682.5bn, predominantly driven by lower

lending assets, also largely due to currency effects.

31 December 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

103
KM1: Key metrics
USD m, except where indicated
31.12.24 30.9.24 30.6.24 31.3.24 31.12.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

73,792

84,423

83,001

43,863

44,130
2 Tier 1

89,623

100,673

98,133

58,067

56,628
3 Total capital

89,623

100,675

98,133

58,067

56,629
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

495,110

515,520

509,953

328,732

333,979
4a Minimum capital requirement
1

39,609

41,242

40,796

26,299

26,718
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

14.90

16.38

16.28

13.34

13.21
6 Tier 1 ratio (%)

18.10

19.53

19.24

17.66

16.96
7 Total capital ratio (%)

18.10

19.53

19.24

17.66

16.96
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.15

0.17

0.16

0.14

0.13
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.37

0.39

0.33

0.30

0.32
10 Bank G-SIB and / or D-SIB additional requirements (%)
2
11 Total of bank CET1 specific buffer requirements (%)
3

2.65

2.67

2.66

2.64

2.63
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4

10.10

11.53

11.24

8.84

8.71
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

1,523,277

1,611,151

1,564,001

1,078,591

1,104,408
14 Basel III leverage ratio (%)

5.88

6.25

6.27

5.38

5.13
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

331,627

360,628

280,303

251,041

254,516
16 Total net cash outflow

178,228

183,725

143,576

131,296

134,300
16a of which: cash outflows

352,482

347,583

298,083

268,701

256,881
16b of which: cash inflows

174,254

163,858

154,507

137,405

122,582
17 LCR (%) 186.08 196.34 194.12 191.38 189.71
Net stable funding ratio (NSFR)
18 Total available stable funding 847,008 903,402 882,760 589,263 602,565
19 Total required stable funding 682,504 712,729 691,477 484,727 503,782
20 NSFR (%) 124.10 126.75 127.66 121.57 119.61
1 Calculated as 8% of total RWA, based

on total capital minimum requirements, excluding

CET1 buffer requirements.

2 Swiss SRB going and gone concern requirements and

information for UBS AG consolidated
are provided below in this section.

3 Excludes non-BCBS capital buffer requirements for risk-weighted positions that are directly or indirectly backed by residential properties in Switzerland.

4 Represents the CET1
ratio that is available

to meet buffer requirements.

Calculated as the CET1 ratio

minus the BCBS CET1

capital requirement and, where

applicable, minus the

BCBS tier 2 capital requirement

met with CET1 capital.

5 Calculated after the application of haircuts,

inflow and outflow rates, as

well as, where applicable, caps

on Level 2 assets and cash inflows.

Calculated based on an average of 64

data points in the fourth quarter
of 2024 and 65 data points in the third quarter of 2024. For the prior-quarter data points, refer to the respective Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors,

for more information.
▲

31 December 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

104
Swiss systemically relevant bank going and gone concern

requirements and information

Quarterly |
The tables

below provide

details of

the Swiss

systemically relevant

bank RWA

-

and LRD-based

going and

gone
concern requirements and

information as required

by the Swiss

Financial Market Supervisory

Authority (FINMA); details
regarding eligible gone concern instruments are

also provided below.
Outstanding

high-

and

low-trigger

loss-absorbing

tier 2

capital

instruments,

non-Basel III-compliant

tier 2

capital
instruments,

and

total

loss-absorbing

capacity-eligible

unsecured

debt

instruments

are

eligible

to

meet

gone

concern
requirements until one year before maturity.
More

information

about

the

going

and

gone

concern

requirements

and

information

is

provided

in

the

“Total

loss-
absorbing

capacity”

section

of

the

UBS AG

Annual

Report

2024,

available

under

“Annual

reporting”

at
ubs.com/investors.
Swiss SRB going and gone concern requirements and information
As of 31.12.24 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital

14.89
1

73,720

5.02
1

76,502
Common equity tier 1 capital

10.59

52,430

3.52
2

53,653
of which: minimum capital

4.50

22,280

1.50

22,849
of which: buffer capital

5.50

27,231

2.00

30,466
of which: countercyclical buffer

0.52

2,581
Maximum additional tier 1 capital

4.30

21,290

1.50

22,849
of which: additional tier 1 capital

3.50

17,329

1.50

22,849
of which: additional tier 1 buffer capital

0.80

3,961
Eligible going concern capital
Total going concern capital

18.10

89,623

5.88

89,623
Common equity tier 1 capital

14.90

73,792

4.84

73,792
Total loss-absorbing additional tier 1 capital

3.20

15,830

1.04

15,830
of which: high-trigger loss-absorbing additional tier 1 capital

2.95

14,585

0.96

14,585
of which: low-trigger loss-absorbing additional tier 1 capital
3

0.25

1,245

0.08

1,245
Required gone concern capital
Total gone concern loss-absorbing capacity
4,5,6

10.73

53,101

3.75

57,123
of which: base requirement including add-ons for market share and LRD

10.73
7

53,101

3.75
7

57,123
Eligible gone concern capital
Total gone concern loss-absorbing capacity

18.62

92,177

6.05

92,177
Total tier 2 capital

0.04

207

0.01

207
of which: non-Basel III-compliant tier 2 capital

0.04

207

0.01

207
TLAC-eligible unsecured debt

18.58

91,970

6.04

91,970
Total loss-absorbing capacity
Required total loss-absorbing capacity

25.61

126,820

8.77

133,625
Eligible total loss-absorbing capacity

36.72

181,800

11.93

181,800
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

495,110
Leverage ratio denominator

1,523,277
1 Includes applicable add-ons of 1.51% for risk-weighted assets (RWA) and 0.52% for leverage ratio denominator (LRD), of which 7 basis points for RWA and 2 basis points for LRD reflect the FINMA Pillar 2 capital
add-on of USD 338m related to the supply chain

finance funds matter at Credit Suisse.

2 Our minimum CET1 leverage ratio requirement of

3.52% consists of a 1.5% base requirement, a

1.5% base buffer capital
requirement, a 0.25% LRD add-on requirement, a 0.25% market share add-on requirement based on our Swiss credit business and a 0.02% Pillar 2 capital add-on related to the supply chain finance funds matter at
Credit Suisse.

3 Existing outstanding low-trigger additional

tier 1 capital instruments qualify as

going concern capital at the UBS

AG consolidated level, as agreed

with FINMA, until their first

call date. As of their
first call date, these instruments are eligible to meet the gone concern requirements.

4 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between
one and two

years. Once at

least 75% of

the minimum gone

concern requirement has

been met with

instruments that have

a remaining maturity

of greater than

two years, all

instruments that have

a remaining
maturity of between one and two years remain eligible

to be included in the total gone concern capital.

5 From 1 January 2023, the resolvability

discount on the gone concern capital requirements for systemically important banks (SIBs) has been replaced with reduced base gone concern capital requirements equivalent to 75% of the total going concern requirements (excluding countercyclical buffer requirements and the Pillar
2 add-on).

6 As of July 2024,

FINMA has the authority to

impose a surcharge of up to

25% of the total going

concern capital requirements (excluding

countercyclical buffer requirements and the

Pillar 2 add-on)
should obstacles to an SIB’s resolvability be identified in future resolvability assessments.

7 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD.

31 December 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG consolidated

105
Swiss SRB going and gone concern information
USD m, except where indicated 31.12.24 30.9.24 31.12.23
Eligible going concern capital
Total going concern capital

89,623

100,673

56,628
Total tier 1 capital

89,623

100,673

56,628
Common equity tier 1 capital

73,792

84,423

44,130
Total loss-absorbing additional tier 1 capital

15,830

16,250

12,498
of which: high-trigger loss-absorbing additional tier 1 capital

14,585

15,012

11,286
of which: low-trigger loss-absorbing additional tier 1 capital

1,245

1,239

1,212
Eligible gone concern capital
Total gone concern loss-absorbing capacity

92,177

96,473

54,458
Total tier 2 capital

207

289

538
of which: non-Basel III-compliant tier 2 capital

207

289

538
TLAC-eligible unsecured debt

91,970

96,184

53,920
Total loss-absorbing capacity
Total loss-absorbing capacity

181,800

197,146

111,086
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

495,110

515,520

333,979
Leverage ratio denominator

1,523,277

1,611,151

1,104,408
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

18.1

19.5

17.0
of which: common equity tier 1 capital ratio

14.9

16.4

13.2
Gone concern loss-absorbing capacity ratio

18.6

18.7

16.3
Total loss-absorbing capacity ratio

36.7

38.2

33.3
Leverage ratios (%)
Going concern leverage ratio

5.9

6.2

5.1
of which: common equity tier 1 leverage ratio

4.8

5.2

4.0
Gone concern leverage ratio

6.1

6.0

4.9
Total loss-absorbing capacity leverage ratio

11.9

12.2

10.1
▲

31 December 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

106
UBS AG standalone
Key metrics for the fourth quarter of 2024
Quarterly |
The table below is

based on Basel Committee

on Banking Supervision

(BCBS) Basel III rules and

IFRS Accounting
Standards.
During the fourth quarter

of 2024, tier 1 capital decreased

by USD 8.5bn to USD 90.9

bn. Common equity tier

1 (CET1)
capital decreased by USD 8.1bn to

USD 75.1bn, mainly as operating profit before

tax of USD 1.1bn was more

than offset
by additional accruals for

capital returns to

UBS Group AG of USD 8.5bn.

As of 31 December

2024, accruals for capital
returns to UBS

Group AG amounted

to USD 13.0bn,

reflecting a proposed

ordinary dividend

distribution of

USD 6.5bn
and the

appropriation of USD 6.5bn

to a

special dividend reserve,

both subject to

approval at the

Annual General Meeting
in the

second quarter

of 2025.

The

decision on

the

distribution

of the

special dividend

is intended

to

be made

at an
Extraordinary General

Meeting in

the second

half of

2025, considering

any proposed

requirements from

Switzerland’s
ongoing review of its capital regime.
Additional tier 1 (AT1)

capital issued by

the Group and

on lent to

UBS AG decreased by

USD 0.4bn to USD 15.8bn, mainly
reflecting negative impacts from interest rate risk hedge,

foreign currency translation and other effects.

Phase-in

risk-weighted

assets

(RWA)

decreased

by

USD 57.2bn

to

USD 508.0bn

during

the

fourth

quarter

of

2024,
primarily driven by

decreases in participation

RWA as a

result of capital

repatriations and credit

and counterparty

credit
risk RWA.
During the fourth quarter of 2024, the leverage ratio denominator (the LRD) decreased by USD 45.1bn to USD 899.3bn, driven by currency effects

of USD 31.2bn and

asset size and other

movements of USD 13.9bn.

The asset size and

other
movements were mainly driven by lower lending balances,

investments in subsidiaries as a result of capital repatriations, trading

portfolio

assets

and

disposals

of

high-quality

liquid

asset

(HQLA)

portfolio

securities,

partly

offset

by

higher
securities financing transactions and derivative exposures.
Correspondingly, the CET1 capital

ratio of UBS AG standalone

increased to 14.8% from

14.7%, reflecting the decrease
in RWA, partly offset by the decrease in CET1 capital. The firm’s

Basel III leverage ratio decreased to 10.1% from 10.5%,
reflecting the decrease in tier 1 capital,

partly offset by the aforementioned decrease in the LRD.
The

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

UBS AG

standalone

decreased

38.3 percentage

points

to
244.0%, remaining above

the prudential requirement

communicated by the

Swiss Financial Market Supervisory

Authority
(FINMA).

The

movement

in

the

quarterly

average

LCR was

primarily

driven

by

a

decrease

in

HQLA

of

USD 27.5bn

to
USD 142.7bn, mainly reflecting lower cash available, driven by decreases in debt issued measured at amortized cost and
short-term borrowings, higher funding provided to

subsidiaries,

and an increase in

non-HQLA-related securities financing
transactions and funding of trading assets.

The effect of the decrease in

HQLA was partly offset by a

decrease in net cash
outflows

of

USD 1.8bn

to

USD 58.6bn,

reflecting

lower

net

outflows

from

derivatives

and

higher

net

inflows

from
securities financing transactions,

partly offset by lower inflows from intercompany funding

to subsidiaries.

As of 31 December 2024, the

net stable funding ratio decreased

3.1 percentage points to 97.3%,

remaining above the
prudential requirement

communicated by

FINMA. Available

stable funding

decreased by

USD 36.2bn to

USD 410.2bn,
mainly driven

by lower

regulatory capital,

deposits and

debt issued.

Required stable

funding decreased

by USD 23.1bn
to USD 421.8bn, mainly driven by lower lending assets and investments in subsidiaries.

31 December 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

107
KM1: Key metrics
USD m, except where indicated
31.12.24 30.9.24 30.6.24 31.3.24 31.12.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

75,051

83,113

82,329

51,971

52,553
2 Tier 1

90,881

99,363

97,461

66,175

65,051
3 Total capital

90,882

99,365

97,461

66,175

65,052
Risk-weighted assets (amounts)
1
4 Total risk-weighted assets (RWA)

507,964

565,180

554,478

356,821

354,083
4a Minimum capital requirement
2

40,637

45,214

44,358

28,546

28,327
Risk-based capital ratios as a percentage of RWA
1
5 CET1 ratio (%)

14.77

14.71

14.85

14.56

14.84
6 Tier 1 ratio (%)

17.89

17.58

17.58

18.55

18.37
7 Total capital ratio (%)

17.89

17.58

17.58

18.55

18.37
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.19

0.19

0.18

0.12

0.12
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.00

0.00

0.00

0.00

0.00
10 Bank G-SIB and / or D-SIB additional requirements (%)
3
11 Total of bank CET1 specific buffer requirements (%)
4

2.69

2.69

2.68

2.62

2.62
12 CET1 available after meeting the bank’s minimum capital requirements (%)
5

9.89

9.58

9.58

10.06

10.34
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

899,348

944,404

921,796

641,315

643,939
14 Basel III leverage ratio (%)

10.11

10.52

10.57

10.32

10.10
Liquidity coverage ratio (LCR)
6
15
Total high-quality liquid assets (HQLA)

142,661

170,179

137,003

123,742

129,961
16 Total net cash outflow

58,620

60,445

50,458

46,115

50,376
16a of which: cash outflows

231,213

228,228

197,846

174,814

163,836
16b of which: cash inflows

172,593

167,783

147,387

128,700

113,460
17 LCR (%) 243.95

282.26

269.55

268.69

260.16
Net stable funding ratio (NSFR)
7
18 Total available stable funding 410,197 446,435 448,005 274,568 279,758
19 Total required stable funding 421,792 444,875 437,275 288,322 304,938
20 NSFR (%) 97.25 100.35 102.45 95.23 91.74
1 Based on phase-in rules for RWA. Refer to “Swiss systemically relevant bank going and gone concern requirements and information” below for more information.

2 Calculated as 8% of total RWA, based on total
capital minimum requirements, excluding CET1 buffer requirements.

3 Swiss SRB going and gone concern requirements and information for UBS AG standalone are provided below in this section.

4 Excludes non-
BCBS capital buffer requirements for risk-weighted

positions that are directly or indirectly backed

by residential properties in Switzerland.

5 Represents the CET1 ratio

that is available to meet buffer

requirements.
Calculated as the CET1 ratio minus the BCBS CET1 capital requirement and, where applicable, minus the BCBS tier 2 capital requirement met with CET1 capital.

6 Calculated after the application of haircuts, inflow
and outflow rates,

as well as,

where applicable, caps

on Level 2 assets and

cash inflows. Calculated

based on an average

of 64 data points

in the fourth quarter

of 2024 and 65

data points in the

third quarter of
2024. For the prior-quarter

data points, refer to the

respective Pillar 3 Report, available under

“Pillar

3 disclosures” at ubs.com/investors,

for more information.

7 In accordance with Art. 17h

para. 3 and 4 of

the
Liquidity Ordinance, UBS AG standalone is

required to maintain a minimum NSFR of at

least 80% without taking into account excess funding

of UBS Switzerland AG and 100%

after taking into account such excess
funding.
▲
Swiss systemically relevant bank going and gone concern

requirements and information

UBS AG standalone is considered a systemically relevant

bank (an SRB) under Swiss banking law and is subject to capital regulations on a standalone basis.
The

capital

requirements

based

on

RWA

include

a

minimum

CET1

capital

requirement

of

10.26%,

including

a
countercyclical buffer

of 0.19%,

and a

total going

concern capital

requirement of

14.56%, including

a countercyclical
buffer of 0.19%. The capital requirements based

on the LRD include a

minimum CET1 capital requirement of 3.54% and
a total going concern leverage ratio requirement of 5.04%.
CET1 capital

and high

-trigger AT1

capital instruments

are eligible

as going

concern capital.

As of

31 December

2024,
one

remaining

outstanding

low-trigger

AT1

capital

instrument,

amounting

to

USD 1.2bn,

that

was

on

lent

from
UBS Group AG to UBS AG qualified as going concern capital,

as agreed with FINMA.
UBS AG standalone

is subject

to a

gone concern capital

requirement based

on the sum

of: (i) the

nominal value

of the
gone concern

instruments issued

by UBS

entities and

held by

the parent

firm; (ii) 75%

of the

capital requirements

resulting
from third-party exposure

on a standalone

basis; and (iii) a

buffer requirement equal

to 30% of

the Group’s gone

concern
capital requirement

on UBS

AG’s consolidated

exposure.

As of

1 January

2024, the

buffer requirement

has been

fully
phased

in.

The

gone

concern

capital

requirement

is

the

higher

of

RWA-

and

LRD-based

requirements,

calculated
separately. The gone concern

capital coverage ratio reflects how

much gone concern capital

is available to meet

the gone
concern requirement. Outstanding

high- and low-trigger

loss-absorbing tier 2 capital

instruments, non-Basel III-compliant
tier 2 capital instruments, and total

loss-absorbing capacity-eligible unsecured debt instruments are eligible to meet gone
concern requirements until one year before maturity.

31 December 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

108
For direct and indirect

investments, including the holding of

regulatory capital instruments of UBS AG by

subsidiaries that
are active

in banking

and finance,

a FINMA

decree introduced

a risk-weighting

approach, with

a phase-in

period until
1 January 2028.

From 1 January

2019 onward,

the initial

risk weight

of these

investments of

200% is

being gradually
raised by 5 percentage

points per year

for Switzerland-domiciled

investments and

by 20 percentage

points per year

for
foreign-domiciled investments until the fully

applied risk weights are 250% and 400%,

respectively. As of 31 December
2024,

the

applicable

phase-in risk

weights

were

230% for

Switzerland-domiciled

investments

and

320%

for

foreign-
domiciled investments.

›
Refer to “Capital and capital ratios of our

significant regulated subsidiaries” in the “Capital,

liquidity and funding, and balance
sheet” section of the UBS Group Annual Report 2024,

available under “Annual reporting” at
ubs.com/investors , for more
information about the joint liability of UBS AG and

UBS Switzerland AG
Quarterly |
The tables

below provide

details of

the Swiss

SRB RWA-

and LRD-based

going and

gone concern

requirements
and information as required by FINMA; details regarding

eligible gone concern instruments are provided below.
Swiss SRB going and gone concern requirements and information
As of 31.12.24 RWA, phase-in RWA, fully applied as of 1.1.28 LRD
USD m, except where indicated in % in % in %
Required going concern capital
Total going concern capital

14.56
1

73,948

14.55
1

80,869

5.04
1

45,305
Common equity tier 1 capital

10.26

52,106

10.25

56,973

3.54

31,815
of which: minimum capital

4.50

22,858

4.50

25,008

1.50

13,490
of which: buffer capital

5.50

27,938

5.50

30,565

2.00

17,987
of which: countercyclical buffer

0.19

971

0.19

1,063
Maximum additional tier 1 capital

4.30

21,842

4.30

23,896

1.50

13,490
of which: additional tier 1 capital

3.50

17,779

3.50

19,450

1.50

13,490
of which: additional tier 1 buffer capital

0.80

4,064

0.80

4,446
Eligible going concern capital
Total going concern capital

17.89

90,881

16.35

90,881

10.11

90,881
Common equity tier 1 capital

14.77

75,051

13.51

75,051

8.35

75,051
Total loss-absorbing additional tier 1 capital

3.12

15,830

2.85

15,830

1.76

15,830
of which: high-trigger loss-absorbing additional tier 1 capital

2.87

14,585

2.62

14,585

1.62

14,585
of which: low-trigger loss-absorbing additional tier 1 capital

0.25

1,245

0.22

1,245

0.14

1,245
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

507,964

555,726
Leverage ratio denominator

899,348
Required gone concern capital
2
Higher of RWA-

or LRD-based
Total gone concern loss-absorbing capacity

75,339
Eligible gone concern capital
Total gone concern loss-absorbing capacity

92,174
Gone concern capital coverage ratio

122.35
1 Includes applicable add-ons

of 1.51% for risk-weighted

assets (RWA) phase-in,

1.50% for risk-weighted

assets (RWA) fully

applied, and 0.54%

for leverage ratio

denominator (LRD), of which

7 basis points for
RWA phase-in, 6 basis points for RWA fully applied and 4 basis points for LRD reflect the FINMA Pillar 2 capital add-on of USD 338m related to the supply chain finance funds matter at Credit Suisse.

2 A maximum
of 25% of the gone

concern requirements can be

met with instruments that have

a remaining maturity of

between one and two years.

Once at least 75% of

the minimum gone concern requirement

has been met
with instruments that have a remaining maturity of greater

than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be

included in the total gone concern capital.

31 December 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS AG standalone

109
Swiss SRB going and gone concern information
USD m, except where indicated 31.12.24 30.9.24 31.12.23
Eligible going concern capital
Total going concern capital

90,881

99,363

65,051
Total tier 1 capital

90,881

99,363

65,051
Common equity tier 1 capital

75,051

83,113

52,553
Total loss-absorbing additional tier 1 capital

15,830

16,250

12,498
of which: high-trigger loss-absorbing additional tier 1 capital

14,585

15,012

11,286
of which: low-trigger loss-absorbing additional tier 1 capital

1,245

1,239

1,212
Eligible gone concern capital
Total gone concern loss-absorbing capacity

92,174

96,470

54,452
Total tier 2 capital

204

286

533
of which: non-Basel III-compliant tier 2 capital

204

286

533
TLAC-eligible unsecured debt

91,970

96,184

53,920
Total loss-absorbing capacity
Total loss-absorbing capacity

183,055

195,833

119,504
Denominators for going and gone concern ratios
Risk-weighted assets, phase-in

507,964

565,180

354,083
of which: investments in Switzerland-domiciled subsidiaries
1

83,221

87,083

43,448
of which: investments in foreign-domiciled subsidiaries
1

162,098

200,092

121,374
Risk-weighted assets, fully applied as of 1.1.28

555,726

622,776

399,369
of which: investments in Switzerland-domiciled subsidiaries
1

90,458

94,656

48,276
of which: investments in foreign-domiciled subsidiaries
1

202,623

250,115

161,832
Leverage ratio denominator

899,348

944,404

643,939
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio, phase-in

17.9

17.6

18.4
of which: common equity tier 1 capital ratio, phase-in

14.8

14.7

14.8
Going concern capital ratio, fully applied as of 1.1.28

16.4

16.0

16.3
of which: common equity tier 1 capital ratio, fully applied as of 1.1.28

13.5

13.3

13.2
Leverage ratios (%)
Going concern leverage ratio

10.1

10.5

10.1
of which: common equity tier 1 leverage ratio

8.3

8.8

8.2
Capital coverage ratio (%)
Gone concern capital coverage ratio

122.3

120.1

112.5
1 Net exposures for direct and

indirect investments including holding of regulatory capital instruments in

Switzerland-domiciled subsidiaries and for direct and indirect investments including holding of regulatory capital
instruments in foreign-domiciled subsidiaries

are risk-weighted at 230%

and 320%, respectively,

for the current year.

Risk weights will gradually

increase by 5 percentage

points per year for

Switzerland-domiciled
investments and 20 percentage points per year for foreign-domiciled investments until the fully applied risk weights of 250% and 400%, respectively,

are applied.
▲

31 December 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

110
UBS Switzerland AG standalone
Key metrics for the fourth quarter of 2024
Quarterly |
The table below is

based on Basel Committee

on Banking Supervision

(BCBS) Basel III rules and

IFRS Accounting
Standards.
During the fourth quarter of 2024, common

equity tier 1 capital decreased by CHF 0.4bn

to CHF 21.7bn, mainly due to
the operating profit being more than offset by additional

dividend accruals.

Total

risk-weighted

assets

(RWA)

increased

by

CHF 1.0bn

to

CHF 186.3bn,

mainly

driven

by

higher

credit

risk

RWA,
primarily due to an increase in lending, as well as higher

market risk RWA.
The leverage

ratio denominator

(the LRD)

decreased by

CHF 11.4bn to

CHF 556.1bn, mainly

due to

a reduction

in the
exposure to the Swiss National Bank, driven by treasury activities.
The

quarterly

average

liquidity

coverage

ratio

(the

LCR)

of

UBS

Switzerland AG

decreased

3.2 percentage

points

to
143.5%, remaining above

the prudential requirement

communicated by the

Swiss Financial Market Supervisory

Authority
(FINMA). The movement

in the quarterly

average LCR was

driven by an

increase in net

cash outflows and a

decrease in
high-quality liquid

assets (HQLA).

Net cash outflows

increased by

CHF 1.2bn to CHF

87.2bn, reflecting

higher outflows
from

customer

deposits,

partly

offset

by

lower

net

outflows

from

derivatives.

HQLA

decreased

by

CHF 1.0bn

to
CHF 125.0bn, primarily driven

by lower cash

available from funding

received from UBS

AG, partly offset by

higher cash
available

from

a

reduction

in

lending

assets,

higher

customer

deposits

and

an

issuance

of

EUR-denominated

covered
bonds on 23 September 2024.
As of 31 December 2024, the net stable funding ratio

decreased 2.5 percentage points to 132.2%, remaining above the prudential requirement

communicated

by FINMA.

Available stable

funding decreased

by CHF 10.0bn

to CHF 359.2bn

,
mainly

driven

by

lower

customer

deposits.

Required

stable

funding

decreased

by

CHF 2.3bn

to

CHF 271.7bn,

mainly
driven by lower lending assets.
KM1: Key metrics
CHF m, except where indicated
31.12.24 30.9.24 30.6.24 31.3.24 31.12.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

21,659

22,016

12,601

12,630

12,515
2 Tier 1

29,652

30,009

17,601

17,630

17,515
3 Total capital

29,652

30,009

17,601

17,630

17,515
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

186,265

185,237

110,294

111,292

107,097
4a Minimum capital requirement
1

14,901

14,819

8,824

8,903

8,568
4b Total risk-weighted assets (pre-floor)

168,033

167,384

100,623

102,993

99,936
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

11.63

11.89

11.43

11.35

11.69
6 Tier 1 ratio (%)

15.92

16.20

15.96

15.84

16.35
7 Total capital ratio (%)

15.92

16.20

15.96

15.84

16.35
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.08

0.08

0.07

0.05

0.04
9a
Additional countercyclical buffer for Swiss mortgage loans

(%)

0.88

0.90

0.81

0.81

0.84
10 Bank G-SIB and / or D-SIB additional requirements (%)
2
11 Total of bank CET1 specific buffer requirements (%)
3

2.58

2.58

2.57

2.55

2.54
12 CET1 available after meeting the bank’s minimum capital requirements (%)
4

7.13

7.39

6.93

6.85

7.19
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

556,053

567,484

337,149

337,653

330,515
14 Basel III leverage ratio (%)

5.33

5.29

5.22

5.22

5.30
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

125,007

126,037

78,141

77,489

76,288
16 Total net cash outflow

87,160

85,964

53,601

54,396

53,564
16a of which: cash outflows

116,768

114,992

74,884

75,050

73,049
16b of which: cash inflows

29,608

29,027

21,283

20,654

19,485
17 LCR (%)

143.47

146.68

145.89

142.47

142.46
Net stable funding ratio (NSFR)
6
18 Total available stable funding 359,170 369,168 224,953 224,591 222,709
19 Total required stable funding 271,688 274,029 165,291 166,818 166,100
20 NSFR (%) 132.20 134.72 136.10 134.63 134.08
1 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.

2 Swiss SRB going and gone concern requirements and information for UBS Switzerland AG are provided below.

3 Excludes non-BCBS

capital buffer requirements

for risk-weighted positions

that are directly

or indirectly backed

by residential properties

in Switzerland.

4 Represents the

CET1 ratio

that is
available to meet buffer requirements. Calculated as the CET1 ratio minus the BCBS CET1 capital requirement and, where applicable, minus the BCBS tier

2 capital requirement met with CET1 capital.

5 Calculated
after the application of haircuts, inflow

and outflow rates, as well

as, where applicable, caps on

Level 2 assets and cash inflows.

Calculated based on an average

of 64 data points in the fourth quarter

of 2024 and
65 data points in the

third quarter of 2024. For the prior-quarter

data points, refer to the respective Pillar 3

Report, available under “Pillar 3 disclosures” at

ubs.com/investors, for more information.

6 UBS Switzerland
AG is required to maintain a minimum NSFR

of at least 100% on an ongoing basis,

as set out in Art. 17h para. 1 of

the Liquidity Ordinance. A portion of the excess

funding is used to fulfill the NSFR requirement of
UBS AG standalone.
▲

31 December 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

111
Swiss systemically relevant bank going and gone concern

requirements and information
Quarterly |

The tables

below provide

details of

the Swiss

systemically relevant

bank (SRB)

RWA-

and LRD-based

going and
gone concern requirements

and information as required

by FINMA; details

regarding eligible

gone concern instruments
are provided below.
UBS Switzerland AG is considered an

SRB under Swiss banking law

and is subject to capital regulations

on a standalone
basis.

As

of

31 December

2024,

the

going

concern

capital

and

leverage

ratio

requirements

for

UBS Switzerland AG
standalone were 15.26% (including a countercyclical buffer

of 0.96%) and 5.00%, respectively.
The Swiss SRB

framework and

going concern requirements

applicable to

UBS Switzerland AG

standalone are

the same
as those applicable to

UBS Group AG consolidated.

The gone concern requirement

corresponds to 62% of

the Group’s
going

concern

requirements,

excluding

the

countercyclical

buffer

requirements.

Outstanding

total

loss-absorbing
capacity-eligible

unsecured

debt

instruments

are

eligible

to

meet

gone

concern

requirements

until

one

year

before
maturity.
The gone concern

requirements were 8.87%

for the RWA-based

requirement and 3.10%

for the LRD-based

requirement.
›
Refer to “Capital and capital ratios of our

significant regulated subsidiaries” in the “Capital,

liquidity and funding, and balance
sheet” section of the UBS Group Annual Report 2024,

available under “Annual reporting” at
ubs.com/investors , for more
information about the joint liability of UBS AG and

UBS Switzerland AG
Swiss SRB going and gone concern requirements and information
As of 31.12.24 RWA LRD
CHF m, except where indicated in % in %
Required going concern capital
Total going concern capital

15.26
1

28,426

5.00
1

27,803
Common equity tier 1 capital

10.96

20,416

3.50

19,462
of which: minimum capital

4.50

8,382

1.50

8,341
of which: buffer capital

5.50

10,245

2.00

11,121
of which: countercyclical buffer

0.96

1,790
Maximum additional tier 1 capital

4.30

8,009

1.50

8,341
of which: additional tier 1 capital

3.50

6,519

1.50

8,341
of which: additional tier 1 buffer capital

0.80

1,490
Eligible going concern capital
Total going concern capital

15.92

29,652

5.33

29,652
Common equity tier 1 capital

11.63

21,659

3.90

21,659
Total loss-absorbing additional tier 1 capital

4.29

7,994

1.44

7,994
of which: high-trigger loss-absorbing additional tier 1 capital

4.29

7,994

1.44

7,994
Required gone concern capital 2
Total gone concern loss-absorbing capacity

8.87

16,514

3.10

17,238
of which: base requirement including add-ons for market share and

LRD

8.87
3

16,514

3.10
3

17,238
Eligible gone concern capital
Total gone concern loss-absorbing capacity

10.35

19,274

3.47

19,274
TLAC-eligible unsecured debt

10.35

19,274

3.47

19,274
Total loss-absorbing capacity
Required total loss-absorbing capacity

24.13

44,940

8.10

45,040
Eligible total loss-absorbing capacity

26.27

48,926

8.80

48,926
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

186,265
Leverage ratio denominator

556,053
1 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.50% for leverage ratio denominator (LRD).

2 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all
instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.

3 Includes applicable add-ons of 0.89% for RWA and 0.31% for LRD.

31 December 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

112
Swiss SRB going and gone concern information
CHF m, except where indicated 31.12.24 30.9.24 31.12.23
Eligible going concern capital
Total going concern capital

29,652

30,009

17,515
Total tier 1 capital

29,652

30,009

17,515
Common equity tier 1 capital

21,659

22,016

12,515
Total loss-absorbing additional tier 1 capital

7,994

7,993

5,000
of which: high-trigger loss-absorbing additional tier 1 capital

7,994

7,993

5,000
Eligible gone concern capital
Total gone concern loss-absorbing capacity

19,274

20,007

11,176
TLAC-eligible unsecured debt

19,274

20,007

11,176
Total loss-absorbing capacity
Total loss-absorbing capacity

48,926

50,016

28,691
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets

186,265

185,237

107,097
Leverage ratio denominator

556,053

567,484

330,515
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio

15.9

16.2

16.4
of which: common equity tier 1 capital ratio

11.6

11.9

11.7
Gone concern loss-absorbing capacity ratio

10.3

10.8

10.4
Total loss-absorbing capacity ratio

26.3

27.0

26.8
Leverage ratios (%)
Going concern leverage ratio

5.3

5.3

5.3
of which: common equity tier 1 leverage ratio

3.9

3.9

3.8
Gone concern leverage ratio

3.5

3.5

3.4
Total loss-absorbing capacity leverage ratio

8.8

8.8

8.7
▲

31 December 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

113
Capital instruments
Quarterly |
Capital instruments of UBS Switzerland AG – key features
Presented according to issuance date.

Share capital Additional tier 1 capital
1 Issuer UBS Switzerland AG, Switzerland UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
UBS Switzerland AG,
Switzerland
2 Unique identifier (e.g. CUSIP, ISIN or Bloomberg identifier for private placement)
– –
3 Governing law(s) of the instrument Swiss Swiss
3a
Means by which enforceability requirement of Section 13 of

the
TLAC Term Sheet is achieved (for other TLAC-eligible instruments governed by foreign law)
n/a n/a
Regulatory treatment
4 Transitional Basel III rules
1
CET1 – going concern capital Additional tier 1 capital
5 Post-transitional Basel III rules
2
CET1 – going concern capital Additional tier 1 capital
6 Eligible at solo / group / group and solo UBS Switzerland AG consolidated and standalone
UBS Switzerland AG consolidated and standalone
7 Instrument type (types to be specified by each jurisdiction) Ordinary shares
Loan
3
Loan
3
Loan
3
Loan
3
Loan
3
Loan
3
8
Amount recognized in regulatory capital (currency in million,

as of
most recent reporting date)
1
CHF 10.0 CHF 1,000 CHF 500 CHF 700 CHF 675 CHF 825 CHF 1,325
9 Par value of instrument (currency in million) CHF 10.0 CHF 1,000 CHF 500 CHF 700 CHF 675 CHF 825 CHF 1,325
10 Accounting classification
4
Equity attributable to UBS Switzerland
AG shareholders

Due to banks held at amortized cost
11 Original date of issuance – 18 December 2017 29 October 2020 11 March 2021 2 June 2021 2 June 2021 29 November 2024
12 Perpetual or dated – Perpetual
13 Original maturity date – –
14 Issuer call subject to prior supervisory approval – Yes

31 December 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

114
Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Share capital Additional tier 1 capital
15 Optional call date, contingent call dates and redemption amount – First optional repayment date:

18 December 2022
5
First optional repayment
date:

29 October 2025
First optional repayment
date:

11 March 2026
First optional repayment
date:

2 June 2026
First optional repayment
date:

2 June 2028
First optional repayment
date:

17 December 2029
Repayable at any time after the first optional repayment date.
Repayment subject to FINMA approval. Optional repayment amount:
principal amount, together with any accrued and unpaid interest thereon.
Repayable on the first
optional repayment date
or on any of every
second interest payment
date thereafter.
Repayment subject to
FINMA approval.
Optional repayment
amount: principal
amount, together with
any accrued and unpaid
interest thereon.
Repayable on the first optional repayment date or
on any interest payment date thereafter.
Repayment subject to FINMA approval. Optional
repayment amount: principal amount, together
with any accrued and unpaid interest thereon.
16 Subsequent call dates, if applicable –
Early repayment possible due to a tax or regulatory event.

Repayment due to a tax event subject to FINMA approval.
Repayment amount: principal amount, together with

accrued and unpaid interest.
Early repayment
possible due to a tax or
capital event.
Repayment due to tax
event subject to FINMA
approval.
Repayment amount:
principal amount,
together with accrued
and unpaid interest.

31 December 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

115
Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Share capital Additional tier 1 capital
Coupons
17 Fixed or floating dividend / coupon – Floating
18 Coupon rate and any related index – 3-month SARON
Compound
+ 250 bps

per annum quarterly
3-month SARON
Compound
+ 397 bps

per annum quarterly
3-month SARON
Compound
+ 337 bps

per annum quarterly
3-month SARON
Compound
+ 307 bps

per annum quarterly

3-month SARON
Compound
+ 308 bps

per annum quarterly
3-month SARON
Compound
+ 340 bps

per annum quarterly
19 Existence of a dividend stopper – No
20 Fully discretionary, partially discretionary or mandatory Fully discretionary Fully discretionary
21 Existence of step-up or other incentive to redeem – No
22 Non-cumulative or cumulative Non-cumulative Non-cumulative
23 Convertible or non-convertible – Non-convertible
24 If convertible, conversion trigger(s) – –
25 If convertible, fully or partially – –
26 If convertible, conversion rate – –
27 If convertible, mandatory or optional conversion – –
28 If convertible, specify instrument type convertible into – –
29 If convertible, specify issuer of instrument it converts into – –
30 Write-down feature – Yes
31 If write-down, write-down trigger(s) – Trigger: CET1 ratio is less than 7%
FINMA determines a write-down necessary to ensure UBS

Switzerland AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure

UBS Switzerland AG’s viability. Subject to applicable conditions.
32 If write-down, fully or partially –
Fully

33 If write-down, permanent or temporary – Permanent
34 If temporary write-down, description of write-up mechanism – –
34a Type of subordination Statutory Contractual
35 Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the

insolvency
creditor hierarchy of the legal entity concerned)
Unless otherwise stated in the articles of
association, once debts are paid back,
the assets of the liquidated company are
divided between the shareholders pro
rata based on their contributions and
considering the preferences attached to
certain categories of shares (Art. 745,
Swiss Code of Obligations)
Subject to any obligations that are mandatorily preferred by law, each obligation of UBS Switzerland AG that is unsubordinated or is subordinated and not
ranked junior (such as all classes of share capital) or at par (such as tier 1 instruments)
36 Non-compliant transitioned features – –
37 If yes, specify non-compliant features – –
1 Based on Swiss SRB (including transitional

arrangement) requirements.

2 Based on Swiss SRB requirements applicable as

of 1 January 2020.

3 Loans granted by UBS AG,

Zurich Branch.

4 As applied in UBS Switzerland AG’s

financial statements under Swiss GAAP.

5 The entity decided not to trigger

the call
option. There is no expected date for the repayment.

31 December 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

116
Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Additional tier 1 capital
1 Issuer UBS Switzerland AG, Switzerland UBS Switzerland AG, Switzerland UBS Switzerland AG, Switzerland UBS Switzerland AG, Switzerland UBS Switzerland AG, Switzerland
2 Unique identifier (e.g. CUSIP, ISIN or Bloomberg identifier for private placement)
–
3 Governing law(s) of the instrument Swiss
3a Means by which enforceability requirement of Section 13 of the TLAC Term Sheet is achieved (for other TLAC-eligible
instruments governed by foreign law)
n/a
Regulatory treatment
4 Transitional Basel III rules
1
Additional tier 1 capital
5 Post-transitional Basel III rules
2
Additional tier 1 capital
6 Eligible at solo / group / group and solo UBS Switzerland AG consolidated and standalone
7 Instrument type (types to be specified by each jurisdiction)
Loan
3
Loan
3
Loan
3
Loan
3
Notes
5
8 Amount recognized in regulatory capital (currency in million, as of most recent reporting date)
1
CHF 475 CHF 700 CHF 700 CHF 700 CHF 500
9 Par value of instrument (currency in million) CHF 475 CHF 700 CHF 700 CHF 700 CHF 500
10 Accounting classification
4
Due to banks held at amortized cost
11 Original date of issuance 11 December 2024 17 December 2024 17 December 2024 17 December 2024 31 May 2022
12 Perpetual or dated Perpetual
13 Original maturity date –
14 Issuer call subject to prior supervisory approval Yes

31 December 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

117
Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Additional tier 1 capital
15 Optional call date, contingent call dates and redemption
amount
First optional repayment date:

11 December 2030
First optional repayment date:

17 December 2031
First optional repayment date:

17 December 2032
First optional repayment date:

18 December 2034
First optional repayment date:

17 December 2029
Repayable at any time after the first
optional repayment date.
Repayment subject to FINMA approval.
Optional repayment amount: principal
amount, together with any accrued and
unpaid interest thereon.
Repayable on the first optional repayment date or on any interest payment date thereafter.
Repayment subject to FINMA approval. Optional repayment amount:

principal amount, together with any accrued and

unpaid interest thereon.
16 Subsequent call dates, if applicable Early redemption possible due to a Tax or Regulatory Event. Subject to
satisfaction of Conditions for
Redemption. Redemption amount:
aggregate principal amount, together
with accrued and unpaid interest.
Early repayment possible due to a tax or capital event.

Repayment due to tax event subject to FINMA approval.
Repayment amount: principal amount, together with

accrued and unpaid interest.

31 December 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Switzerland AG standalone

118
Capital instruments of UBS Switzerland AG – key features (continued)
Presented according to issuance date.

Additional tier 1 capital
Coupons
17 Fixed or floating dividend / coupon Floating
18 Coupon rate and any related index 3-month SARON Compound
+ 339 bps

per annum quarterly
3-month SARON Compound
+ 313 bps

per annum quarterly
3-month SARON Compound
+ 305 bps

per annum quarterly
3-month SARON Compound
+ 288 bps

per annum quarterly
3-month SARON Compound
+ 330 bps

per annum quarterly
19 Existence of a dividend stopper No
20 Fully discretionary, partially discretionary or mandatory Fully discretionary
21 Existence of step-up or other incentive to redeem No
22 Non-cumulative or cumulative Non-cumulative
23 Convertible or non-convertible Non-convertible
24 If convertible, conversion trigger(s) –
25 If convertible, fully or partially –
26 If convertible, conversion rate –
27 If convertible, mandatory or optional conversion –
28 If convertible, specify instrument type convertible into –
29 If convertible, specify issuer of instrument it converts into –
30 Write-down feature Yes
31 If write-down, write-down trigger(s)
Trigger: CET1 ratio is less than 7%
FINMA determines a write-down necessary to ensure UBS Switzerland

AG’s viability; or UBS Switzerland AG receives a commitment of governmental support that FINMA determines necessary to ensure
UBS Switzerland AG’s viability. Subject to applicable conditions.
32 If write-down, fully or partially
Fully

33 If write-down, permanent or temporary Permanent
34 If temporary write-down, description of write-up mechanism –
34a Type of subordination Contractual
35 Position in subordination hierarchy in liquidation (specify instrument type immediately senior to instrument in the
insolvency creditor hierarchy of the legal entity concerned)
Subject to any obligations that are mandatorily preferred by law, each obligation of UBS Switzerland AG that is unsubordinated or is subordinated and not ranked junior (such as all classes of share
capital) or at par (such as tier 1 instruments)
36 Non-compliant transitioned features –
37 If yes, specify non-compliant features –
1 Based on Swiss SRB (including transitional arrangement) requirements.

2 Based on Swiss SRB requirements applicable as of 1 January

2020.

3 Loans granted by UBS AG, Zurich Branch.

4 As applied in UBS Switzerland AG’s

financial statements under Swiss GAAP.

5 Notes subscribed for by UBS AG,

Zurich
Branch.
▲

31 December 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Europe SE consolidated

119
UBS Europe SE consolidated
Key metrics for the fourth quarter of 2024
Quarterly |

The table below provides information about the regulatory

capital components, capital ratios, leverage ratio and
liquidity of UBS Europe SE

consolidated based on

Basel Committee on

Banking Supervision (BCBS)

Pillar 1 requirements
and in accordance with EU regulatory rules and IFRS Accounting

Standards.

During the fourth

quarter of 2024,

available capital

increased by EUR

0.5bn to EUR

3.8bn, primarily

due to the

merger
of

UBS Europe SE

and

Credit

Suisse

(Luxembourg)

S.A.

Similarly,

risk-weighted

assets

increased

by

EUR 1.4bn

to
EUR 14.1bn. Additionally, leverage ratio exposure increased by EUR

5.5bn to EUR 55.6bn, also driven by the merger.
The average liquidity coverage ratio (the LCR) remained well above the regulatory requirement of 100% at 138.9%. The decrease in

the LCR

was driven

by a

EUR 1.0bn increase

in net

cash outflows,

partly offset

by a

EUR 0.5bn increase

in
high-quality

liquid

assets.

The

increase

in

net

cash

outflows

was

mainly

due

to

higher

client-driven

activity

in

the
Investment

Bank

in

Asian

markets.

The

net

stable

funding

ratio

remained

well

above

the

regulatory

requirements

of
100%,

at

125.5%.

Available

stable

funding

increased

by

EUR 2.7bn,

mainly

reflecting

an

increase

in

longer-term
intercompany funding

.

Required stable

funding increased

by EUR 2.4bn,

mainly driven

by the

increased

loan portfolio
from the integration

of Credit Suisse

Luxembourg S.A. and

higher levels of

client-driven activity in

the Investment Bank
in Asian markets.
KM1: Key metrics
1
EUR m, except where indicated
31.12.24 30.9.24
2
30.6.24
2
31.3.24
2
31.12.23
3
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

3,239

2,701

2,740

2,619

2,625
2 Tier 1

3,839

3,301

3,340

3,219

3,225
3 Total capital

3,839

3,301

3,340

3,219

3,225
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

14,079

12,657

12,423

12,645

12,382
4a Minimum capital requirement
4

1,126

1,013

994

1,012

991
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

23.0

21.3

22.1

20.7

21.2
6 Tier 1 ratio (%)

27.3

26.1

26.9

25.5

26.1
7 Total capital ratio (%)

27.3

26.1

26.9

25.5

26.1
Additional CET1 buffer requirements as a percentage of RWA
8 Capital conservation buffer requirement (%)

2.5

2.5

2.5

2.5

2.5
9 Countercyclical buffer requirement (%)

0.7

0.7

0.7

0.6

0.6
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 Total of bank CET1 specific buffer requirements (%)

3.2

3.2

3.2

3.1

3.1
12
CET1 available after meeting the bank’s minimum capital requirements (%)
5

18.5

16.8

17.6

16.2

16.7
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

55,567

50,053

50,630

48,797

45,079
14 Basel III leverage ratio (%)
6

6.9

6.6

6.6

6.6

7.2
Liquidity coverage ratio (LCR)
7
15
Total high-quality liquid assets (HQLA)

17,285

16,741

17,269

18,284

18,944
16 Total net cash outflow

12,542

11,523

11,658

12,406

12,794
17 LCR (%)

138.9

145.2

148.3

147.9

148.7
Net stable funding ratio (NSFR)
18 Total available stable funding

17,134

14,409

14,646

13,384

13,730
19 Total required stable funding

13,656

11,266

11,301

10,874

10,393
20 NSFR (%)

125.5

127.9

129.6

123.1

132.1
1 Based on

applicable EU

regulatory rules.

2 Comparative

figures have

been restated

to align

with the

regulatory reports

as submitted

to the

European Central

Bank.

3 Total assets

and total

equity as

of
31 December 2023 have been restated to reflect a change in the treatment of an internal business transfer in 2023.

4 Calculated as 8% of total RWA, based on total capital minimum requirements, excluding CET1 buffer requirements.

5 Represents the CET1

ratio that is available

for meeting buffer requirements.

Calculated as the CET1

ratio minus 4.5% and

after considering, where

applicable, CET1 capital

that has been
used to meet tier 1 and / or total capital ratio requirements under Pillar 1.

6 On the basis of tier 1 capital.

7 Figures are calculated based on a 12
‑
month average.
▲

31 December 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Americas Holding LLC consolidated

120
UBS Americas Holding LLC consolidated
Key metrics for the fourth quarter of 2024
Quarterly

|

The

table

below

is

based

on

Basel

Committee

on

Banking

Supervision

(BCBS)

Pillar 1

requirements

and

in
accordance with US Basel III rules.
Effective 1 October 2024 and through 30 September 2025,

UBS Americas Holding LLC is

subject to a stress capital

buffer
(an SCB)

of 9.3%,

in addition

to the

minimum capital

requirements. The

SCB was

determined by

the Federal

Reserve
Board following

the completion

of the

2024 Comprehensive

Capital Analysis

and Review

(the CCAR)

based on

Dodd–
Frank Act Stress

Test (DFAST) results

and planned future dividends.

The SCB, which

replaces the static capital

conservation
buffer of 2.5%, is subject to change on an annual basis or

as otherwise determined by the Federal Reserve Board.
During the fourth

quarter of 2024,

common equity tier 1 capital

decreased by USD 7.2bn

to USD 16.1bn, driven primarily
by a USD 6.0bn return of capital

to UBS AG and a net increase in

deductions from deferred tax assets (DTAs) arising from
temporary differences,

partly offset by a decrease in DTAs

arising from net operating losses. Risk-weighted

assets (RWA)
decreased by USD 6.4bn

to USD 78.6bn, due

to a USD 6.9bn

decrease in credit

risk RWA, partly

offset by a

USD 0.5bn
increase in market risk

RWA. Leverage

ratio exposure, calculated on

an average basis, decreased

slightly, by USD 0.1bn,
to

USD 197.5bn.

The

tier 1

leverage

ratio

decreased

3.6 percentage

points

to

9.6%,

primarily

driven

by

the
aforementioned capital movements. Similarly, the tier 1 supplementary leverage ratio (the

SLR) decreased 3.2 percentage
points to 8.3%, primarily driven by the aforementioned capital movements as SLR exposure increased by USD 0.5bn.
The

average

liquidity

coverage

ratio

increased

3.5 percentage

points

to

133.6%,

as

net

cash

outflows

decreased

by
USD 4.6bn

and

high-quality

liquid

assets

decreased

by

USD 5.3bn.

The

average

net

stable

funding

ratio

decreased
1.5 percentage points

to 135.8%.

This was

due to a

USD 3.3bn decrease

in available

stable funding,

partly offset

by a
USD 1.5bn decrease in required stable funding.
›
Refer to “Introduction” in this section for more information about the reparenting of Credit Suisse Holdings (USA), Inc.

31 December 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Americas Holding LLC consolidated

121
KM1: Key metrics
USD m, except where indicated
31.12.24 30.9.24 30.6.24
1
31.3.24 31.12.23
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

16,123

23,303

23,036

14,136

14,081
2 Tier 1

18,941

26,121

25,846

16,975

16,919
3 Total capital

19,181

26,378

26,103

17,174

17,120
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

78,585

84,944

84,289

75,897

73,096
4a Minimum capital requirement
2

6,287

6,795

6,743

6,072

5,848
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

20.5

27.4

27.3

18.6

19.3
6 Tier 1 ratio (%)

24.1

30.8

30.7

22.4

23.1
7 Total capital ratio (%)

24.4

31.1

31.0

22.6

23.4
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)

2.5

2.5

2.5

2.5

2.5
8a US stress capital buffer requirement (%)

9.3

9.1

9.1

9.1

9.1
9 Countercyclical buffer requirement (%)
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)

2.5

2.5

2.5

2.5

2.5
11a US total bank specific capital buffer requirements (%)

9.3

9.1

9.1

9.1

9.1
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3

16.0

22.9

22.8

14.1

14.8
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure
4

197,487

197,597

205,699
5

183,701

184,015
14 Basel III leverage ratio (%)
6

9.6

13.2

12.6

9.2

9.2
14a Total Basel III supplementary leverage ratio exposure measure
4

227,973

227,490

232,968
5

209,750

208,242
14b Basel III supplementary leverage ratio (%)
6

8.3

11.5

11.1

8.1

8.1
Liquidity coverage ratio (LCR)
15 Total high-quality liquid assets (HQLA)
4

26,801

32,069

29,749
7

28,410

27,952
16 Total net cash outflow
4,8

20,064

24,649

20,135
7

18,947

18,931
17 LCR (%)

133.6

130.1

147.7
7

149.9

147.7
Net stable funding ratio (NSFR)
18 Total available stable funding 4

109,283

112,554

107,825
7

107,370

107,872
19 Total required stable funding
4,8

80,456

81,952

79,651
7

80,303

81,650
20 NSFR (%)

135.8

137.3

135.4
7

133.7

132.1
1 Regulatory information is inclusive of Credit Suisse Holdings (USA), Inc.,

following the reparenting of this entity under UBS Americas Holding

LLC on 7 June 2024. Prior periods have not

been restated.

2 Calculated
as 8% of

total RWA, based

on total minimum

capital requirements, excluding

CET1 buffer requirements.

3 Represents the CET1

ratio that is

available to meet

buffer requirements. Calculated

as the CET1

ratio
minus the BCBS CET1 capital

requirement and, where applicable, minus the BCBS

additional tier 1 and tier 2

capital requirements met with CET1

capital.

4 Figures are calculated on a

quarterly average.

5 Leverage
exposure for 30 June 2024 has been calculated as if the reparenting of Credit Suisse Holdings (USA), Inc., occurred on the first day of the calendar quarter.

6 On the basis of tier 1 capital.

7 The liquidity coverage
ratio and

net stable funding

ratio for

30 June 2024

are calculated on

a simple daily

average of

the quarter which

included the

business activity of

Credit Suisse

Holdings (USA), Inc.,

beginning on 7

June 2024.

8 Reflected at 85% of the full amount in accordance with the Federal Reserve tailoring rule.

▲

31 December 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| UBS Americas Holding LLC consolidated

122
Material sub-group entity – creditor ranking at legal entity level
Semi-annual |
The TLAC2 table below provides an overview of the creditor ranking structure of UBS Americas Holding LLC on a standalone basis.
As of

31 December

2024, UBS

Americas Holding

LLC

had a

total

loss-absorbing

capacity

(TLAC) of

USD 26.7bn

after
regulatory

capital

deductions

and

adjustments.

This

amount

included

tier 1

capital

of

USD 18.9bn

and

USD 7.8bn

of
internal

long-term

debt

that

is

eligible

as

internal

TLAC

issued

to

UBS AG,

a

wholly

owned

subsidiary

of

the

UBS
Group AG resolution entity.
TLAC2: Material sub-group entity – creditor ranking at legal entity level

As of 31.12.24 Creditor ranking Total
USD m 1 2 3 4
1 Is the resolution entity the creditor / investor? No No No No
2 Description of creditor ranking
Common Equity
(most junior)
1
Preferred Shares
(Additional tier 1)
Subordinated
debt

Unsecured loans and
other pari passu
liabilities (most senior)
3 Total capital and liabilities net of credit risk mitigation

23,825

2,900

37,300

64,025
4 Subset of row 3 that are excluded liabilities

835

835
5 Total capital and liabilities less excluded liabilities (row 3 minus row 4)

23,825

2,900

36,464

63,189
6 Subset of row 5 that are eligible as TLAC

23,825

2,900

7,800

34,525
7 Subset of row 6 with 1 year ≤ residual maturity < 2 years

0

0
8 Subset of row 6 with 2 years ≤ residual maturity < 5 years

4,150

4,150
9 Subset of row 6 with 5 years ≤ residual maturity < 10 years

3,650

3,650
10 Subset of row 6 with residual maturity ≥ 10 years, but excluded perpetual securities

0

0
11 Subset of row 6 that is perpetual securities

23,825

2,900

26,725
1 Equity attributable to shareholders, which includes share premium and reserves.

▲

31 December 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse International standalone

123
Credit Suisse International standalone
Key metrics for the fourth quarter of 2024
Quarterly

|

The

table

below

is

based

on

Basel

Committee

on

Banking

Supervision

(BCBS)

Pillar 1

requirements

and

in
accordance with UK Prudential Regulatory Authority regulations and IFRS Accounting Standards.

During the fourth quarter of 2024, there was a capital repatriation of USD 5.9bn that reduced the common equity tier 1 capital to

USD 6.9bn and

a capital

repatriation of

USD 1.2bn that

reduced additional

tier 1 capital

to zero.

The impact
on

total

capital

was

a

decrease

of

USD 7.3bn

to

USD 6.9bn.

Risk-weighted

assets

(RWA)

decreased

by

USD 6.0bn

to
USD 11.0bn, driven by decreases in credit risk RWA and market risk RWA due to a reduction in trading activity. Leverage ratio exposure decreased by

USD 22.7bn to USD 32.5bn,

mainly driven by decreases

in reverse repos, trading

inventory,
cash and derivatives.
The average liquidity coverage ratio

was 363.3%, compared with

367.2% in the third

quarter of 2024. The

decrease was
driven

by

a

small

increase

of

USD 0.1bn

in

net

cash

outflows.

High-quality

liquid

assets

were

stable

at

USD 15.0bn,
reflecting increases in treasury-controlled assets, mostly offset by currency effects.
The

net

stable

funding

ratio

(the

NSFR)

of

Credit

Suisse

International

standalone

remained

above

the

regulatory
requirement of 100%, at 214.8%, compared with 182.9% in the third quarter of 2024. The movement in the NSFR was
driven by a decrease of USD 4.2bn in

required stable funding, mainly reflecting decreases in derivative exposures, trading inventory and unsecured

lending. This was

offset by a

decrease of USD 4.1bn

in available stable

funding, mainly driven
by a decrease in capital and long-term funding.

KM1: Key metrics
USD m, except where indicated
31.12.24 30.9.24 30.6.24 31.3.24 31.12.23 1
Available capital (amounts)
1 Common Equity Tier 1 (CET1)

6,883

12,945

12,814

12,896

12,689
2 Tier 1

6,883

14,145

14,014

14,096

13,889
3 Total capital

6,883

14,145

14,014

14,096

13,889
Risk-weighted assets (amounts)
4 Total risk-weighted assets (RWA)

10,951

16,983

19,699

28,068

34,698
4a Minimum capital requirement
2

876

1,359

1,576

2,245

2,776
Risk-based capital ratios as a percentage of RWA
5 CET1 ratio (%)

62.86

76.22

65.05

45.95

36.57
6 Tier 1 ratio (%)

62.86

83.29

71.14

50.22

40.03
7 Total capital ratio (%)

62.86

83.29

71.14

50.22

40.03
Additional CET1 buffer requirements as a percentage of RWA
8 BCBS capital conservation buffer requirement (%)

2.50

2.50

2.50

2.50

2.50
9 Countercyclical buffer requirement (%)

0.76

0.73

0.58

0.61

0.83
10 Bank G-SIB and / or D-SIB additional requirements (%)
11 BCBS total of bank CET1 specific buffer requirements (%)

3.26

3.23

3.08

3.11

3.33
12 CET1 available after meeting the bank’s minimum capital requirements (%)
3

54.86

71.72

60.55

41.45

31.19
Basel III leverage ratio
13 Total Basel III leverage ratio exposure measure

32,521

55,245

58,250

67,069

78,135
14 Basel III leverage ratio (%)
4

21.16

25.60

24.06

21.02

17.78
Liquidity coverage ratio (LCR)
5
15
Total high-quality liquid assets (HQLA)

15,031

14,984

14,578

14,589

15,364
16 Total net cash outflow

4,253

4,206

4,423

4,485

5,990
17 LCR (%)

363.29

367.15

345.26

340.28

280.28
Net stable funding ratio (NSFR)
18 Total available stable funding

17,503

21,600

23,409

26,680

30,356
19 Total required stable funding

8,693

12,935

16,461

20,010

24,166
20 NSFR (%)

214.78

182.88

150.84

136.72

125.59
1 Comparative information has been aligned with Credit Suisse International standalone’s final 2023 audited financial statements.

2 Calculated as 8% of total RWA, based on total minimum capital requirements, excluding CET1 buffer requirements.

3 Represents the CET1 ratio that is available to meet buffer requirements. Calculated as the CET1 ratio minus the BCBS CET1 capital requirement and, where applicable, minus the BCBS additional tier 1 and tier 2 capital requirements met with CET1 capital.

4 On the basis of tier 1 capital.

5 Based on Pillar 1 requirements; calculated using a 12-month average.
▲

31 December 2024 Pillar 3 Report |
Significant regulated subsidiaries and sub-groups

| Credit Suisse International standalone

124
Material sub-group entity – creditor ranking at legal entity level
Semi-annual |

The TLAC2 table below provides an overview of the creditor ranking structure of Credit Suisse International on
a standalone basis.
As

of

31 December

2024,

Credit

Suisse

International

had

a

total

loss-absorbing

capacity

(TLAC)

of

USD 9.9bn

after
regulatory

capital

deductions

and

adjustments.

This

amount

included

tier 1

capital,

excluding

minority

interests,

of
USD 6.9bn

and

USD 3.0bn

of

internal

long-term

debt

that

was

eligible

as

internal

TLAC

issued

to

UBS AG,

a

wholly
owned subsidiary of the UBS Group AG resolution entity.
TLAC2: Material sub-group entity – creditor ranking at legal entity level

As of 31.12.24 Creditor ranking Total
USD m 1 2 3 4
1 Is the resolution entity the creditor / investor? No No No No
2 Description of creditor ranking
Common Equity
(most junior)
1
Preferred Shares
(Additional tier 1)
Subordinated
debt

Unsecured loans and
other pari passu
liabilities (most senior)
3 Total capital and liabilities net of credit risk mitigation

7,339

44,035

51,374
4 Subset of row 3 that are excluded liabilities

3

3
5 Total capital and liabilities less excluded liabilities (row 3 minus row 4)

7,339

44,032

51,371
6 Subset of row 5 that are eligible as TLAC

7,339

3,043

10,382
7 Subset of row 6 with 1 year ≤ residual maturity < 2 years

750

750
8 Subset of row 6 with 2 years ≤ residual maturity < 5 years

2,293

2,293
9 Subset of row 6 with 5 years ≤ residual maturity < 10 years
10 Subset of row 6 with residual maturity ≥ 10 years, but excluded perpetual securities
11 Subset of row 6 that is perpetual securities

7,339

7,339
1 Equity attributable to shareholders, which includes share premium and reserves.
▲

31 December 2024 Pillar 3 Report |
Appendix

Appendix
Abbreviations frequently used in our financial reports
A
ABS

asset-backed securities
AG

Aktiengesellschaft
AGM

Annual General Meeting of
shareholders
AI

artificial intelligence
A-IRB

advanced internal ratings-
based
ALCO

Asset and Liability
Committee
AMA

advanced measurement
approach
AML

anti-money laundering
AoA

Articles of Association
APM

alternative performance
measure
ARR

alternative reference rate
ARS

auction rate securities
ASF

available stable funding
AT1

additional tier 1
AuM

assets under management
B
BCBS

Basel Committee on
Banking Supervision
BIS

Bank for International
Settlements
BoD

Board of Directors
C
CAO

Capital Adequacy
Ordinance
CCAR

Comprehensive Capital
Analysis and Review
CCF

credit conversion factor
CCP

central counterparty
CCR

counterparty credit risk
CCRC

Corporate Culture and
Responsibility Committee
CDS

credit default swap
CEO

Chief Executive Officer
CET1

common equity tier 1
CFO

Chief Financial Officer
CGU

cash-generating unit
CHF

Swiss franc
CIO

Chief Investment Office
C&ORC

Compliance & Operational
Risk Control
CRM

credit risk mitigation
CRO

Chief Risk Officer
CST

combined stress test
CUSIP

Committee on Uniform
Security Identification
Procedures
CVA

credit valuation adjustment
D
DBO

defined benefit obligation
DCCP

Deferred Contingent
Capital Plan

DFAST

Dodd–Frank Act Stress Test
DM

discount margin
DOJ

US Department of Justice
DTA

deferred tax asset
DVA

debit valuation adjustment
E
EAD

exposure at default
EB

Executive Board
EC

European Commission
ECB

European Central Bank
ECL

expected credit loss
EGM

Extraordinary General
Meeting of shareholders
EIR

effective interest rate
EL

expected loss
EMEA

Europe, Middle East and
Africa
EOP

Equity Ownership Plan
EPS

earnings per share
ESG

environmental, social and
governance
ETD

exchange-traded derivatives
ETF

exchange-traded fund
EU

European Union
EUR

euro
EURIBOR

Euro Interbank Offered Rate
EVE

economic value of equity
EY

Ernst & Young Ltd
F
FCA

UK Financial Conduct
Authority
FDIC

Federal Deposit Insurance
Corporation
FINMA

Swiss Financial Market
Supervisory Authority
FMIA

Swiss Financial Market
Infrastructure Act
FRTB

Fundamental Review of the
Trading Book
FSB

Financial Stability Board
FTA

Swiss Federal Tax
Administration
FVA

funding valuation
adjustment
FVOCI

fair value through other
comprehensive income
FVTPL

fair value through profit or
loss
FX

foreign exchange
G
GAAP

generally accepted
accounting principles
GBP

pound sterling
GCRG

Group Compliance,
Regulatory and Governance
GDP

gross domestic product
GEB

Group Executive Board
GHG

greenhouse gas
GIA

Group Internal Audit
GRI

Global Reporting Initiative
G-SIB

global systemically
important bank
H
HQLA high-quality liquid assets
I
IA

Internal Audit
IAS

International Accounting
Standards
IASB

International Accounting
Standards Board
IBOR

interbank offered rate
IFRIC

International Financial
Reporting Interpretations
Committee
IFRS

accounting standards
Accounting

issued by the IASB
Standards
IRB

internal ratings-based
IRRBB

interest rate risk in the
banking book
ISDA

International Swaps and
Derivatives Association
ISIN

International Securities
Identification Number

31 December 2024 Pillar 3 Report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT

Key Risk Taker
L
LAS

liquidity-adjusted stress
LCR

liquidity coverage ratio
LGD

loss given default
LIBOR

London Interbank Offered
Rate
LLC

limited liability company
LoD

lines of defense
LRD

leverage ratio denominator
LTIP

Long-Term

Incentive Plan
LTV

loan-to-value
M
M&A

mergers and acquisitions
MRT

Material Risk Taker
N
NII

net interest income
NSFR

net stable funding ratio
NYSE

New York Stock Exchange
O
OCA

own credit adjustment
OCI

other comprehensive
income
OECD

Organisation for Economic
Co-operation and
Development
OTC

over-the-counter
P
PCI

purchased credit impaired
PD

probability of default
PIT

point in time
PPA

purchase price allocation
Q
QCCP

qualifying central
counterparty
R
RBC

risk-based capital
RbM

risk-based monitoring
REIT

real estate investment trust
RMBS

residential mortgage-
backed securities
RniV

risks not in VaR
RoCET1

return on CET1 capital
RoU

right-of-use
rTSR

relative total shareholder
return
RWA

risk-weighted assets
S
SA

standardized approach or
société anonyme
SA-CCR

standardized approach for
counterparty credit risk
SAR

Special Administrative
Region of the People’s
Republic of China
SDG

Sustainable Development
Goal
SEC

US Securities and Exchange
Commission
SFT

securities financing
transaction
SIBOR

Singapore Interbank
Offered Rate
SICR

significant increase in credit
risk
SIX

SIX Swiss Exchange
SME

small and medium-sized
entities
SMF

Senior Management
Function
SNB

Swiss National Bank
SOR

Singapore Swap Offer Rate
SPPI

solely payments of principal
and interest
SRB

systemically relevant bank
SVaR

stressed value-at-risk
T
TBTF

too big to fail
TCFD

Task

Force on Climate-
related Financial Disclosures
TIBOR

Tokyo

Interbank Offered
Rate
TLAC

total loss-absorbing capacity
TTC

through the cycle
U
USD

US dollar
V
VaR

value-at-risk
VAT value added tax
This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may
appear in this particular report.

31 December 2024 Pillar 3 Report |
Appendix

Cautionary statement

|

This report

and the

information contained

herein are

provided solely

for information

purposes, and

are not to

be construed

as solicitation
of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s most recent annual report on
Form 20- F,
quarterly reports and other information

furnished to or filed with

the US Securities and Exchange

Commission (the SEC) on Form

6-K, available at
ubs.com/investors , for additional information.
Rounding |

Numbers presented throughout this report may not add up

precisely to the totals provided in the tables and text.

Percentages and percent changes
disclosed in text and tables are

calculated on the basis of unrounded

figures. Absolute changes between reporting periods disclosed in the text, which can be
derived from numbers presented in related tables, are calculated on a rounded basis.

Tables |

Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

Values
that are zero on a rounded basis can be either negative

or positive on an actual basis.
Websites |

In this report,

any website

addresses are provided

solely for information

and are not

intended to

be active links.

UBS does not

incorporate

the contents
of any such websites into this report.

UBS Group AG
PO Box
CH-8098 Zurich
ubs.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this
report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Copetti-Campi ______________
Name:

Ella Copetti-Campi
Title:

Executive Director
UBS AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Copetti-Campi ______________
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

March 17, 2025